UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 12, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes            No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes             No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED – SUSTAINABLE DEVELOPMENT
REPORT FOR THE YEAR ENDED DECEMBER 31, 2016

SUSTAINABLE  DEVELOPMENT
REPORT
2016
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CONTENTS
SUSTAINABLE DEVELOPMENT REPORT
2016
1
WHO WE ARE
SECTION 1
SECTION 2
ABOUT THIS
REPORT
SECTION 3
LEADERSHIP
SECTION 4
STRATEGY
SECTION 5
MATERIAL
ISSUES
SECTION 6
DATA
TABLES
Glossary
Who we are
About this report Leadership Strategy Material issues Data tables

WHO WE ARE
OUR
VALUES
SUSTAINABLE DEVELOPMENT REPORT
2016
2
Glossary
Who we are
About this report
Leadership
Strategy
Material issues
Data tables
CLICK TO REVEAL
Safety is our ﬁrst value.
We place people ﬁrst and
correspondingly put the highest
priority on safe and healthy
practices and systems of work. We
seek out new and innovative ways
to prevent injury and illness in our
business and to ensure that our
workplaces are free of occupational
injury and illness. We live each day
for each other and use our collective
commitment, talents, resources
and systems to deliver on our most
important commitment .... to care.
We treat each other with
dignity and respect.
We believe that individuals who
are treated with respect and who
are entrusted to take responsibility,
respond by giving their best. We
seek to preserve people’s dignity,
their sense of self-worth in all our
interactions, respecting them for
who they are and valuing the unique
contribution that they can make
to our business success. We are
honest with ourselves and others,
and we deal ethically with all of our
business and social partners.
We value diversity.
We aim to be a global leader with
the right people for the right jobs.
We promote inclusion and team
work, deriving beneﬁt from the
rich diversity of the cultures, ideas,
experiences and skills that each
employee brings to the business.
We are accountable for our
actions and undertake to
deliver on our commitments.
We are focused on delivering
results and we accept responsibility
and hold ourselves accountable
for our work, our behaviour, our
ethics and our actions. We aim to
deliver high performance outcomes
and undertake to deliver on our
commitments to our colleagues,
business and social partners, and
our investors.
We want the communities and
societies in which we operate
to be better off for AngloGold
Ashanti having been there.
We uphold and promote
fundamental human rights where
we do business. We contribute to
building productive, respectful and
mutually beneﬁcial partnerships
in the communities in which we
operate. We aim to leave a legacy of
enduring value.
We respect the environment.
We are committed to continually
improving our processes in order to
prevent pollution, minimise waste,
increase our carbon efﬁciency,
make efﬁcient use of natural
resources, and develop innovative
solutions to mitigate environmental
and climate risks.
OUR VALUES

WHO WE ARE
(CONTINUED)
Headquartered in Johannesurg ,
South Africa, AngloGold Ashanti has a
globally diverse ,world-class portfolio
of operations and projects.
A
ngloGold Ashanti is the third-largest gold
mining company in the world, measured
by production. It has 17 gold mines in
nine countries, as well as several exploration
programmes in both the established and new gold
producing regions of the world.
OUR BUSINESS OBJECTIVES
Optimise overhead, costs and
capital expenditure
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Improve portfolio quality
Supporting
our strategy for
sustainable
cash flow
improvements
and returns
OUR CORE STRATEGIC FOCUS AREAS
Focus on people, safety
and sustainability
Ensure ﬁnancial
ﬂexibility
Optimise overhead, costs
and capital expenditure
Improve portfolio
quality
Maintain long-term
optionality
•   Focus on people, safety and
sustainability: our business
must operate according to
our values if it is to remain
sustainable in the long term.
•  Ensure ﬁnancial ﬂexibility: the
balance sheet is the foundation
of our company and we must
ensure it always remains able to
meet our core funding needs.
•   Optimise overhead, costs
and capital expenditure: all
spending decisions must be
checked and double checked
to ensure they are necessary to
fulﬁll our core business objective.
•   Improve portfolio quality: we
have a portfolio of assets that
must be actively managed as we
strive for a competitive valuation
as a business.
•   Maintain long-term
optionality: while we are
focused on ensuring the most
efﬁcient day-to-day operation
of our business we must
keep an eye on creating a
competitive pipeline of long-term
opportunities.
SUSTAINABLE DEVELOPMENT REPORT
2016
3
MAP
AngloGold Ashanti
operations
GRI
Glossary
Who we are
About this report
Leadership
Strategy
Material issues
Data tables

4
WHO WE ARE
(CONTINUED)
PERFORMANCE  SNAPSHOT
5 2 , 6 4 9
employees
(2015: 52,266 )
3.6 Moz
gold produced
(2015: 3.9 Moz )
$ 4 . 3 b n
revenue
(2015: $4.2bn )
$4.3bn
market
capitalisation
(2015: $2.9bn )
3.6Moz
total gold sales
(2015: 3.9Moz )
$4.1bn
annual gold income
(2015: $4.2bn )
interest in the Cerro Vanguardia operation. In
addition to its mining operations, AngloGold
Ashanti holds a shareholding of 42.4% in
Rand Reﬁnery (Pty) Limited, a gold smelting
and reﬁning business in South Africa, and
wholly owns and operates the Queiroz
reﬁnery in Brazil.
The annual ﬁnancial statements of the group
incorporate the ﬁnancial statements of the
company, material subsidiaries and joint
ventures and associates. A list of principal
subsidiaries and operating entities is included
in the Annual Financial Statements 2016.
SHAREHOLDING
AngloGold Ashanti’s primary listing is on the
Johannesburg Stock Exchange (JSE) in South
Africa. The company is also listed on the New
York, Australia and Ghana stock exchanges.
The Government of Ghana retains a 1.56%
interest in the company. The respective
national governments hold direct interests
in our operating subsidiary in Guinea and
joint ventures in the Democratic Republic
of the Congo (DRC) and Mali. In Argentina,
Fomicruz, a state owned company operating
in the province of Santa Cruz, owns a 7.5%
Economic value
distributed
$3.4bn
of this $1.1 billio n was paid
to employees as salaries and
wages and $20.2 million spent on
community and social investments
SUTAINABLE DEVELOPMENT REPORT
2016
4
Glossary
Who we are
About this report Leadership Strategy Material issues Data tables

ABOUT THIS REPORT
Reporting boundaries and scope /
6
Selecting our report content /
7
Reporting assurance /
8
This report presents information
on our sustainable development
performance in 2016.
ARTICULATING OUR PERFORMANCE
in a transparent and accountable way
SUSTAINABLE DEVELOPMENT REPORT 2016
5
Glossary
Who we are
About this report
Leadership
Strategy
Material issues
Data tables

in Mali or Kibali in the Democratic Republic
of the Congo (DRC), which are managed and
operated by our joint venture partner Randgold
Resources Limited.
CONTROL
By control we mean we own the assets
and engage or employ the workforce.
SIGNIFICANT INFLUENCE
By signiﬁcant inﬂuence we mean we
operate the asset under a contractual
obligation to the owners.
REPORTING
Information is consolidated and reported
as AngloGold Ashanti results for assets
under our control. For assets where we
have a signiﬁcant inﬂuence, we may
choose to report information externally
if it is of speciﬁc interest and applicable
agreements allow.
COMPLIANCE WITH
REPORTING GUIDELINES
This report has been prepared in accordance
with the GRI G4 core reporting guidelines.
These guidelines are the benchmark for
sustainability reporting globally. We report at a
core level against the guidelines, which means
we assess what is material for our business
and focus our reporting on these aspects.
REPORTING BOUNDARIES AND SCOPE
Our reporting boundary is the
description of where impacts occur
for each issue during the 2016
reporting period.
T
he AngloGold Ashanti Sustainable
Development Report 2016 seeks to
present detailed information on our
sustainable development performance from
operations within our reporting boundary.
In setting our reporting boundary, we have
considered impacts which result from
operations within AngloGold Ashanti and its
associated companies, as well as impacts
on the company from external factors. While
we seek to establish a consistent boundary
for reporting across all our sustainable
development metrics, we do report on
developments, impacts and data outside
our reporting boundary where these are
material to the business and its sustainable
development performance.
In the context of this report, “outside of the
organisation” refers to our suppliers, where
we do not own the assets and do not directly
engage or employ the workforce, and where we
do not operate the asset under a contractual
obligation. “Within the organisation” refers to
all operations and entities in which the group
has a controlling interest and which are under
our management, in terms of a contractual
obligation. We therefore do not report on non-
ﬁnancial information for either the Morila Mine
AngloGold Ashanti is a signatory of the
United Nations Global Compact (UNGC)
and this report serves as the 2016
Communication on Progress (COP). It is also
aligned with the Sustainable Development
Framework of the International Council
on Mining and Metals (ICMM), of which
AngloGold Ashanti is a member. The section
on External Charters provides additional
detail of compliance with other frameworks,
including voluntary memberships.
SUPPORTING
DOCUMENTS
External charters
Extractive Industries Transparency
Initiative
UN Voluntary Principles on Security
and Human Rights
Sustainable Development Framework
of the International Council on Mining
and Metals
United Nations Global Compact
Conﬂict-Free Gold Report
GRI Content Index
SUSTAINABLE DEVELOPMENT REPORT
2016
6
G R I
G4-19
G4-20
G4-21
Glossary
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Strategy
Material issues
Data tables

SELECTING OUR REPORT CONTENT
The materiality selection process involved:
A review of the 2015 material issues.
These were reviewed to determine their
current relevance within the AngloGold
Ashanti sustainable development landscape.
It emerged that the challenges identiﬁed in
2015 were still relevant to the current business
context, although the key features of the
material issues had shifted during the reporting
year. These key features have been updated
and articulated in the introduction of each
material issue in this report.
Identiﬁcation of emerging issues. We
evaluated the strategic and operational risks
identiﬁed by the business, including topics
covered in sector and market reports and in
the media. Lastly, we considered feedback
from our investors and other stakeholders
through our direct and indirect engagements.
Determining and prioritising the material
issues. To validate whether issues were
material for the 2016 reporting year, we
applied a classiﬁcation and ranking approach
to arrive at the set of material issues. The
classiﬁcation process involved determining
whether material issues could be reported on
effectively within the context of the business
and global reporting frameworks. We also
considered whether they met the deﬁnition of
an issue, or were contributing factors. Through
a robust process with discipline owners across
The AngloGold Ashanti Sustainable
Development Report 2016 articulates
the company’s sustainable
development performance across
all operating jurisdictions for the
reporting period 1 January 2016
to 31 December 2016.
D
ue to the operational complexity,
geographical diversity and size of
AngloGold Ashanti, our content
selection processes focused on capturing and
articulating issues of material concern that
effected the group during the 2016 reporting
year. This also includes a reﬂection of what
we want to achieve through our reporting and
whom we view as our primary readers.
The materiality selection process takes
into consideration guidance in respect of
materiality provided by the International
Integrated Reporting Council, the GRI’s G4
guidelines and the Accountability AA 1000
Stakeholder Engagement Standard.
the business, the set of material issues was
ranked according to priority.
The criteria for ranking the material issues
included the following:
•
focus during the reporting period;
•
relevance to the company;
•

impact on achieving or maintaining our
social licence to operate; and
•

alignment with
Sustainable
Development Goals
.
A set of 10 material issues were agreed.
Both the material issues identiﬁed and the
ﬁnal report were reviewed by the Executive
Committee and the Social, Ethics and
Sustainability Committee of the board. This
was done to ascertain whether the material
issues for reporting represented a balanced
and comprehensive view of the critical areas
of concern for the business and stakeholders.
This process also determined whether any
additional or emerging issues, which should
have been included, had been omitted.
Mapping each material issue to the United
Nations Sustainable Development Goals
(SDGs) has been used to further test their
relevance to our external landscape and to
societal expectations. Of note, the linkages are
particularly strong where a material issue maps
to multiple SDGs. The implication is that in
meaningfully addressing these material issues,
there is broader positive impact.
EMPLOYEE SAFETY
EMPLOYEE, COMMUNITY AND
ASSET SECURITY
RESPONSIBLE ENVIRONMENTAL
STEWARDSHIP
EMPLOYEE AND COMMUNITY HEALTH
MANAGING COMMUNITY EXPECTATIONS
AND DEMONSTRATING CONTRIBUTION
NAVIGATING REGULATORY
AND POLITICAL RISK

INTEGRATED CLOSURE PLANNING
ARTISANAL AND SMALL-SCALE MINING
TALENT MANAGEMENT AND SKILLS
DEVELOPMENT
RESPECTING HUMAN RIGHTS
OUR 2016 MATERIAL
ISSUES
SUSTAINABLE DEVELOPMENT REPORT
2016
7
G4-23
G4-18
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Strategy
Material issues
Data tables

REPORTING ASSURANCE
We engaged Ernst & Young to perform an
assurance engagement to report on whether
the Sustainable Development Report 2016
complies with the International Council
on Mining and Metals (ICMM) Sustainable
Development Framework Subject Matters
1 - 4. Speciﬁcally:
•
Subject Matter 1: Alignment of AngloGold
Ashanti’s sustainability policies to the
ICMM’s 10 SD Principles and Mandatory
Requirements in ICMM Position Statements.
•
Subject Matter 2: Material sustainable
development risks and opportunities
and the views and expectations of our
stakeholders.
•
Subject Matter 3: The existence and
status of implementation of systems and
approaches that the company is using to
manage material sustainable development
risks and opportunities.
•
Subject Matter 4: Performance against
a number of key performance indicators
chosen for reporting which reﬂect the issues
which are material for the business.
In addition to reliance on external assurance,
our assurance approach also includes a review
of this report and of our ongoing sustainability
performance by AngloGold Ashanti’s Group
Internal Audit team.
Group Internal Audit provided assurance for
the 2016 sustainable development reporting
in terms of the Group Internal Audit Charter
as approved by the company’s Audit and
Risk Committee. The audits were performed
in accordance with the Institute of Internal
Auditors’ Standards for the Professional
Practice of Internal Audit.
Internal assurance includes a programme
of combined assurance assessments,
comprising site visits and reviews, undertaken
during the course of the year. These
assessments determine the validity, accuracy
and completeness of the relevant GRI G4
indicators in our reports, together with various
data transfer and integrity checks.
This Sustainable Development Report 2016
was approved by the Social, Ethics and
Sustainability Committee and the Board of
Directors on 22 March 2017.
SUSTAINABLE DEVELOPMENT REPORT
2016
8
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SECTION 3
LEADERSHIP
From the Chairperson of the Social, Ethics
and Sustainability Committee /
10
From the desk
of the CEO /
12
The view of the Executive Vice President,
Sustainable Development /
14
In this section our leaders reflect
on the sustainable development
performance of AngloGold Ashanti.
9
SUSTAINABLE DEVELOPMENT REPORT
2016
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FROM THE CHAIRPERSON OF THE SOCIAL, ETHICS
AND SUSTAINABILITY COMMITTEE
NOZIPHO JANUARY-BARDILL
Chairperson of the Social, Ethics and Sustainability Committee
Sustainable development and inclusive economic models
are increasingly becoming the sine qua non of successful
businesses across the globe.
T
he notion of sustainable development
is no longer associated with
“underdeveloped” third world
economies, but with a vision that sees
global economic growth as long term,
inclusive, collaborative, socially fair, and
environmentally prosperous for all.
The business case for sustainable
development is strong and gaining
momentum in the global context. The
adoption by the United Nations of the 17
global Sustainable Development Goals from
ending poverty and hunger in all societies,
to deepening multi-stakeholder partnerships
to attain these goals, has further accelerated
the urgency for an approach to business
that pursues social and environmental
sustainability and protects the safety,
security, health and well-being of employees
and communities as energetically as it
pursues market share and shareholder
value. This approach, it is further argued,
although disruptive, has the effect of
creating new opportunities for businesses,
governments and civil societies; unleashing
and stimulating innovation and enhancing
efﬁciencies and shared value. Companies
that are not agile and forward looking
enough to see the value of embracing a
sustainable development approach risk
becoming sterile and uncompetitive.
AngloGold Ashanti as a company exists in
this shifting landscape and our thinking on
sustainable development continues to evolve
as in the macro context. As a corporate
citizen we are compelled to be sensitive
to the social, economic and environmental
contexts in which we operate. Our value
proposition has to be one that aims not only
to beneﬁt the company and its shareholders,
but also the societies in which we exist. The
success of our company is intertwined with
the success of the communities and countries
where we operate. Conversely, we cannot be
a healthy company in an unhealthy society.
In this regard much progress has been made
in pursuing our sustainable development
goals. The company is progressively making
the transition from a position where business
and sustainable development objectives
were separate, to a state where they are fully
integrated. Testimony to the progress we
have made, is that people and sustainability
parameters account for 22% of senior manager
and executive performance-based discretionary
pay in 2016. Going forward we anticipate that
this will increase to 25%. The integration of
sustainable development into the business is
increasingly resulting in positive and impactful
outcomes in the growth of the business and its
social and environmental context.
In 2016, our Social, Ethics and Sustainability
Committee of the board continued to
be active. Beyond focusing on current
requirements for an effective committee,
we began to proactively understand and
address the requirements emerging from the
King IV Report on Corporate Governance.
SUSTAINABLE DEVELOPMENT REPORT
2016
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FROM THE CHAIRPERSON OF THE SOCIAL, ETHICS
AND SUSTAINABILITY COMMITTEE
(CONTINUED)
We are conﬁdent that all requirements will be
met timeously.
Safety remained a top priority for the board.
The vulnerability of people in our mines is
profound and thus safety will continue to
receive our full attention. In the same vein,
the health of employees is important. While
we recognise that dealing with occupational
diseases is difﬁcult given the long period of
time between possible exposure to health
hazards and the development of disease, our
resolve to eliminate such diseases remains
ﬁrm. We remain focused on the prevention of
occupational exposures.
We also paid particular attention to issues
concerning the environment due to their
intimate relationships with people who live
off the land in the areas where we operate.
Security related issues surfaced at the board
committee meetings throughout the year.
This includes securing our assets, as well
as mitigating the impact of security risks on
our host communities. Our primary concern
is the safety of people, which includes our
obligation to ensure human rights principles
are embedded in the way we respond.
The complex challenge of artisanal and small-
scale mining (both legal and illegal) continues
to confront the mining industry. Our Social,
Ethics and Sustainability Committee of the
board is particularly dedicated to formalising
policies and frameworks to enable more
sustainable solutions.
Despite signiﬁcant challenges in the mining
industry such as volatility in the gold price
that impacts negatively on our share price,
and instability in some of the regions where
we operate, the outlook for 2017 remains
optimistic. As mining becomes more
technically complex, we are looking to
technology to enable growth and to ensure
we can mine more safely. More predictable
political and economic conditions across our
jurisdictions are imperative and would be more
conducive to the growth that is desired.
As the board of AngloGold Ashanti, we have
great conﬁdence in the leadership of the
executive team. Similarly, shareholders have
provided positive feedback on the direction
the company is taking. AngloGold Ashanti
as an institution is getting stronger. Our
challenge now rests on how to best navigate
an increasingly unstable external environment
and keep our people motivated and engaged
in a way that is reﬂective of our values as a
responsible global and local citizen.
Nozipho January-Bardill
Chairperson of the Social, Ethics and
Sustainability Committee
The success of our company is
intertwined with the success of
the communities and countries
where we operate.
SUSTAINABLE DEVELOPMENT REPORT
2016
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FROM THE DESK OF THE CEO
SRINIVASAN VENKATAKRISHNAN
Chief Executive Ofﬁcer
Our aim is to have every person return home safely to
their families each day.
TO ANGLOGOLD ASHANTI ’ S
STAKEHOLDERS,
AngloGold Ashanti’s key strategic focus is
clear: to safely generate sustainable free
cash ﬂow and returns. What this means,
in a nutshell, is that we will strive to create
a business that will safely and responsibly
generate sufﬁcient cash ﬂow and returns
over the long term, enabling it to address the
sustainability opportunities and challenges in
our operating environment and pay a dividend
to our shareholders.
OUR STRATEGY AND VALUES
When we shaped our strategy back in 2013,
we didn’t simply say we want to improve cash
ﬂow and returns. We deliberately emphasised
the need to ensure the sustainability of those
objectives. In the ﬁrst instance, that requires
maintaining – and indeed improving – our
social licence to operate. We have at all times
worked hard to ensure that ‘sustainable
development’ is never a discipline that
functions separately from our core business
of exploring for, and developing gold ore
bodies. Instead, we have made every effort to
ensure sustainability is a cornerstone of our
strategy, and is integrated into every aspect
of the business.
We understand absolutely that we must adhere
to our values, listen to our different stakeholders
and respond to their needs in a way that
responsibly balances a number of competing
objectives which span production, costs and
ongoing investment on the one hand, and
safety, responsible environmental stewardship
and inclusive economic development of host
communities, on the other.
This is a challenging task, given the scarcity of
capital. But it is made easier by non-negotiable
adherence to a strong set of values that are
not only the standard governing how we do
business, but an invaluable guideline for our
behaviour and decision making.
Our values enjoin us to always treat people
with respect and dignity, recognising that
building and maintaining trust is an integral
part of sustainability. They also ensure that we
actively strive to promote diversity, creating a
diverse business that is representative of our
global operating footprint. Finally, our values
demand that we deliver on our commitments
in an ethical way and that we respect the
environment and our host communities, our
most important constituency. We must not
only co-exist with our neighbours, but make
good on our commitment to leave them better
off for us having operated our mines near
where they live.
In all cases, we must continue to support
and uphold the highest levels of honesty and
accountability, both from our employees and
leadership team, but also from our partners in
business, labour and government.
HEALTH, SAFETY, ENVIRONMENT,
HUMAN RIGHTS
Mining is by nature a challenging, invasive
business. Whilst we strive to achieve the
highest standards it is important that we
recognise areas where we have fallen
short. This report aims to provide an honest
account of our activities, with not only an
exposition of our successes in the broad ﬁeld
of sustainability, but also the areas in which
we can improve. We remain humble, open to
learning from our experiences and to ultimately
improve the way we do business and increase
our positive impact on society.
There is no greater area where this is true than
in the area of safety. It is with a heavy heart
that I extend my sincere condolences to the
families of our seven colleagues who lost their
lives in workplace accidents last year. There is
no higher priority for AngloGold Ashanti – and
indeed for me – than the safety and wellbeing
of every person that comes to work. Our aim
is to have every person return home safely to
their families each day. This is a commitment
that we will continue to demonstrate across
our global portfolio, every day.
There are, however, areas of real encouragement
for us. Over the past decade, AngloGold
Ashanti has reduced operating fatalities by
more than 80%. Over the same period, we
SUSTAINABLE DEVELOPMENT REPORT
2016
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Strategy
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Data tables

have improved our all injury frequency rate,
the broadest measure of workplace injuries,
by more than two-thirds. While these are
gratifying outcomes, we will not relent in our
endeavours to prevent harm to employees.
Like in any heavy industry, and especially in
a company like ours that employs more than
50,000 people globally, human error remains
among our greatest challenges. This is an
aspect of the business that we continue to
work hard to mitigate in cooperation with a
broad group of stakeholders.
While operational safety is
obviously a significant concern,
the overall health and wellbeing
of our employees is also a major
area of focus for us.
In South Africa, the legacy issue of silicosis
remains a pressing challenge. Along with
our industry peers, we have established the
Occupational Lung Disease (OLD) Working
Group, which seeks a comprehensive
and sustainable solution to the legacy and
ongoing concerns relating to OLD. For two
years, the OLD Working Group has been and
continues to be in ongoing discussions with all
stakeholders – including legal representatives
of OLD litigants, government and labour – with
a view to ﬁnding common ground and to
seeking the solution to this industry legacy
issue. Progress has been made in other key
areas, notably the ongoing advances made in
addressing Occupational Tuberculosis, which
have resulted in a 70% reduction in case
incidence since 2004, with incidence rates
among employees now approaching national
averages in South Africa. There have also been
consistent improvements in environmental
stewardship, with only a single reportable
incident occurring in 2016, down from four the
previous year.
VOLATILE TIMES
We live in increasingly volatile times, and
we recognise the need to navigate political
upheaval; evolving regulation and the
uncertainty this brings; increased nationalism
and challenges associated with migration;
higher levels of community activism and
(welcome) oversight from non-governmental
organisations; mounting global security
concerns and the distinct cultural patterns
in host societies; and different labour
relations challenges in each of our operating
jurisdictions. With this backdrop, it is clear that
we need to develop and nurture many of the
skills traditionally associated with diplomacy.
In responding to all these challenges, we will
again be guided by our values, but will also
leverage the progress we continue to make
in embedding a culture of human rights into
the fabric of our business. We have made
substantial headway in entrenching the
Voluntary Principles on Security and Human
Rights (VPSHR) and the United National Global
Compact on Business and Human Rights into
our grievance procedures, relocation processes
and all aspects of security management.
Our ability to respond effectively to a dynamic
environment is made easier by our ability
to attract and retain key talent. Given the
scarcity of talent across the mining industry,
we believe we have done a good job in
recruiting world-class employees and providing
development opportunities for them to realise
their potential. We also look to provide an
environment in which employees can create
new, more innovative ways of delivering on
their commitments.
As a good corporate citizen, we are also
alive to the need to remain compliant with
all rules, regulations and laws in each of our
operating jurisdictions. And while we fully
recognise the imperative to provide returns
to our shareholders who fund the business,
we are also mindful of the need to operate for
the good of all stakeholders, including host
governments and communities. By promoting
socio-economic development and more
inclusive growth, we vastly improve the overall
sustainability of the business.
Srinivasan Venkatakrishnan (Venkat)
Chief Executive Ofﬁcer
FROM THE DESK OF THE CEO
(CONTINUED)
SUSTAINABLE DEVELOPMENT REPORT
2016
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THE VIEW OF THE EXECUTIVE VICE PRESIDENT,
SUSTAINABLE DEVELOPMENT
DAVID NOKO
Executive Vice President, Sustainable Development
Our focus is to ensure sustainable development principles
become deeply embedded in the business value chain.
T
he challenges we face in our business
landscape are escalating every
year. From a global perspective,
we express them as our Material Issues
recognising, that in practice, they manifest
in different ways in the various jurisdictions
where we operate. In 2016, we experienced
challenges across all disciplines within
the sustainable development portfolio, in
different forms and in varying degrees of
complexities: Safety, Health, Environment,
Community & Government Affairs and
Security & Human Rights.
Although we are optimistic about the future
we also expect 2017 and the coming years
to become more challenging. We are working
hard to build appropriate knowledge, skills
and capacity to enable us to deal with the
complex operating environments we exist in.
In pursuit of proactive and predictive ways of
working, during 2016, our journey towards
excellence intensiﬁed.
We are implementing our strategy to
becoming a resilient organisation.
Within AngloGold Ashanti it is accepted that
sustainable development is a core part of the
business. Central to our strategy is the extent
to which we integrate sustainable development
principles into business processes.
We also recognise that there is economic
value accruing to our business through our
sustainable development performance such
as in improved safety performance and
harmonious relationships with communities
and other stakeholders. Our approach will
guarantee us multiple beneﬁts that are very
signiﬁcant in modern society where corporate
consciousness, values and ethical conduct
are considered positive elements for long
term business success.
Our focus now is to ensure sustainable
development principles become deeply
embedded in the business value chain.
This includes the ability of the disciplines to
demonstrate commercial awareness and
our contributions to the bottom line and
equitable sharing of the beneﬁts with all the
stakeholders impacted by our business.
Beyond the business we continue to shift
our focus from just implementing a suite
of sustainable development activities
to understanding the impact of the
organisation’s efforts. As we elevate our
capability to address the challenges we face,
and move toward resilience, we enhance our
social licence to operate and increase our
ability to compete successfully in all aspects
of our business.
Looking to 2017, we will continue along our
current sustainable development trajectory.
Moving beyond, we will focus on establishing
higher order ambitions.
These will consider and include the United
Nations Sustainable Development Goals,
as they impact our business. Operationalising
the prioritised goals within our strategy
and demonstrating our progress to their
achievement will be a big step in bridging the
gap between the company, governments and
the communities in which we operate.
As we continue to strengthen our ability to
implement projects and initiatives within the
business, we continuously seek to maximise
the positive impact we have on others.
David Noko
Executive Vice President,
Sustainable Development
SUSTAINABLE DEVELOPMENT REPORT
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SECTION 4
STRATEGY
Strategy for sustainable development /
16
Our actions in 2016 /
17
Our performance /
19
Our group sustainable development strategy
outlines the actions required to secure our
social licence to operate and ultimately to
support the company’s success.
SUSTAINABLE DEVELOPMENT REPORT  2016
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16
STRATEGY FOR SUSTAINABLE DEVELOPMENT
Understanding
the challenge
Sustainable
development
value proposition
Our coherent set
of actions
Turning strategy
into action and guiding
principles
taking into account developments
in the key parameters which
define the strategic landscape
in the jurisdictions in which
we operate.
OUR STRATEGY
IS DYNAMIC
AND ADAPTIVE
S
ustainable Development remains core to
our business strategy. As reﬂected in our
ﬁve strategic focus areas, our attention
to safety, people and sustainability provides
a foundation which enables success in the
other four areas. We believe that superior
sustainable development performance not only
gives us our social licence to operate, but also
drives better business performance. Being
compliant qualiﬁes us to conduct our business.
Moving beyond compliance, our sustainable
development performance serves as a source
of competitive advantage.
The sustainable development challenges we
face are characterised by complexity.
Our success in navigating them is determined
by two factors – the levels of trust we share
with our stakeholders, and the quality of the
solutions we develop and implement. Our
strategic approach seeks to address our
challenges in a transformational way. This
requires that we build high levels of trust
with our stakeholders, and develop the best
solutions for mutual beneﬁt. We recognise that
this requires that we engage positively and
authentically with our stakeholders to have a
shared understanding of our challenges, and
establish a shared view of the future. In our
vision of the future, we share risk, address the
barriers we face, and embrace accountability.
OUR STRATEGIC FRAMEWORK
“
Our group sustainable development strategy outlines the actions required to secure our social licence to operate, and ultimately to support the company’s success.
”
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OUR ACTIONS IN 2016
Our strategic framework provides a basis for
coherent action across the company. During
the year the group Strategic Framework
was validated by the global sustainable
development leadership team at a strategy
workshop in May 2016. In addition to
this validation, attention was placed on
strengthening the foundation and internal
systems and processes focus areas. The
rationale for this prioritisation was to reinforce
the necessary capability required to enhance
positive impact.
STRENGTHENING THE FOUNDATION
Signiﬁcant progress was made in all four
strategic focus areas of this perspective.
A company framework for the health of discipline
was ﬁnalised by the group Human Resources
department for implementation across the
company. It establishes a common language
and approach to ensure adequate capability
for deﬁned discipline or business unit service
offerings. All disciplines within the Sustainable
Development portfolio have functional structures
at corporate and operational levels, with the
appropriate skill mix and accountabilities. Talent
management processes are in place to support
business success.
Continued progress was made in embedding
and integrating sustainable development into
the business. Senior business leaders have
been engaged around the strategy, covering
the board, the Executive, Senior Vice President
and Vice President levels across the company.
Additionally, strategic business activities have
been targeted for sustainable development
integration. Integration activities continued
during the year and are expected to be
ongoing over the next few years.
These include incorporating:
•
sustainable development inputs into asset
strategy decision making;
•
discipline input into projects and business
planning; and
•
sustainable development practices such as
critical controls into work processes.
The challenge we continue to face is
embedding and integrating sustainable
development into the business to the extent
that employees at rock face see and conduct
their day-to-day work through this lens. The
safety discipline has progressed furthest along
this pathway, and we will continue to use our
learnings in safety as we extend the approach
to all disciplines within the portfolio.
Through implementation of the Group Data
Management Framework and Guidelines,
greater assurance has been given to
data integrity. Sustainable development
disciplines have continued to enhance their
performance metrics and related analytics.
STRATE FOR SUSTAINABLE DEVELOPMENT
(CONTINUED)
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STRATEGY FOR SUSTAINABLE DEVELOPMENT
( C O N T I N U E D )
During 2017, further work will be undertaken to
incorporate relevant United Nations Sustainable
Development Goals, metrics and targets into
our strategic framework, setting the basis for
their operationalisation.
A key development during the year was
the establishment of a partnership between
AngloGold Ashanti and the University of Cape
Town. The partnership connects AngloGold
Ashanti with the Faculty of Engineering,
the Faculty of Law, the Graduate School of
Business and the Hasso Plattner Institute of
Design Thinking. The lead agency within the
partnership is the Minerals to Metal Signature
Theme of the department of Chemical
Engineering. While retaining independence
within the partnership, the combination of
partners will leverage off the two aspects of
rigorous theory development and real world
implementation, as we seek to collectively
enhance our impact.
For 2017, two collaborative projects are
underway:
•
the establishment of a Sustainable
Development Thought Leadership Group to
focus on operationalising the Sustainable
Development Goals; and
•
the hosting of a Winter School at the
University, focusing on next-generation
sustainability thinking.
It is anticipated that as the partnership evolves,
our collective impact for the greater good will
increase.
INTERNAL SYSTEMS AND PROCESSES
Over the past few years much progress
has been made by the safety discipline in
strengthening risk management through the
identiﬁcation, monitoring and management of
critical controls. Building on the foundation,
other sustainable development disciplines
within the portfolio have pursued this direction
and are making progress in the use of
Bow-Tie
Analysis and Critical Control Management
.
Implementation of the various sustainable
development projects reported on under
the material issues is done according to our
established business practices. This includes
planning, budgeting and resourcing within
operational business plans, as well as project
execution, monitoring and reporting in a way
which seeks to drive continuous improvement.
Operational business plans incorporate
sustainable development related activities, with
a progressively increasing understanding of the
interplay between core business activities and
those related to sustainable development.
Monitoring and evaluation, along with
governance and assurance continued to
improve as reﬂected in favourable reports
from Group Internal Audit.
“
Operational business plans incorporate sustainable development activities with an increased understanding of the interplay between core business activities and those related to sustainable development.
”
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The Social, Ethics and Sustainability
Committee of the board continued to be
active through the year, interrogating issues
and providing guidance to the company.
SOCIAL LICENCE TO OPERATE
Important progress continues to be made in
the area of creating shared value through local
socio-economic development. Two particular
examples worth reﬂecting on are the projects
underway with the AmaMpondo community
in the Eastern Cape of South Africa and the
suite of development projects implemented
in Geita, Tanzania. These projects outline the
potential synergy between the mining and
agricultural sectors and signal a shift from a
traditional sustainable development approach
focusing on small income generating projects
to one with the potential for large-scale
commercialisation of agriculture.
Engaging in these projects – with
communities actively involved in their
co-design – leverages off the company’s
competencies of land and water
management, and involves partners with
specialist agricultural capability. In the event
of their long-term success, the possibility
of new understanding of the concept of
STRATEGY FOR SUSTAINABLE DEVELOPMENT
(CONTINUED)
OUR PERFORMANCE
Perspective
Strategic focus area
2015
2016
Strengthening
the foundation
Health of discipline
Integrating sustainability
Knowledge management
Stakeholder engagement
Internal systems
and processes
Manage risks and opportunities
Operational excellence
Monitoring and evaluation
Governance and assurance
Social licence
to operate
Demonstrating risks are managed
Creating shared value
Compliance
Business
competitiveness
Protecting and creating economic value
Enabling business growth
Signiﬁcant progress
Moderate progress
Low progress
alternative livelihoods is created. Beyond
establishing alternative jobs, we create the
potential for alternative industries which
would truly drive community resilience in
line with local and national development
objectives. Success in these projects will
provide the basis for scaling such activities
to other parts of the business, in a way that
meets their particular circumstances.
BUSINESS COMPETITIVENESS
Within the business there is implicit
acknowledgement that our sustainable
development performance contributes to
the ﬁnancial bottom line. This is evident
in areas such as improving safety and
environmental performance and reducing
business interruptions related to conﬂict
with communities. Tangible demonstration
of the business case and measurement of
beneﬁts in ﬁnancial terms however, remains
at a fairly embryonic stage. Preliminary
work has been done using the International
Finance Corporation’s Financial Valuation Tool
which is used to quantify the value derived
from sustainable development initiatives.
More detailed application and testing will be
undertaken in 2017.
SUSTAINABLE DEVELOPMENT REPORT
2016
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SECTION 5
MATERIAL ISSUES
Employee safety /
22
Employee and community
health /
27
Managing community
expectations and demonstrating
contributions /
34
Responsible environmental
stewardship /
41
Integrated closure
management /
47
Artisanal and small-scale
mining (legal and illegal) /
50
Employee, community and
asset security /
56
Respecting human
rights /
60
Talent management and skills
development /
62
Navigating regulatory and political
uncertainty and risk /
68
We review and determine our material
issues through robust filters, applied
in a consistent way over time
SUSTAINABLE DEVELOPMENT REPORT
2016
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21
MATERIAL ISSUES
Our sustainable development
challenge is framed by the
material issues facing the
company. Our reporting
reflects these issues as they
are highlighted by the business
and our stakeholders.
We review and determine
our material issues through
a robust filter, appliedina
consistent way which enables
us to shape our sustainable
development strategy and
respond to challenges in a
coherent and dynamic way.
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2016
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Fatality-free fourth quarter – only the fifth
time in the history of the company
Safety risks remains high due to challenging
operating conditions
EMPLOYEE SAFETY
The safety of people continues to
be front of mind for leadership
at all organisational levels,
setting the tone and reinforcing
the importance of safety through
consistent leadership behaviours .
KEY FEATURES
Employee safety continues to be a priority and
our goal remains the elimination of fatalities
and injuries in the workplace. During the
year we made progress in the three
strategic
imperatives outlined in 2015
, namely:
•
leadership commitment, engagement
behaviour and strengthening organisational
capability;
•
understanding and managing major
hazards; and
•
ensuring compliance to our standards,
processes and work methods.
All operating areas have aligned safety
strategies in place and have made progress
in their implementation. Throughout the
year safety continued to be front of mind for
leadership at all organisational levels, setting the
tone and reinforcing the importance of safety
through consistent leadership behaviours.
Notwithstanding the progress made, employee
safety remains a challenge. Activity in each
strategic imperative, as well as across the
different operating areas has been varied and
further work is required to create workplaces
free of occupational injury.
Furthermore, work stoppages by regulators for
safety reasons had an impact on our business
activities in South Africa, in that they resulted
in lost production of about 73,208oz of gold
during the year. This level of production loss
has an especially signiﬁcant negative impact
in a high, ﬁxed-cost business such as ours. In
some instances we believed these regulatory
stoppages of entire mines to be disproportional
to the perceived threat of the safety infraction
in question, a view endorsed by the Labour
Court in an October 2016 ruling in favour of
the company with respect to a stoppage of
the entire Kopanang Mine. The court provided
a helpful guideline for the implementation of
safety regulations, holding that the action by
regulators in a response to an infraction,
should be proportional to the level of the threat.
This is to say that an entire mine should only
be closed if a safety infraction presents a
credible threat to every employee working on
the mine, otherwise more localised stoppages
should be implemented.
O U R A C T I O N S I N 2 0 1 6
Work to improve employee safety was
organised along the three strategic imperatives
outlined in 2015. Activities were cascaded to
all operating areas and a scorecard evaluating
implementation progress was developed for
IN FOCUS
executive review. Along with activities focusing
on improving safety performance, compliance
to standards and the organisation’s safety
cultural maturity was assessed using a safety
standard assessment tool.
LEADERSHIP COMMITMENT, ENGAGEMENT
BEHAVIOUR AND STRENGTHENING
ORGANISATIONAL CAPABILITY
During 2016, various operational sites
determined the leadership behaviours required
to strengthen the safety culture. Work routines
were reviewed and reinforced to support
consistent safety performance. In addition,
mechanisms to review and report on safety
leadership behaviours are currently being
developed. As part of setting the organisational
tone to strengthen the safety culture and
demonstrating leadership commitment to
safety, all fatal and signiﬁcant high-potential
incidents were formally reviewed by the Chief
Executive and Chief Operating Ofﬁcers.
Reviews included analysis of individual,
workplace and organisational underlying
contributing factors for each actual or potential
signiﬁcant incident. The system to share
learnings across the organisation, developed in
prior years, continued to mature with increasing
openness and transparency in reporting. In
South Africa, a culture of commemoration
exists for the ﬁrst year anniversary of employees
lost to occupational injuries, providing an
opportunity for reﬂection on learnings from past
incidents and reafﬁrming that corrective actions
are still in place and effective.
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2016
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G R I
DATA
t a b l e s
?
Questions and
feedback

EMPLOYEE SAFETY
(CONTINUED)
Annual safety training targets for different
organisational tiers and work categories were
established at the beginning of the year and
delivery of training units was tracked against
the Key Performance Indicators (KPIs). To
further improve the quality and relevance
of safety training, design of the training
programmes included integration of safety
aspects and requirements into work routines.
The adequacy of the safety discipline to
support operators in performing work safely
was reviewed against the Health of Discipline
Framework. This included appropriateness
of safety organisational structures, required
skills within the structure, capability of staff,
assessment of the talent pool and review of
succession plans. The process is ongoing and
as gaps are identiﬁed they are addressed.
In the coming year, we will review the key
leadership behaviours against the performance
requirements and assess their impact on
compliance to critical controls. Leadership
practices will also be evaluated. Review of the
health of the group safety discipline will be
ongoing and safety capability training across
the organisation will continue according to a
three-year plan.
UNDERSTANDING AND MANAGING
MAJOR HAZARDS
Active management and review of operational
safety proﬁles continued to serve as a basis for
prioritising major hazard management activities.
During the year a set of Major Hazard Standards
were developed. These were signed off by the
Executive Committee in July 2016. All operating
areas subsequently completed gap analyses
in relation to the standards and implemented
processes to address gaps identiﬁed.
As part of implementing the Major Hazard
Standards,
the process of developing BowTie
risks for major hazards
described in 2015
continued at an operational level. Monitoring
of the adequacy and effectiveness of critical
controls took place, with an increasing focus
on the introduction of engineering controls.
Strengthening engineering controls is being
incorporated into the business planning and
budgeting process. While various critical
control monitoring systems are in place
across the company, a system for common
application is being piloted at sites in Brazil,
Colombia and Australia (Sunrise Dam Gold
Mine). Fatal risks related to ground control
and horizontal transport (rail-bound, trackless
and vehicle related) remain priorities for the
company, as reﬂected in operational safety
proﬁles, and high-potential incidents. For
2017, we will focus on embedding major
hazard management into work processes.
Work will continue to strengthen technical
and engineering controls, along with
assessing compliance and their continued
effectiveness. This will include enhancing
the monitoring process and identifying
opportunities for improvement.
The group exceeded
2016 SAFETY TRAINING TARGETS BY
124%
SUSTAINABLE DEVELOPMENT REPORT
2016
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remedial action. In general the focus on
compliance has been used to establish
a platform for continuous improvement.
Progress in this strategic focus area is
also interlinked with the ﬁrst two strategic
imperatives. The tools and processes applied
for strengthening leadership, organisational
capability and hazard and risk management
support both meeting compliance
requirements and driving continuous
improvement. In 2017, the focus will be on
strengthening learning processes across the
company and further standardisation.
OUR PERFORMANCE
In reﬂecting on our safety performance for the
year we consider the following four areas:
•
progress of activities and embedding the
safety strategy across the business;
•
compliance to standards and safety cultural
maturity;
•
leading indicators; and
•
safety outcomes.
This approach provides a comprehensive
overview of the state of safety across
the company.
ENSURING COMPLIANCE TO OUR STANDARDS,
PROCESSES AND WORK METHODS
During 2016, the company tool for self-
assessment and evaluating compliance to
standards was revised and simpliﬁed. The tool
focuses on the 20 company safety standards,
and is also used to establish the level of safety
cultural maturity at an operating level. While
the tool is initially used for self-assessment,
the results are reviewed and validated by the
group safety team as part of the combined
assurance process.
Consistent with our intent to drive continuous
improvement, further leading performance
indicators were introduced and embedded
in company reporting. These include high-
potential incidents, compliance to critical
control monitoring and closeout rates of any
control weaknesses identiﬁed. During the
year reporting on high-potential incidents
focused on building an open reporting culture;
enhancing organisational learning; and
institutionalising change.
Review of legal compliance and supporting
processes continued throughout the year,
with the evaluation of any non-compliance
and the implementation of any required
Tragically, seven employees lost their lives as a result of
work-related incidents during 2016. In remembrance of
our colleagues, the names of these individuals are:
Mr. Joseph R Khalla (11/01/2016) Fall of ground
incident – Tau Tona Mine, South Africa
Mr. Nkoseﬁkile Melitafa (29/04/2016) Seismic event
– Savuka Mine, South Africa
Mr. Tumelo J Qamele (29/04/2016) Seismic event
– Savuka Mine, South Africa
Mr. Leronti N Mahlakeng (06/07/2016) Fall of ground
incident – Mponeng Mine, South Africa
Mr. Ramphoko Dominika Chere (25/07/2016) Fall of
ground incident – Kopanang Mine, South Africa
Mr. Tlelaka Bernard Ntisa (26/07/2016) Railbound
Transport incident – Tau Tona Mine, South Africa
Mr. Norbeto Rezende da Silva Filho (20/09/2016)
Heavy Mobile Equipment Incident – Cuiabá Mine,
Brazil
We offer our sincerest condolences to the families
and recognise that one life lost is one life too many.
Our support to the families of our late colleagues
is unwavering and includes assistance with funeral
expenses and providing ﬁnancial support for
dependants. Furthermore, we remain committed to
achieving workplaces free from occupational injury and
striving towards our goal of zero harm.
IN MEMORIUM
EMPLOYEE SAFETY
(CONTINUED)
SUSTAINABLE DEVELOPMENT REPORT
2016
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PROGRESS OF ACTIVITIES AND EMBEDDING
THE SAFETY STRATEGY ACROSS THE BUSINESS
During the year a dashboard was developed,
highlighting progress in implementing planned
activities at operational levels in embedding the
safety strategy.
Three broad-based safety-training
programmes have been developed to build
organisational capability and capacity across
the portfolio namely: safety leadership,
hazard and risk management, and incident
investigation. A long-term training plan
commenced in January 2014. During 2014
(year 1), approximately 5,000 individuals
were trained, followed by more than 9,000
individuals in 2015 (year 2) and 9,974 people
were trained in 2016 (year 3) – a 124% above
the target of training 4,444 individuals.
2016 Safety strategic plan implementation progress
Review legal compliance process
High potential incidents and reporting culture
Introduce leading key performance indicators business wide
Annual assessment processes of all safety standards
Complete baseline risk assessments to identify site speciﬁc risks
Include identiﬁed engineering control opportunities in business
Return on investment on prioritised engineering controls
Fully implement systemised critical control monitoring
Outstanding Bowtie risk models and critical control monitoring
Major hazard standard gap assessments completed
Review and simplify major hazard control guidelines and re-issue as standards
Review succession plans and safety talent pool
Safety training
Formal CEO and COO’s signiﬁcant incident reviews
Introduce suite of leadership behaviours, critical controls and work routines
Completed
Delayed
In progress
EMPLOYEE SAFETY
(CONTINUED)
SUSTAINABLE DEVELOPMENT REPORT
2016
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Safety framework maturity
Strategic planning, goals and targets
Safe work practices
Corporate governance, legal and other requirements
Change management
Safety leadership and accountabilities
Contractors, suppliers and partner selection
and management
Co-design and conversation
Hazard and risk management
Awareness, training and competence
Incident management
Occupational environment, health, wellbeing and
ﬁtness for work
Emergency response, crisis management
and business continuity
Design, construction, commissioning,
decommissioning and closure
Technology, research and development
Procurement and disposal
Knowledge management
Operational and asset integrity
Performance management
Work planning
Learning and experience
COMPLIANCE TO STANDARDS AND SAFETY
CULTURAL MATURITY
Management systems and compliance to
the Safety Standards are validated using the
Safety Systems and Practices Protocol that
measures the level of safety cultural maturity at
an operating site level.
HIGH-POTENTIAL INCIDENTS
AngloGold Ashanti instituted a number of
additional key performance measurements for
safety performance. One of the performance
measures includes high-potential incidents
(a leading indicator for low frequency, high
consequence events). Reporting of high-potential
incidents is encouraged as they are used to
heighten awareness, facilitate organisational
learning, and affect more robust controls. At
our surface operations the majority of incidents
reported are related to light vehicles and heavy
mobile equipment, whilst at the underground
operations falls of ground and rail-bound
transport incidents are the main contributors.
0
50
100
150
200
250
2016
2015
2014
High-potential incidents
*
Number of high-potential
incidents
177
198
210
Fatal injury frequency rate
(per million hours worked)
0.05
0.04
0.06
0.09
0
0.05
0.10
0.15
2016
2015
2014
2013
2012
0.1
All injury frequency rate
(per million hours worked)
7.83
7.48
7.36
7.71
7.18
0
2
4
6
8
10
2016
2015
2014
2013
2012
Injury severity rate
(per million hours worked)
247
277
313
326
0
100
200
300
400
2016
2015
2014
2013
2012
267
Occupational fatalities
8
6
7
11
0
4
8
12
16
20
2016
2015
2014
2013
2012
18
Number of occupational fatalities
Compliant
Reactive
Proactive
EMPLOYEE SAFETY
(CONTINUED)
* Only reported from 2014
SUSTAINABLE DEVELOPMENT REPORT
2016
26
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18% improvement in Occupational
Tuberculosis in South Africa Region
This represents a 70% decline over the
past decade
Occupational disease prevention
and management is the primary
focusof the company’s health -
related activities. We work to
continually improve prevention
efforts and to reduce o ccupational
exposures to hazards.
KEY FEATURES
Our goal is to create workplaces free of
occupational illness. Despite signiﬁcant
achievements over the past decade,
achieving our goal remains challenging.
The company faces the ongoing risk of
occupational illness, with the need to
continually improve prevention efforts and
further reduce occupational exposures to
hazards which may cause disease.
At an operational level the severity of
occupational health risks varies from site
to site. The fundamental drivers of risk are
the nature of mining undertaken, and the
size and complexity of the operations. For
example, deep-level, labour-intensive mining
of an ore body with high silica content,
confers a greater occupational health risk
than open cast mechanised mining. The
key considerations include the nature of
the speciﬁc hazard, the number of potential
exposures and the extent of exposure over
time. Beyond occupational health risks, many
of our operations are in regions with a high
burden of disease and face the frequent
threat of epidemics. Where this is associated
with weak public sector healthcare
infrastructure, we require capability to support
broad employee health needs and there are
increased expectations for the company to
contribute to health improvements within the
broader community.
Notwithstanding the diversity of health risk
proﬁles across our operations, the company
approach, which has evolved over the past
decade, focuses on three strategic themes:
•
optimising internal medical systems and
processes to achieve stable and consistent
performance levels;
•
integrating medical and non-medical
systems and activities to enhance our
overall health impact; and
•
sustainability-based initiatives to create
mutual value.
During the year, continued and improved
use of the
Group Health Risk Framework
developed in 2015 has assisted giving effect
to the company health strategy in a way that
is globally consistent, yet locally relevant.
IN FOCUS
EMPLOYEE AND COMMUNITY HEALTH
“
Our approach to health is dynamic, and evolves over time to
remain relevant.
”
SUSTAINABLE DEVELOPMENT REPORT
2016
27
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G R I
DATA
tables
?
Questions and
feedback

Risk
Non-occupational disease
Occupational disease
Occupational
health systems
Social and
communicable
health impacts
Country
Health policy
and regulation
Communicable
Non-
communicable
Ergonomics
Biological
Chemical
Physical
Psychological
South Africa
Ghana
Tanzania
Guinea
Mali
Brazil
Argentina
Colombia
Australia
Exploration
OUR ACTIONS IN 2016
Our actions in 2016 are framed by the health risks facing the company as outlined in our Group Health Risk Framework.
Our overall health risk proﬁle is illustrated in the diagram which reﬂects post-control residual risk.
EMPLOYEE AND COMMUNITY HEALTH
(CONTINUED)
Manage routinely
Manage actively
Manage proactively
SUSTAINABLE DEVELOPMENT REPORT
2 0 1 6
28
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HEALTH POLICY AND REGULATIONS
Across all regions and countries where we
operate, health policy and regulations tend to
evolve gradually by virtue of their complexity. In
this context, the company approach is twofold.
In the ﬁrst instance, as policy and regulatory
changes emerge, we seek to inﬂuence their
development for fairness and mutual beneﬁt
through relevant industry organisations. For
established policy and regulatory frameworks,
we adapt and strengthen our internal operating
processes to meet any new requirements.
In seeking to address an inequitable
healthcare landscape in South Africa, efforts
to overhaul the national health system began
in 2011 through the release of a Green Paper
on National Health Insurance. After little
subsequent progress, early 2015 saw the
release of a White Paper which sought to
make the proposed policy concepts more
tangible, although the speciﬁc models to
be implemented remain vague and poorly
deﬁned. In the absence of such clarity, it is not
possible to quantify any potential impacts on
the company. Such policy will however affect
company funding mechanisms for employee
healthcare beneﬁts, as well as the company
operating model for healthcare delivery in South
Africa. While policy and concept development
– which is inclusive of healthcare funding and
provision services – remains at a very early
stage, the company has played a lead role in
developing a coherent private sector approach
through Business Unity South Africa (BUSA).
The approach is premised on seeking an
equitable and sustainable healthcare solution
in the national interest and for all South Africans.
Various amendments to legislation providing
for compensation for occupational health
have occurred in many countries in which
we operate. The changes have largely not
been material, and the company maintains its
ability to respond adequately to such ongoing
changes. In South Africa, work is ongoing
to integrate several existing compensation
schemes for work-related injury or illness.
The company is actively engaged through
the Chamber of Mines in designing the future
legislative framework, and while the process
is particularly slow, there is an optimistic
target to publish proposals during 2017.
In June 2012, the International Agency
for Research on Cancer reclassiﬁed diesel
exhaust emissions as carcinogenic to
humans. The key implication of this was
the recognition of diesel particulate matter
(DPM) as an occupational hazard. While
policy development has subsequently begun,
its pace is varied across jurisdictions within
which AngloGold Ashanti operates. Apart
from Australia, no countries where we operate
have established Occupational Exposure
Limits (OELs) for diesel particulates. The
company has worked actively with regulators
through the Western Australia Chamber of
Minerals and Energy in the development of
guidelines to prevent exposures.
In South Africa, in anticipation of formal
regulations the company participated in
the development of an advisory note to
the Ministry of Mineral Resources, outlining
proposals on OELs, along with a proposed
pathway for the industry to achieve
compliance. Little progress has been evident,
but the company has continued to implement
controls to prevent exposure to DPM.
OCCUPATIONAL DISEASES
In terms of healthcare risk, occupational disease
prevention and management is the primary
focus of company health-related activities. This
is due to the potential for hazardous exposures
and health consequences that arise in the
course of doing work.
Based on operational risk assessments, all
operations have identiﬁed site-speciﬁc hazards
and have implemented appropriate exposure
monitoring and risk-based medical surveillance
programmes. From a group perspective, the
most signiﬁcant occupational hazards are silica
dust exposure and noise. Silica dust exposure
with the potential development of silicosis is
primarily a risk at the deep-level, hard-rock
mining operations in South Africa due to the
rock silica content and the labour-intensive
mining methods. The risk is signiﬁcantly
less at our other underground operations in
Continental Africa, Brazil and Australia. Noise
exposure remains a risk across all operations.
Over the past decade, silica dust management
programmes in South Africa have demonstrated
EMPLOYEE AND COMMUNITY HEALTH
(CONTINUED)
success in maintaining exposures below the
Occupational Exposure Limit (OEL) of 0.1mg/m³.
In 2014, the Mine Health and Safety Council set
aspirational milestones to limit exposures further,
through a collaborative approach between
Government, mining companies and organised
labour. While this does not change the regulated
OEL, the industry has committed to 95% of all
individual exposure measurements for respirable
SUSTAINABLE DEVELOPMENT REPORT
2016
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silica dust to be below the level of 0.05mg/m³
by 2024. In response to this stretch challenge,
during 2016 the South Africa Region began the
implementation of real-time silica dust monitoring
in potentially high-risk locations. This novel
and innovative approach seeks to strengthen
the proactive prevention of exposure. Through
real-time dust monitoring, rapid response to
dust suppression is possible. Roll out of the
technology will continue through 2017 and we
are conﬁdent that this technology will enable
us to reach this milestone. Medical surveillance
programmes have continued to be effective for
early identiﬁcation and management of silicosis.
Occupational Tuberculosis continues to be
actively managed in South Africa. Risk is driven
by a combination of silica dust exposure,
silicosis and the HIV/AIDS epidemic. The
company’s tuberculosis control programme
continued successfully through the year,
comprising active management of social
factors such as accommodation; dust control
in the workplace; a strong company HIV/
AIDS programme; and early tuberculosis
diagnosis with effective disease management.
The incidence of Occupational Tuberculosis
continues to reduce year-on-year and the
company incidence level is now edging
toward the national incidence level despite
a signiﬁcantly higher risk proﬁle within the
gold mining industry. Over the past decade,
the Occupational Tuberculosis incidence has
reduced by 70%.
Noise control remains a challenge across
all operations. The primary approach by the
company is to reduce noise emissions at
source through engineering controls, supported
by the use of personal protective equipment. In
South Africa, the new Mine Health and Safety
Council aspirational milestone calls for total
operational noise emitted by equipment to not
exceed 107dB (A) (A-weighted decibels) by
December 2024. The previous milestone was
110 dB (A). In response, the company is playing
an active role through the Chamber of Mines’
Buy and Maintain Quiet Committee
. Ongoing
actions to reduce noise levels within mine
workings continue at all operations.
EMPLOYEE AND COMMUNITY HEALTH
(CONTINUED)
OCCUPATIONAL LUNG DISEASE (OLD) WORKING GROUP
The Occupational Lung Disease (OLD) working group, comprising African Rainbow
Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye Gold,
remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation. The members of the working group are among respondent companies in a number of lawsuits. These companies do not believe that they are liable in respect of the claims brought, and they are defending these. The working group has held extensive meetings over the last two years with the claimants’ lawyers and key stakeholders from
Government, labour and industry.
The working group’s objective is to develop, in conjunction with key stakeholders, a comprehensive and sustainable solution to the concerns about OLD in the South African gold mining sector. The working group continues to assist the Medical Bureau for Occupational
Diseases (MBOD) and Compensation Commissioner for Occupational Diseases (CCOD) (the
government entities responsible for the certiﬁcation and compensation of mineworkers with
OLD in terms of the Occupational Diseases in Mines and Works Act (ODMWA)) to determine the ﬁnancial viability of the ODMWA Fund, address the signiﬁcant backlog of past claims and improve the ongoing processing and payment claims, tracking and tracing of ex-mineworkers and development of a comprehensive database of current and ex-mineworkers.
During November 2016, the working group was also invited to attend a SADC Ministers of
Health meeting in Swaziland and an outreach by the Department of Health and the Swaziland
Ex-miners Association to ex-miners with OLD.
SUSTAINABLE DEVELOPMENT REPORT
2016
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NON-OCCUPATIONAL DISEASE
Non-work related diseases cause the greatest
burden of ill health and absenteeism across
all AngloGold Ashanti operations. These may
be communicable or non-communicable.
The most signiﬁcant communicable disease
challenges facing the company are malaria in
our East and West Africa operations and HIV/
AIDS in South Africa. During the year, the World
Health Organisation declared an end to the
Ebola epidemic affecting West Africa.
At affected operations, integrated malaria control
has been a company focus for over a decade.
Effective programmes are in place at all sites.
These focus on the entire community adjacent
to the mine, and may be in partnership with
other providers. Beyond our operational areas,
the AngloGold Ashanti led Global Fund Malaria
Project continued through the year in Ghana.
Due to changes in the Global Fund model,
the project was scaled down in 2015 to cover
Activities in relation to diesel particulate matter
(DPM) have been discussed in the section on
Health Policy and Regulations. Furthermore, in
developing DPM exposure management plans,
operations are focusing on:
•
low emission engines;
•
low emission fuel;
•
adequate ventilation;
•
engine maintenance to reduce emissions;
•
exhaust ﬁltration systems;
•
air conditioned (ﬁltered) operators’ cabins;
•
operating practices (avoidance of sudden or
excessive loads); and
•
driver and workforce education.
The various operations are at different levels of
maturity in implementing controls.
In developing a consistent approach to critical
control management, speciﬁcally for silica
dust and noise exposure, work began in 2016
on the development of
BowTie analysis
for
hazardous exposure, with the prioritisation
and monitoring of critical controls. This
work will be completed in 2017 and the
health team will leverage off the critical
control monitoring and management system
implemented by the safety discipline. The
focus is to further strengthen the adequacy
and effectiveness of engineering controls, and
prevent exposure at source.
EMPLOYEE AND COMMUNITY HEALTH
(CONTINUED)
ten districts. During the year, the programme
continued to function effectively. Furthermore,
progress was made in establishing partnerships
to secure alternative funding, as well as to reduce
input costs, particularly the cost of insecticides.
HIV/AIDS programmes across our operations
in Africa, and particularly in South Africa, have
continued to function well. They cover a full
suite of activities ranging from awareness
creation and disease prevention; testing and
early disease identiﬁcation; to the provision of
anti-retroviral treatment and the management of
related diseases and opportunistic infections.
Non-communicable diseases, particularly those
associated with lifestyle are prevalent across
all our operations. This is in line with global
trends with increases of obesity and related
conditions such as hypertension and diabetes.
All operations have active health management
programmes which include guidance on
prevention, screening and early disease
identiﬁcation, and disease management.
0
50
100
150
200
250
300
2016
2015
2014
2013
2012
Malaria frequency rate
(Cases/million hours worked (continental Africa))
287
185
23
48.4
257
New cases of malaria
(Total for Continental Africa)
2,458
1,934
2,244
1,504
0
500
1,000
1,500
2,000
2,500
3,000
2016
2015
2014
2013
2012
2,645
SUSTAINABLE DEVELOPMENT REPORT
2016
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•
early disease identiﬁcation and ﬁtness for
work assessment in relation to capacity for
speciﬁc jobs;
•
effective management of injury or illness
including rehabilitation;
•
ensuring access to the provision of
equitable and sustainable healthcare; and
•
monitoring and evaluation of health system
effectiveness.
During the year all operations provided
assurance on the process requirements using
the company-developed assurance tool. The tool
has been utilised for the past year, and assists
the operations in identifying any weaknesses,
and driving continuous improvement.
COMMUNITY HEALTH CONTRIBUTIONS
The company approach of working with local
communities to improve their health and
The company also provides medical insurance
cover for all employees.
OPERATIONAL HEALTH SYSTEMS
Operational health systems at a site level
are developed on the basis of the size and
complexity of the local mining operations, to
ensure appropriate capability to manage the
health risk faced by the business. Regardless
of the size of the health care infrastructure, or
whether various service offerings are internally
provided or outsourced, all operations are
required to meet the following process
requirements:
•
health hazard and risk identiﬁcation;
•
employee education and training on
potential hazardous exposures;
•
identiﬁcation of exposure to hazards in
accordance with set limits;
well-being to support resilient communities
as well as assist with managing public health
risks which affect the company continued
during the year. The areas of focus included
speciﬁc responses to public health challenges,
especially malaria; supporting health
professional capability building; and supporting
health infrastructure development. This is
consistent with our intent to strengthen public
health systems for sustainability.
OUR PERFORMANCE
OCCUPATIONAL DISEASE
In South Africa, silicosis rates continue to
improve. Dust control measures continued
to be effective, and our South African
operations exceeded the Mine Health and
Safety Council milestones for dust control.
The number of silicosis cases submitted for
Process requirements
Maturity
1. Health hazard and risk identiﬁcation
2. Employee education and training on potential hazardous exposures
3. Identiﬁcation of exposure to hazards in accordance with set limits
4. Early disease identiﬁcation and ﬁtness for work assessment in relation to capacity for speciﬁc jobs
5. Effective management of injury or illness including rehabilitation
6. Ensuring access to the provision of equitable and sustainable healthcare
7. Monitoring and evaluation of health system effectiveness
EMPLOYEE AND COMMUNITY HEALTH
(CONTINUED)
Noise induced hearing loss
(number of new cases)
142
182
147
68
0
50
100
150
200
250
2016
2015
2014
2013
2012
198
New cases of silicoses
(number of new cases)
297
210
131
142
0
70
140
210
280
350
2016
2015
2014
2013
2012
175
compensation declined and early silicosis
cases remain at low levels. Stringent South
African mining industry targets for reducing
silica dust exposure by 2024 will require
modiﬁcations to methods for measuring silica
dust exposures and further strengthening
of workplace controls. Occupational
Tuberculosis rates reached a 12-year low.
The 2016 incidence rate of 1.02% represents
a 72% reduction on the 2004 rate of 3.66%.
The downward trend has been consistent
over the past decade.
Noise-induced hearing loss rates have
unfortunately increased from the previous
year. This has been due to improved medical
surveillance across the company. As indicated
earlier, continued efforts are being placed
on reducing noise emitted from equipment
through engineering controls.
Compliant
Proactive
SUSTAINABLE DEVELOPMENT REPORT
2016
32
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NON-OCCUPATIONAL DISEASE
The burden of chronic disease in the
South Africa Region also remains high with
approximately 37% of Category 4 to 8
employees receiving treatment for a chronic
disease – either communicable (20%) or non-
communicable (17%). Communicable diseases
include infectious diseases such as HIV and
tuberculosis, and non-communicable diseases
(NCD’s) include hypertension, diabetes, and
cholesterol.
Integrated health programmes have
improved annual rates for HIV, tuberculosis,
hospital admissions, AIDS-deﬁning illnesses,
ill-health retirements and deaths in-service
– new cases of HIV declined by more than
60% over a period of twelve years.
Much of the success in both tuberculosis
and HIV can be attributed to effective
screening, diagnosis and treatment
programmes, improved dust suppression
on the mines, effective housing and
accommodation strategies with a drive to
private rooms, and a declining dependency
on migrant labour. Notwithstanding these
relative successes, new cases of HIV
highlight the on-going challenge in changing
human sexual behaviour in our workforce
and in our communities.
EMPLOYEE AND COMMUNITY HEALTH
(CONTINUED)
All occupational disease frequency rate
(per million hours worked)
7.68
7.23
4.60
6.62
0 2 4 6 8 10
2016
2015
2014
2013
2012
–
*
New cases of Occupational Tuberculosis
(number of new cases)
447
385
285
315
0 100 200 300 400 500
2016
2015
2014
2013
2012
446
* Only reported from 2013
SUSTAINABLE DEVELOPMENT REPORT
2016
33
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IN FOCUS
Community investment spend of
$20.2 million in 2016
Significant investment in SME development
to nurture alternative livelihoods
M A N A G I N G C O M M U N I T Y E X P E C T A T I O N S
A N D D E M O N S T R A T I N G C O N T R I B U T I O N
C o m m u n i t y e n g a g e m e n t i s a
d y n a m i c a n d e v o l v i n g p r o c e s s .
We a r e g u i d e d b y p r i n c i p l e s
o f f l e x i b i l i t y, a u t h e n t i c i t y a n d
t r a n s p a r e n c y w h e n w e i n i t i a t e a
d i a l o g u e w i t h h o s t c o m m u n i t i e s .
34
1
Click here to see the key focus areas
in 2015
2
Click here to see more on Engagement
Management Standard
S U S TA I N A B L E D E V E L O P M E N T R E P O RT      2 0 1 6
G4-25
G4-26
G4-27
G4-24
Click here to view the video online
DATA
t a b l e s
?
Q u e s t i o n s a n d
f e e d b a c k
G R I S TA N D A R D D I S C L O S U R E S :
•

G4-24: Provide a list of stakeholder groups engaged by the
organisation
•

G4-25: Report the basis for identiﬁcation and selection of
stakeholders with whom to engage
•

G4-26: Report the organisation’s approach to stakeholder
engagement, including frequency of engagement by type and by stakeholder group, and give an indication as to whether any of the engagement was undertaken speciﬁcally as part of the report preparation process
•

G4-27: Report key topics and concerns raised through stakeholder engagement, and how the organisation has responded to those
key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics
•

G4-11: Report the percentage of total employees covered by
collective bargaining agreements.
G R I S P E C I F I C S TA N D A R D D I S C L O S U R E S :
•

G4-LA4: Percentage of employees covered by collective
bargaining agreements
•

G4-LA5: Percentage of total workforce represented in formal
joint management-worker health and safety committees that help monitor and advise on occupational health and safety programmes
•

G4-MM4: Number of strikes and lock-outs exceeding one week’s duration, by country
•

MM5: Proximity to indigenous territories
•

MM6: Number and description of signiﬁcant disputes relating
to land use, customary rights of local communities and
Indigenous Peoples
•

MM7: The extent to which grievance mechanisms were used to
resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes.
•

MM9: Sites where resettlements took place, the number of
households resettled in each, and how their livelihoods were affected in the process
•

G4-SO6: Total value of political contributions by country
and recipient
•
G4-EC7: Percentage of senior management hired from local
community at signiﬁcant locations of operations
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to ensure our operations are guided to
understand and respect the social, economic,
environmental and cultural interests and
perspectives of Indigenous Peoples. The
standard was informed by the
International
Finance Corporation (IFC) Guidance Note 7
on Indigenous Peoples
and the International
Council on Mining and Metals (ICMM) position
statement on Mining and Indigenous Peoples.
In Australia, Triodia Mining, a contractor
providing maintenance services to Tropicana
Gold Mine, manages a graduate programme
for Indigenous students. The programme
aims to reduce the risk of unemployment and
associated negative impacts on Aboriginal
men. Once students graduate from the high
school programme, apprenticeship and
training programmes are made available at the
mine. Additionally, students have also been
accepted into apprenticeship programmes
with other mine contractors.
LAND ACCESS AND RESETTLEMENT
Access to land for mining activities and the
subsequent displacement and resettlement
of people are complex, emotive issues with
long-term implications for the relationship with
our host communities. AngloGold Ashanti
seeks to avoid resettlement where possible.
In instances where it is not possible to avoid
the displacement of communities, AngloGold
Ashanti’s
Land Access and Resettlement
Standard
articulates the company’s approach
leaders, civil society organisations, non-
governmental organisation and local and
regional government agencies. The purpose
of this work is to provide more information
on AngloGold Ashanti as a company, what
we do and how we mitigate impacts. So far
this engagement has had a positive impact
as is testament from key stakeholders in the
Cajamarca area.
In Brazil, The Good Neighbourhood
programme aims to strengthen the company’s
relationship with communities by nurturing
open and transparent dialogue through
regular meetings to discuss subjects of mutual
interest. In 2016, the Ampliﬁed Dialogue
annual session was hosted in October where
representatives from local governments as well
as community representatives met with the
company to discuss the community’s needs,
likely scenarios, expectations and actions.
Consistent two-way communication was
further promoted through regular circulation of
a dedicated newspaper, and a toll-free hotline
set up to record feedback, grievances and
suggestions from the community.
INDIGENOUS PEOPLES
Engagement with indigenous communities
must begin at the earliest possible stage of
the mining lifecycle. Our approach is guided
by the AngloGold Ashanti Management
Standard for Indigenous Peoples. It strives
Guiding principles for resettlement
•
All assessments, land access and acquisitions, and resettlement activities must be carried out in accordance with host county policies and regulations; and embody the principles, observe the provisions and comply with the International Finance Corporation’s
Performance Standard 1
and
Performance Standard 5
.
•
Displacement of people must be avoided and minimised where practically possible. Where displacement is unavoidable, AngloGold Ashanti must mitigate adverse social and economic impacts resulting from land acquisitions and restrictions on affected persons’ use of land.
•
Where displacement is unavoidable, displaced people must be compensated fully, fairly and promptly for all lost assets.
•
Resettlement must be conducted in a way that assists displaced persons to improve or at the very least restore their livelihoods and living conditions.
•
Resettlement assessment, planning, implementation and monitoring activities must be undertaken with adequate and appropriate disclosure of information and the active, free, prior, informed and ongoing participation of affected people and other relevant stakeholders.
to acquiring or accessing land and resettlement.
The process involves an initial assessment of
land requirements, including the economic,
environmental, social, and health impacts.
Following the assessment, a resettlement
management plan is developed in consultation
with national and local authorities and the
affected community.
Economic displacement refers to the loss
of income streams or means of livelihood
resulting from land acquisition or obstructed
access to resources (land, water or forest)
which results from the development or
operation of a mine or its associated
MANAGING COMMUNITY EXPECTATIONS
AND DEMONSTRATING CONTRIBUTION
(CONTINUED )
“
Engagement with communities must begin at the earliest possible stage of the mining life cycle.
”
SUSTAINABLE DEVELOPMENT REPORT
2016
35
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facilities. Physical displacement refers to
the loss of shelter and assets resulting from
the acquisition of land associated with the
development or operation of a mine or its
associated facilities that requires the affected
person(s) to move to another location.
Ghana: Iduapriem Gold Mine (Teberebie)
Teberebie land acquisition stakeholder
negotiations began in 2014 and were ﬁnalised
by August 2015. The Teberebie asset survey
and valuation report was developed to form
the basis for compensation payment. In the
2015 report, we elaborated on the Teberebie
land access issues where land initially identiﬁed
for future development of Iduapriem Gold
Mine was illegally sold to some community
members by their leaders. During 2015, we
successfully reached an agreement with
the developers, local chief and the Tarkwa
Municipality, regarding a phased approach
to the acquisition of Teberebie land. By the
end of 2016, 99% of the current economic
resettlement was completed. Compensation
was initiated in line with the asset survey and
valuation report conducted by an independent
consulting specialist. However, there was an
additional claim of 38 acres of land which was
demarcated for development but had not yet
been sold when the initial agreement was
concluded. An agreement was reached in
December 2016 to compensate the additional
plots after consultation with the chief and elders
of the Apinto stool.
Ghana: Iduapriem Gold Mine (Mankessim)
The Mankessim resettlement management
plan was ﬁrst approved in consultation with the
affected community in 2012. The 69 households
were surveyed and valued for appropriate
compensation, of which one household opted
for cash compensation for the full replacement
cost. Sixty eight (68) resettlement houses
with access to electricity, water and road
infrastructure (none of which was available
previously in the impacted Mankessim) were
built in the area. As at December 2016, 47
households had taken occupation of the new
houses at Mankessim. Engagement with the
remaining 21 households continues as they have
requested additional alterations to the houses.
The EPA continues its efforts to engage with the
remaining households to take occupation.
Guinea: Siguiri Gold Mine (Seguelen - Area 1)
A comprehensive socio-economic baseline
study of Kintinian village was undertaken in
2013, which informed the development of the
resettlement management plan. The plan was
submitted to the Ministry of Mines in December
2013 and the Ministry of Environment in
February 2014, with approval duly granted
in March 2014. A resettlement framework
agreement was entered into between Societe
AngloGold Ashanti de Guinee (SAG), the local
negotiation committee, and the Mayor and
Elders of Kintinian. The asset inventory process
commenced on 5 December 2015 and was
completed on 31 December 2015.
MANAGING COMMUNITY EXPECTATIONS
AND DEMONSTRATING CONTRIBUTION
(CONTINUED)
SUSTAINABLE DEVELOPMENT REPORT
2016
36
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Area 1 is primarily a residential area with limited
small businesses operating from rented spaces
as tenants to property owners. The tenants
and property owners were compensated for
lost income. In addition, the agreement also
stipulates that all existing infrastructure in Area
1 will be restored in the new resettlement site
in a manner that makes provision for new
tenant contracts and income generation.
The social infrastructure in the new area
includes a Franco-Arab and a French school
which were completed at the end of 2016.
A stadium, a mosque, taxi rank, health post,
and a primary school are under construction
for completion in the ﬁrst half of 2017. An
economic development programme has been
developed for the broader Siguiri area which
will also beneﬁt the Area 1 project affected
persons. The programme includes aquaculture;
brick making; fruit and vegetable farming; rice
farming; cashew nuts farming and processing;
and sewing and embroidery.
In the second half of 2016, two local NGOs,
the Centre for International Commerce for
Development (CECIDE) and Equal Rights for
All (MDT), supported by international human
rights lawyers, alleged human rights abuse by
SAG and the Government of Guinea through
the use of military force during the asset
inventory exercise carried out in December
2015.
The company denied these allegations
and outlined the process followed during the
inventory process.
MANAGING COMMUNITY EXPECTATIONS
AND DEMONSTRATING CONTRIBUTION
(CONTINUED)
By the end of 2016, 218 replacement houses
of a standard and quality that exceeds the
previous settlement were completed and ready
for occupation. AngloGold Ashanti received
positive feedback on the quality of the houses
from both the community and government.
Colombia: El Diamante
An area close to the La Colosa project, known
as El Diamante was identiﬁed as being of
interest to AngloGold Ashanti during the initial
stages of the project. At the time, the area was
occupied by a number of families who were
experiencing ﬁnancial difﬁculties and without
access to basic amenities such as electricity.
A total of 51 families, or 179 people, were
affected by the resettlement. In consultation
with authorities and the community, a
resettlement management plan was approved
in 2010 and to date 45 families have been
successfully resettled with the remaining
six families planned for resettlement in June
2017. In 2016, AngloGold Ashanti also funded
agriculture best practice training and made
a ﬁnancial contribution of $77,000 towards
a livelihood restoration programme for the
affected families.
GRIEVANCE MANAGEMENT
At AngloGold Ashanti, our goal is zero harm.
In instances where stakeholders experience
or report negative impacts, we can address
such impacts through community complaints
and grievance management, as well as the
community incident management system.
While each operation has its own complaints
and grievance mechanism, developed with
the local context and cultural sensitivities in
mind, the requirements for these mechanisms
are set out in our management standards to
ensure complaints are received and dealt with
in a manner that is transparent and ethical.
In jurisdictions where legal or regulatory
frameworks guide our grievance mechanism,
credence is given to such requirements. All
complaints and grievances are recorded with
an estimated timeline for providing feedback
on the complaint, and communicated to the
complainant. In instances where grievances
cannot be resolved by the company, it may
with the consent of the community be referred
to a third party for mediation and/or arbitration.
INFRASTRUCTURE
In Guinea, we invested in infrastructure
that enables the supply of electricity in the
Bouré area, close to our Siguiri operation.
Construction of a low-voltage electrical network
in nine villages of Bouré, including the Area 1
resettlement area, brought electrical power to
homes. Siguiri Gold Mine also provides power
to the Guinea Electricity Company, which
oversees distribution to the community.
In Ghana, community trust funds have been
established for our Iduapriem and Obuasi
operations. These funds were ﬁrst initiated
in 2012 and are managed by a three-tier
structure comprising a steering committee,
a board and a secretariat. Representatives
SUSTAINABLE DEVELOPMENT REPORT
2016
37
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from AngloGold Ashanti as well as the
communities serve on the boards to ensure
the interests of all parties are represented.
The Iduapriem Community Trust Fund
awarded a number of contracts to local
SMEs for the construction of facilities for the
community. These included public ablution
facilities for the Badukrom community; three
classrooms and a library for the junior high
school of the same community; ofﬁces and
ablution facilities for the Adieyie community
and a 500 seating capacity community centre
for the Bankyim community.
Similarly in Obuasi, the trust fund
commissioned ablution facilities and a
mechanised borehole for the Akrofuom
Senior High School. Other projects include
mechanised boreholes for the Anyankyirem,
Odumasi and Bekwai communities, as well as
the Christ the King Senior High School. The
projects were aimed at improving sanitation
and providing access to potable water.
In Tanzania, after extensive consultation with
the local and district governments of Geita,
Geita Gold Mine commenced construction of
a 3.7 kilometer tarmac road connecting the
mine and Geita Town. The tarring of the road
will signiﬁcantly improve the safety and health
of the community by eliminating dust and
increasing logistical efﬁciencies in the area.
In South Africa we invested in recreation
facilities to the beneﬁt of the Matlosana
community. The Kanana Recreation Centre
comprises swimming pools and change
houses, a boxing facility and a ﬁeld track,
while the Tigane Sports and Recreation Centre
includes swimming pools and a sports ﬁeld.
These centres aim to drive social cohesion in
the community through recreational activity,
and hope to redirect youth away from crime
and drug use. We also invested in various
initiatives that provide access to education
infrastructure. At St Johns College in Mthatha,
we established a science laboratory to
enhance student performance in mathematics
and science, and at the Westcol TVET College
in Carletonville and the Matlosana campus of
the Vuselela TVET Colleges, we refurbished
workshops to provide access for students to
technical and vocational training.
CAPACITY BUILDING
Capacity building is a long-term, continuous
process, one that requires the participation
of all stakeholders to succeed. It involves
in-depth human resource development in the
form of education, skills training development
to ensure individuals can be equipped with
the necessary understanding and access to
information that will allow them to succeed.
In South Africa, our Community Human
Resources Development (CHRD) initiatives
are part of the company’s youth development
strategy in host and labour sending
communities. Education and training
contribute to reducing poverty, unemployment
and inequality, and serve as the foundation of
MANAGING COMMUNITY EXPECTATIONS
AND DEMONSTRATING CONTRIBUTION
(CONTINUED)
SUSTAINABLE DEVELOPMENT REPORT
2016
38
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a prosperous society. To this end, our efforts
involve bursaries, learnerships, internships
and skills development. We speciﬁcally
capacitate science and maths educators,
school management and governing bodies.
We also sponsor extracurricular lessons for
senior high school students in Maths, Science
and English. Furthermore, our community
internship programme seeks to provide
exposure to qualiﬁed graduates from our host
communities with the aim of providing interns
with an opportunity to acquire specialised
knowledge, and to develop strong teamwork
skills and individual responsibility. We also
work in close partnership with the Mining
Qualiﬁcations Authority (MQA) to provide
work-integrated learning for students. Based
on the performance and aspirations of each
student, mentors are assigned to contribute
to the individual’s personal and professional
development.
In Australia, our youth engagement strategy
is driven by the need to remove barriers to
employment for young, mostly indigenous,
people and prepare them for the transition
to employment. Through long-standing
partnerships with education organisations,
government agencies and NGOs, AngloGold
Ashanti supports a number of programmes
to help address these needs in the north-
eastern Goldﬁelds of Western Australia. We
support the Goldﬁelds Clontarf Academy, the
Kalgoorlie Girls Academy and the Graham
Farmer Foundation which work with Aboriginal
girls and boys in secondary schools in
Kalgoorlie-Boulder. These organisations,
based at local high schools, aim to improve the
education outcome, life skills, self-esteem and
employment prospects for at-risk Aboriginal
youth. As well as providing general support,
AngloGold Ashanti has been working with
the academies on transition to employment
initiatives, provision of work experience and
exposure to the broad range of careers
available in mining, through site visits.
A pilot programme developed in partnership
with the Goldﬁelds Clontarf Academy and Triodia
Mining, an Aboriginal contracting company
operating at AngloGold Ashanti’s Tropicana Gold
Mine, has been providing high school graduates
with a phased approach to work experience
in a ﬂy-in/ﬂy-out mine. School learners spend
short periods working in Triodia’s Light Vehicle
Workshop. The programme aims to facilitate the
adjustment to mining work within a supportive
environment. Along with our partners, we plan
to build on the success of the programme by
carefully expanding it to include other business
partners at our Australian operations. A major
barrier to employment in the region is lack of a
driver’s licence. This is particularly challenging
when a family does not have a vehicle. For
this reason we support the Pathwalkers Driver
M A N A G I N G C O M M U N I T Y E X P E C T A T I O N S
A N D D E M O N S T R A T I N G C O N T R I B U T I O N
( C O N T I N U E D )
Training Programme in Kalgoorlie-Boulder which
is based on the award-winning Keys 4 Life road
safety programme. The Pathwalkers programme
guides aspiring young drivers through the theory
and practical training necessary to get their
licences, and includes 25 hours of supervised
driving. It also promotes safe choices,
responsible use of alcohol and maintaining a
driver’s licence. The company supports delivery
of the programme in Laverton through the
Laverton Leonora Cross Cultural Association.
LOCAL ECONOMIC DEVELOPMENT
Local economic development initiatives are
designed in partnership with local government
and host communities to increase local
economic growth, stimulate employment
creation and nurture sustainable livelihoods
beyond the life of mine.
In Argentina, AngloGold Ashanti’s Cerro
Vanguardia and other mining companies
operating in the Province of Santa Cruz have
signed an agreement with the provincial
government to contribute an estimated 2%
of Cerro Vanguardia’s projected gold sales
between 2016 and 2019. The fund was
voluntarily established in recognition of the
extreme socio-economic conditions prevailing
in the area. The fund will be administered by
the provincial government, and the San Julian
community are the primary beneﬁciaries,
although the fund is expected to more broadly
impact the Santa Cruz province. The initiative
has generated approximately 50 employment
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
39
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Click here to view the video online

MANAGING COMMUNITY EXPECTATIONS
AND DEMONSTRATING CONTRIBUTION
(CONTINUED)
opportunities to date. The company also
provided support to primary school institutions
in the town of Puerto San Julian with the
provision of internet connectivity for more than
2,500 pupils.
In Tanzania, the Geita Economic Development
Programme, launched in 2015, has created
direct and indirect jobs for the surrounding
communities of Geita Gold Mine. The
Magogo SME Centre houses small and
medium enterprise (SME) projects including
brick making, tailoring, embroidery, fabrication
and welding. Construction of the centre was
completed in December 2016. Furthermore
in 2016, Geita Gold Mine continued its
support of the rice and sunﬂower agricultural
projects and secured approximately 310
acres of arable land from Geita Town and the
District Council for the upscaling of projects.
Entrepreneurial training and quality seeds
were provided to the beneﬁciaries which saw
the yield in rice (paddy) production increase
threefold. A rice storage facility and oil
processing plant will be constructed in 2017
once the value chain analysis and markets
have been secured to ensure sustainability of
the projects.
In South Africa, we invested in an agriculture
project in the community of Matlosana in the
Vaal River district. The project is aimed at
Community incidents
26
16
2
15
0 10 20 30 40 50 60 70 80
2016
2015
2014
2013
2012
58
Community investment
(%)
South Africa
21
Continental Africa Region
35
Americas                                                41
Australia                                                 3
* Percentages calculated based on group community
investment including equity-accounted investment
3
21
35
41
Proportion of spending on local suppliers
(%)
Argentinia    89
Brazil    88
Australia    99
South Africa
68
Ghana     87
Mali     84
Guinea     73
Tanzania     68
68
89
88
87
68
99
73
84
addressing food security issues in the area,
while creating employment opportunities.
AngloGold Ashanti identiﬁed land on
its concession that could be utilised for
establishing farming and a processing plant.
Soil surveys conﬁrmed that the land was
suitable for vegetable farming, and the project
was established to be implemented over a
three-year period.
The project commenced in November 2014
and to date has yielded numerous successful
crops including tomatoes, peppers, chillies
and onions. Additionally, the feasibility of
a seedling nursery is being investigated to
meet the growing local demand for seedlings.
During the ﬁnal phase, the established
project will be transferred completely to the
community.
We also invested in an income generating
project in the AmaMpondo Kingdom, which
is located in the OR Tambo district (Eastern
Cape province) of South Africa. The initiative
is aimed at contributing towards poverty
alleviation, employment creation and the
promotion of food security. The project is
a partnership between the company, the
community and local government. After
various consultations were held, traditional
leaders agreed to allocate approximately
600 hectares of land to the initiative.
Feasibility studies conﬁrmed the viability of
the soil and the climate for agriculture, while
the company secured a partner for an offtake
agreement to ensure the future success of
the venture. The sod-turning ceremony was
hosted in September 2016 with plans to
formally launch the project in 2017 before the
ﬁrst harvests. The initiative will beneﬁt 278
land owners and the community.
OUR PERFORMANCE
REPORTABLE INCIDENTS
SUSTAINABLE DEVELOPMENT REPORT
2016
40
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RESPONSIBLE ENVIRONMENTAL STEWARDSHIP
One reportable incident in 2016, compared
to four in 2015
South Africa and Continental Africa Regions
achieved a first year without a reportable
environmental incident
Australia achieved its third year without a
reportable environmental incident
Our approach is to meet
our compliance obligations
and voluntary commitments
while proactively addressing
opportunities to continually
improve the efficiency with which
we make use of the natural
resources where we operate.
KEY FEATURE S
At AngloGold Ashanti we understand that
demonstrating responsible environmental
stewardship is an important aspect of
acquiring and maintaining our social licence
to operate. Our approach is to meet our
compliance obligations and voluntary
commitments while preventing pollution
and proactively addressing opportunities to
improve the efﬁciency with which we make use
of the natural resources where we operate.
During 2016 our efforts were focused on water
use and efﬁciency; tailings management;
land stewardship; energy efﬁciency and
security; and reducing our greenhouse gas
(GHG) emissions. Beyond these focus areas,
we continuously review and improve our
processes to manage air quality, biodiversity,
chemicals and waste effectively.
Having updated the
AngloGold Ashanti
Environmental Framework in 2015
and deﬁning
our strategic focus areas for the next three
years, our challenge is to continue evolving
our management of environmental risks and
liabilities. In 2015, we adopted the BowTie
(BTA) Risk Analyses tool to supplement the risk
management approaches of our ISO14001
Environmental Management Systems. While our
operations have risk prevention and mitigation
controls in place, the BTA approach aids in
assessing their effectiveness, deﬁning new
controls and identifying those controls that are
critical in managing risk. During 2016, we began
using the BTA tool to review the management
of priority risks within the unique circumstances
of each operating mine.
Over time AngloGold Ashanti has managed to
drastically reduce its reportable environmental
incidents as a result of a number of
interventions. These range from the rigorous
implementation and maintenance of our
standards, to building new infrastructure to
deal with these challenges. Building on this
success, in 2016, our reportable incidents
target was set at zero and moderate
severity incident targets were adopted in the
company’s internal performance metrics.
OUR ACTIONS IN 2016
AND OUR PERFORMANCE
TAILINGS
Responsible disposal of tailings is an important
environmental consideration for a mining
operation during its life cycle. Our duty is
IN FOCUS
to ensure that tailings are inert, stable and
contained. AngloGold Ashanti has robust
systems and processes in place to manage
tailings facilities. Our Tailings Management
Framework, initially developed in April 2002
and followed by subsequent updates, was
informed by regulation as well as a number of
best practice standards and guidelines. These
include the SANS Standard for Mine Residue –
South African legislation covering the disposal
of mine residue; the Guide to the Management
of Tailings facilities, published by the Mining
Association of Canada; and the International
Commission on Large Dams (ICOLD).
Our framework sets out the principles,
standards and guidelines that are followed
by our regions and operations to ensure
tailings facilities are effectively and responsibly
managed. The functioning of Tailings Storage
Facilities (TSFs) are managed at operational and
regional levels, and these management systems
are assessed externally by independent review

Tailings management review structure
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP
(CONTINUED)
The primary factor raised by the working
group was effective governance of tailings
facilities. The ICMM subsequently released a
position statement
which commits members
to implementing practices consistent with
the newly developed Tailings Governance
Framework. The framework, developed by the
working group, articulates expectations for
member companies regarding accountability,
responsibility and competency; planning
and resourcing; risk management, change
management; emergency preparedness
and response; and review and assurance.
Our Tailings Management Framework is well
aligned with the ICMM Tailings Governance
Framework.
In Brazil, the state of Minas Gerais passed
new legislation and established the Mining
Activities Chamber (CMI) to approve
environmental licensing for speciﬁc mining
activities and projects. The CMI comprises
representatives from government and civil
society. The new legislation includes a dam
safety technical audit process which is
applied as part of the approval process for all
mining tailings facilities requesting expansion.
In 2016, AngloGold Ashanti’s Cuiabá Mine
received approval to operate its recently
raised TSF under the new legislation.
In South Africa, the build-up of water levels on
the Kareerand TSF was identiﬁed as a concern
requiring a pro-active response. By the end
of the reporting year operating personnel had
successfully reduced the TSF pool inventory
through increased water recycling.
CYANIDE
AngloGold Ashanti is a founding signatory to
the International Cyanide Management Code
(ICMC). The Cyanide Code was developed
by a multi-stakeholder steering committee
under the guidance of the United Nations
Environmental Program (UNEP) is a voluntary
programme for gold mining companies
focused exclusively on the safe manufacture,
transportation, use and disposal of cyanide
in the production of gold. Companies that
adopt the Cyanide Code are required to have
mining operations audited by independent
third parties to determine the status of
the code implementation. The majority of
AngloGold Ashanti’s operations have been
certiﬁed under the code. During the 2016
reporting year, Iduapriem Mine in Ghana and
Geita Gold Mine in Tanzania received full
Cyanide Code certiﬁcation having achieved
compliance with the required residual cyanide
levels in tailings through process interventions
and optimisations.
ENERGY AND GHG EMISSIONS
Most of AngloGold Ashanti’s energy is derived
from fossil fuels. It is either purchased from
utilities or generated by our operations through
the combustion of fossil fuels.
A TSF operator/superintendent/manager manages the day-to-day operation of the TSF
Plant or process manager is the TSF ‘owner’ responsible for implementing requirements of TSF operations manual
CORPORATE
MANAGEMENT
Custodian of Tailings Management Framework
Conduct formal TSF audits annually or biennially
TSF review for projects and mergers and acquisition
Independent third-party review of active TSFs
INDEPENDENT
REVIEW
OPERATIONAL
MANAGEMENT
Provide technical guidance to operations
Conduct quarterly inspections of active TSFs
Monitor implementation of recommended actions
REGIONAL
MANAGEMENT
SUSTAINABLE DEVELOPMENT REPORT
2016
42
1
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A small percentage of our energy is sourced
from hydropower. Since 2013, AngloGold
Ashanti’s energy consumption has edged
downwards as a result of cost savings, energy
efﬁciency initiatives, divestments as well as
the scaling down of operations. Furthermore,
the recent implementation of Operational
Excellence principles for energy management
at our international operations has resulted in
identifying additional opportunities for savings.
More than 95% of the company’s greenhouse
gas (GHG) emissions arise from energy
consumption. The energy efﬁciency initiatives
we implement therefore have a direct impact in
lowering our GHG emissions and in improving
our carbon efﬁciency. Approximately 70% of
our total GHG emissions are indirect emissions
attributed to the electricity purchased by our
South African operations from the national utility
that uses a high proportion of coal-ﬁred stations.
South Africa
Energy security improved in 2016, largely as a
result of lower national energy demand. This
provided the national energy utility, Eskom, with
an opportunity for maintenance to improve
generation plant availability. In addition, some
of the new build generation came on line which
further reduced the risk of load shedding
compared to the poor reserve margin seen
in recent years. However, a slower economy
is creating lower demand for energy and an
improvement in reserve margin, which could
stabilise energy security for the next few years
until new projects are fully operational.
In 2016, the South Africa Region managed to
reduce its overall energy consumption year-on-
year by 1.06%. Meticulous energy management
and reporting, together with numerous efﬁciency
projects across the operations assisted in
realising these savings. One particular project,
the Vaal River Compressor Real-time Dynamic
Control System (REMS-DCS) was nominated
for and won the 2016 South African Association
for Energy Efﬁciency project of the year. This
project was initiated as part of the national
utility’s Demand Side Management initiative
and executed at our Vaal River operations. The
project achieved a reduction of 1.65MW during
the evening peak period and realised an annual
savings of approximately $140,000, although
the total savings as a result of multiple parallel
projects on compressed air efﬁciency have
yielded almost twice this number. Full automatic
compressed air control on the scale introduced
by this project has never been achieved in the
mining environment.
Australia
Electrical power at our Australian operations
is generated by on-site power stations
predominantly using natural gas delivered
by the Eastern Goldﬁelds Pipeline, which
was completed in December 2015. Gas
delivery during 2016 was uninterrupted and all
performance expectations were met. A small
number of diesel units remained at each site
RRESPONSIBLE ENVIRONMENTAL STEWARDSHI
(CONTINUED)
0
10
20
30
40
50
2016
2015
2014
2013
2012
Energy consumption and intensity
Intensity (Gigajoules per tonne)
29
0,25
0,30
0,35
0,40
33
32
29
32
Consumption (P
etajoules)
Intensity
Consumption
0
1
2
3
4
5
6
2016
2015
2014
2013
2012
0
20
40
60
GHG emissions and intensity
Emissions intensity (Kilotonne CO
2
e/t)
4.6
4.6
4.2
4.5
Emissions (Megatonnes CO
2
e)
4.1
Intensity
Emissions
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
43
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Continental Africa
Operations across the Continental Africa Region
were some of the ﬁrst to embrace Operational
Excellence principles. Onsite diagnostics at each
mine enabled the identiﬁcation of incremental
energy saving opportunities and development of
tools to further reﬁne and implement identiﬁed
actions. Actions across the region in 2016
include renegotiation of utility tariffs, replication
of best practices from other AngloGold Ashanti
mines, and increased use of solar power for
roadway lighting and other applications. A study
is underway to identify the cost and beneﬁt
of replacing the traditional water-based dust
suppression process with an environmentally-
friendly haul road additive. Coupled with
improved haul road designs, the beneﬁts, in
addition to reduced fuel usage, include water
savings, improved tyre life, and elimination of
water-spraying trucks.
At Geita Gold Mine in Tanzania, we initiated
a large-scale project to replace an existing
generator power station, whose units are now
at the end of their economic life, with a new
power station utilising fuel-efﬁcient generators
and a modern power station design. While
the company considered the option of hybrid
power stations utilising both traditional engine
generators and photovoltaic solar power in
an attempt to lower power generation costs
and improve our use of renewable energy, the
physical constraints of our mine concession
would not enable a solar power ﬁeld large
enough to make a hybrid power station design
cost effective. However, the new power station
will encompass diesel-powered units that enable
each generator to provide electrical power under
a variety of load conditions without sacriﬁcing
fuel efﬁciency. The new power station is
scheduled to be commissioned late in 2018.
to provide peak load capability and emergency
back-up power for critical systems should gas
supply be interrupted. Operational Excellence
initiatives launched in the region have improved
energy efﬁciency and include: optimisation
of compressed air, oxygen generation and
distribution systems; installation of LED
lighting; use of solar powered remote pumping
equipment; and introducing priority road
rules (PRR) at Tropicana Gold Mine. Under
PRR, stop signs were removed from haulage
circuits, and right-of-way authority assigned
to different classes of vehicles. Emergency
vehicles take priority, followed by production
equipment, including haul trucks, then working
machines and light vehicles. This has enabled
free ﬂow of trafﬁc without compromising
safety, signiﬁcantly reducing haul truck fuel
consumption and improving load and
haul productivity.
Americas
Hydropower capacity in Brazil recovered from
drought conditions in prior years, providing
improved reliability in electrical power supply.
Energy efﬁciency improvement and cost
reduction activities continue in the region,
leveraging Operational Excellence principles to
further drive improvements.
Other actions within the Americas Region
include the continued implementation of the
ISO 50001 Energy Management Standard and
the AngloGold Ashanti Energy Management
System. A particular area of focus in 2016
was employee engagement through increased
energy awareness. Our operations across Brazil
deployed visual aids to stress the value and
importance of energy efﬁciency, multimedia
interactions with employees, and reward and
recognition initiatives for site energy teams.
RRESPONSIBLE ENVIRONMENTAL STEWARDSHI
(CONTINUED)
SUSTAINABLE DEVELOPMENT REPORT
2016
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Energy projects underway include continuation
of the Ventilation-on-Demand control system;
expansion of real-time energy metering and data
analysis; and the addition of energy efﬁciency
automation controls to production equipment
(ore crushers, conveyors, etc.). The latter
enables our systems to shutdown high energy
consuming equipment after a set period of idle
time, further improving our energy consumption
per tonne of ore treated.
CLIMATE CHANGE REGULATION
In 2015, we reported that the South African
National Treasury released a draft bill for
proposed carbon tax with the view of bringing
the tax into effect in 2017. However, during his
October 2016 budget speech, the Minister of
Finance announced that government deferred
the topic until 2017, making the likelihood of
implementation closer to 2018. AngloGold
Ashanti’s direct (Scope 1) emissions in South
Africa are dwarfed by the indirect (Scope 2)
emissions – 101,000 tonnes CO
2
-e of direct
emissions vs 2,626,000 tonnes of CO
2
-e of
indirect emissions in 2016.
Our main exposure to the South African Carbon
Tax will therefore be through the increased cost
of electricity purchased from the national utility
provider Eskom. The impact of the carbon tax is
expected to escalate after 2020 when rebates,
implemented as a means of ameliorating the
impact of the carbon tax on the economy, are
expected to be phased out.
In Australia, the government introduced the
carbon emissions Safeguard Mechanism, aimed
at limiting future growth in GHG emissions.
After setting baseline emission thresholds, the
Safeguard Mechanism requires that companies
submit carbon credits or pay penalties for
excess emissions. Sunrise Dam applied using
its baseline emissions in accordance with
the regulatory scheme’s default mechanism.
Tropicana Gold Mine will apply for a baseline
emission level using the alternative Calculated
Baseline method during 2017.
WATER
In December 2016, the ICMM released a Water
Position Statement following a consultative
process that sets out its member’s approach to
water stewardship. The commitments require
members to apply strong and transparent
water governance; manage water at operations
effectively; and to collaborate with governments
and other stakeholders to achieve responsible
and sustainable water use. AngloGold Ashanti
is well prepared to meet the Position Statement
commitments.
In addition to rainfall that is collected on
operating facilities, AngloGold Ashanti
operations typically draw from up to three
sources for water. The ﬁrst is groundwater that is
either pumped from boreﬁelds which collects in
our underground operations as its seeps down
through ﬁssures and cracks. We also purchase
water from utilities, in some jurisdictions where
we operate and lastly we may be permitted to
abstract from surface water sources, such as
rivers or lakes. We continually work to optimise
the use of raw water in our operations, seeking
to maximise water recycling to the extent
possible, and to ensure the safe discharge of
excess water to the environment.
During 2016, South Africa experienced one of
its most severe droughts in history and water
levels in rivers and dams were critically low
in our areas of operation. The Department of
Water and Sanitation introduced strict water
restrictions across business sectors as well
as households. The South African operations
managed to maintain production without
disruption due to the careful management of
its water inventories.
As in
2015
, the risk from extraneous water
remained a high priority in South Africa and a
number of proactive measures to ensure the
effective management of this potential risk, were
put in place. At the Vaal River operations the
neighbouring Buffelsfontein Gold Mine began
decanting approximately 6 million litres of water
per day into AngloGold Ashanti’s Great Noligwa
portion of the Moab Khotsong Mine. This water
was evacuated from the underground mine
and utilised in the metallurgical operations. This
strategy enabled the reduction of raw water
intake from the Vaal River.
In Guinea, the growth of the Siguiri Mine’s
TSF necessitated the expansion of its return
water facility. This imperviously-lined dam
was successfully expanded during 2016.
The increased capacity to store storm water
RESPONSIBLE ENVIRONMENTAL STEWARDSHI
(CONTINUED)
collected from the tailings facility saw a 34%
reduction in raw water abstraction from
the Tinkisso River in 2016. There was a
corresponding increase in the use of recycled
water in the metallurgical operations.
BIODIVERSITY
The Great Victoria Desert Biodiversity Trust,
established during 2014 as part of the offset
strategy for Tropicana Mine in Western
Australia, made good progress in 2016.
A series of workshops were held to progress
the Adaptive Management Partnership
(AMP) and more clearly deﬁne its role over
SUSTAINABLE DEVELOPMENT REPORT
2016
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time with the involvement of the traditional
owners of the area and other parties. The
AMP represents a coordinated approach to
implementing adaptive management in the
region by combining the philosophies and
tools of landscape-scale management (Open
Standards for the Practice of Conservation)
and collective action (Collective Impact). The
workshops were designed to reach a shared
agreement on the key assets, threats and
strategies. This work included a focus on
achieving better outcomes for endangered
species, the Malleefowl and Sandhill
Dunnart, improving biodiversity, reducing
large destructive ﬁres across the region,
and empowering traditional owners with the
necessary skills and training.
The Córrego do Sítio I and Córrego do Sítio
II operations in Brazil each maintained legal
forest reserves adjacent to their operational
areas as biodiversity offsets. In 2016, the
regulator approved trans-locating these
reserves into two new Private Natural
Reserves (RPPNs). The new RPPNs,
comprising a total of 508 hectares, are
adjacent to the Caraça and Gandarela
national parks respectively. These will
contribute to preserving the important Atlantic
Forest biome and to maintain its biodiversity.
RESPONSIBLE ENVIRONMENTAL STEWARDSHI
(CONTINUED)
Water use and efficiency
Efficiency (Litres per tonne)
Efficiency
0
20
40
60
80
100
2016
2015
2014
2013
2012
0
200
400
600
800
1,000
64
64
60
51
52
Use (Gigalitres)
Use
Water withdrawal by source
(%)
Ground water use
36
Surface water use
31
Utitlity and/or other external water supplier
33
33
36
31
DESCRIPTION OF ENVIRONMENTAL INCIDENT
Site: Queiroz Industrial Complex, Brazil
Date: 12 May 2016
Incident: The construction of a new spillway at the Cocoruto dam that serves as the ﬁnal efﬂuent control point for the Queiroz Industrial Complex, required its operating water level to be lowered by up to 4 meters. During May, several operational upsets and the theft of power cables from a critical water recirculation pump resulted in large volumes of partly treatment efﬂuent ﬂowing into the dam.
The ﬂow could not be absorbed owing to the construction work and water marginally exceeding the efﬂuent compliance limits for arsenic and WAD cyanide was released from the dam’s efﬂuent canal to the downstream river. At the time, no adverse water quality changes were recorded in the river.
Corrective action: The efﬂuent alert thresholds for WAD cyanide and arsenic were lowered allowing for proactive actions to be taken at the water efﬂuent treatment section. The ﬁnal efﬂuent monitoring frequency was increased to four-hour intervals and the reagent dosage rate in the efﬂuent treatment plant was increased to reduce the likelihood of non-complaint efﬂuent during the spillway construction phase. Cameras were also installed to increase security monitoring of the stolen water recirculation pump cables.
SUSTAINABLE DEVELOPMENT REPORT
2016
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Click here to view the video online

INTEGRATED CLOSURE MANAGEMENT
Seventeen social projects approved by the
local and national closure committees for
implementation at Yatela
Mine closure requires focused
consideration from social,
environmental and financial
perspectives throughout the
various stages of the lifecycle of
the mine.
KEY FEATURES
While AngloGold Ashanti has fully or partly
closed key parts of existing operations, the
company is yet to conclude full closure on a
complete mining operation in its portfolio.
Mine closure is a complex process that
requires focused consideration from social,
environmental and ﬁnancial perspectives
throughout the various stages of the lifecycle
of the mine. In particular, the social impacts of
closure need to be better understood so that
partnerships for continued livelihood beyond
the mine can be nurtured.
By Integrated Closure Management, we
mean the comprehensive set of activities
including closure planning at project phase,
implementation of concurrent rehabilitation
and social investment fully considered during
business planning, decommissioning, and
post closure monitoring and evaluation.
Governments and regulatory bodies place
a strong emphasis on the management
of post closure impacts and contingent
liabilities. Integrating closure planning at
the design phase and implementation
during the operational phase of our mine
operations, where feasible, can enhance
ﬁnancial outcomes, environmental protection,
and contributes to the wellbeing of host
communities.
During the 2016 reporting year, AngloGold
Ashanti shifted its thinking to a more strategic
view of closure management. As such,
the company continues to seek integrated
closure opportunities and a higher level of
integration between closure strategy and long
term mine planning.
This includes:
•
continuous integration of closure
considerations into business strategy, and
operational planning and implementation; and
•
clearly understanding the relevant value
drivers which inﬂuence both the mitigation
of closure liabilities and the opportunities
which can be realised during operations to
improve the value of our assets.
OUR ACTIONS IN 2016
Currently, Yatela in Mali is the only full
operation in AngloGold Ashanti’s portfolio
under active closure. Notwithstanding this,
our approach to closure continued to focus
on strengthening integration from mine design
through to post-closure considerations.
IN FOCUS
In the 2016 reporting year we focused on:
•
embedding a strategic approach to
integrated closure management;
•
enhancing social closure planning and
management;
•
land use and rehabilitation; and
•
Yatela closure management.
EMBEDDING A STRATEGIC APPROACH TO
INTEGRATED CLOSURE MANAGEMENT
Due to the number of shorter life open pit
operations, as well as rising expectations and
increased external scrutiny, integrated closure
management and implementation is most
pressing at our mines in the Continental Africa
Region, as well as Australia and the Americas.
In 2016, AngloGold Ashanti’s international
division incorporated specialised closure
strategy capability into the Strategic Mine
Planning function. Integration of closure strategy
at this high level drives a range of activities
and beneﬁts. It enables greater rigour, with a
more holistic understanding of the business to
inﬂuence long-term strategic choices.
As part of the strategic planning process, fully
inclusive closure costs are established early,
thereby enabling realistic forecasting. The
drivers of closure cost and value are analysed
for incorporation into business plans. This
goes beyond environmental considerations
and is inclusive of the changing workforce
and community development opportunities
over the life of the asset.
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OPTIMISING SOCIAL CLOSURE PLANNING
AND MANAGEMENT
At AngloGold Ashanti we recognise there is
no formalised framework for the consistent
application and assessment of social closure
aspects across the company. In response,
towards the end of 2016, the group
community discipline embarked on creating
a common approach for consistent site-
based assessment of critical social closure
aspects in their existing plans. With the work
scheduled for completion early in 2017, it is
anticipated that this approach will provide a
baseline assessment of the current operational
status of closure plans and approaches. The
baseline assessment is anticipated to provide
a more rigorous site-level assessment, with
a clear understanding of any gaps that need
to be addressed. The knowledge gained will
form the basis for developing a framework to
address social aspects of closure.
LAND USE AND REHABILITATION
In many instances, farming or small-scale
mining activities are already present in an
area where large-scale mining becomes
established. Alternatively, the area may host
natural ecosystems which may be in need of
protection. The processes governing land use
changes are well regulated across jurisdictions
in which AngloGold Ashanti operates. Once
approval for the change of land use is obtained,
conditions are typically applied that focus
on minimising the extent of physical land
disturbance; implementing appropriate land
rehabilitation; preventing undue environmental
impact and in some cases setting aside
permanent land offsets.
As responsible stewards of land under our
control and inﬂuence, AngloGold Ashanti
is accountable to governments and host
communities for ensuring that land used for
mining activities meets agreed post-closure
completion criteria. Post-closure land use
objectives evolve over time and are revised at
intervals in consultation with regulators and
host communities. In addition, the jurisdictions
in which the company operates may have legal
requirements in place for the ﬁnancial provision
for decommissioning and rehabilitation of the
disturbed footprint.
All operations have management systems
to assess potential impacts and authorise
the utilisation of previously undisturbed land
prior to exploration and mining or its related
activities. In line with integrating closure
management, the extent of land disturbed by
exploration and mine development activities
is minimised to limit decommissioning and
rehabilitation liabilities and potential negative
social impacts. These systems also ensure
regular identiﬁcation of areas no longer
required for operational activities which can be
made available for concurrent rehabilitation.
YATELA CLOSURE MANAGEMENT
In the
2015 Sustainable Development
Report
we reported on the cessation of
mining activities at Yatela Gold Mine in 2013,
with planned completion of rehabilitation
and closure activities by 2019 and site
relinquishment in 2020.
During 2016 however, various challenges
were experienced causing delays to activities
scheduled for the year. Towards the end
of 2015, the Minister of Mines in Mali
instructed all closure-related activities at
Yatela to cease, pending agreement with the
Government of Mali on a number of issues,
including the proposed escrow account.
As a result, during the ﬁrst quarter of 2016,
there was no progress in rehabilitation,
INTEGRATED CLOSURE MANAGEMENT
(CONTINUED)
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2016
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decommissioning, Phase 2 retrenchments
or implementation of the social closure
plan. Subsequent to continued discussions
with the relevant authorities, approval was
given by the newly appointed Minister of
Mines to resume closure activities, with the
exception of the Phase 2 retrenchments,
and decommissioning, decontamination and
demolition activities. Rehabilitation and social
closure activities resumed during the second
half of the year.
The rehabilitation activities focused on
construction of the closure bunds around the
Yatela open pits as well as the continuation of
revegetation and maintenance activities on the
waste rock dumps.
These activities are progressing with 85% of
waste rock dumps rehabilitated and the open
pit closure bunds expected to be complete
by early 2017.
The rehabilitation at Yatela shows positive
results in terms of vegetation establishment,
landform stability and erosion as well as
integration of landforms into the natural
environment. Seventeen social projects were
also approved for implementation by both
local and national Closure Committees.
The various delays experienced in the closure
approval process have impacted on the
planned completion and site relinquishment
dates. The current planned completion date
had to be revised to the end of 2021 with the
site relinquishment date now expected to be at
the end of 2022.
Obtaining ofﬁcial approval from the Council
of Ministers to resume all closure activities
may delay the implementation of the closure
plan with a related potential increase to the
closure budget.
INTEGRATED CLOSURE MANAGEMENT
(CONTINUED)
OUR PERFORMANCE
Total land managed and still disturbed
at year end
(hectares)
Total land managed
Total land disturbed and not yet rehabilitated
0
100,000
200,000
300,000
400,000
500,000
600,000
2016
2015
486,043
475,727
26,287
27,202
Land disturbed
(hectares)
0
200
400
600
800
1,000
2016
2015
937
537
Land rehabilitated
(hectares)
0
50
100
150
200
250
300
2016
2015
279 282
Land rehabilitated to date
(hectares)
0
1,000
2,000
3,000
4,000
5,000
2016
2015
4,551
4,787
SUSTAINABLE DEVELOPMENT REPORT
2016
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ARTISANAL AND SMALL - SCALE MINING
(LEGAL AND ILLEGAL)
Framework guiding co-existance with legal
ASM approved
Approaches to ASM are varied in countries
where we operate
AngloGold Ashanti recognises
and acknowledges the need
to co-exist with legit imate
artisanal and small - scale mining
(ASM). In respect of indigenous
claims to mineral wealth, we
believe that co-existence which
recognises each country ’s
unique dynamics and regulatory
provisions is possible.
KEY FEATURES
Artisanal and small-scale mining (ASM)
remains a complex challenge facing the
company. It encompasses both legal and
illegal ASM, with illegal mining posing the most
signiﬁcant threat.
It is difﬁcult to estimate the extent of ASM due
to a lack of common deﬁnitions and ofﬁcial
statistics, particularly on the involvement of
seasonal and occasional workers. The African
Mining Vision 2009 estimates that ASM
provides for the livelihoods of between 80 and
100 million people across the globe. It is from
this perspective, and with associated negative
safety, health and environmental impacts, that
the developing world is looking at improving
legal ASM practices to support sustainable
development in the sector.
From a business perspective, relationships
with ASM communities are often adversarial,
characterised by varying degrees of conﬂict
with inadequate structures to support the legal
formalisation process.
Material threats include:
•
environmental degradation on the company
tenement;
•
safety, health and security risks to
personnel, property and assets;
•
ﬁnancial loss due to theft of gold bearing
material; and
•
interruption of operations.
Notwithstanding the challenges, AngloGold
Ashanti recognises and acknowledges the
need to co-exist with legitimate ASM. In
respect of indigenous claims to mineral wealth,
we believe that co-existence which recognises
each countries’ unique dynamics and
regulatory provisions is possible. With its multi-
faceted dimensions, this requires real political
support and multi-stakeholder interventions.
IN FOCUS
“
We believe that co-existence demands being cognisant of each countries’ unique dynamics and regulatory provisions.
”
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In countries where AngloGold Ashanti operates and ASM exists on or adjacent to our operations, approaches are varied.
Issue
Tanzania
Ghana
Mali
Guinea
South Africa
Colombia
Brazil
Is ASM recognised in law?
Yes
Yes
Yes
Yes
Yes
Yes
Yes
Areas where ASM rights / permits
can be issued
Open access
to free areas
Open access
to free areas
Designated zones for
AM¹ and open access
to free areas for SSM²
Designated zones for
AM and open access
to free
areas for SSM
Open access to free
areas
Legislation unclear
Legislation unclear
Is overlap of rights with LSM³
permissible?
No for same minerals
in LSM area
No for same minerals
in LSM area
No for same minerals
in LSM area
No for same minerals
in LSM area
No for same minerals
in LSM area
Legislation unclear
Legislation unclear
Is tributing / leasing
to ASM allowed?
No special mention,
but appears not to be
excluded
No special mention,
but appears not to be
excluded
Yes – tributing by
LSM right holder with
Government approval
Yes – tributing by
LSM right holder with
Government approval
Yes – tributing by
LSM right holder with
Government approval
Yes – tributing by
LSM right holder with
Government approval
Yes – tributing by
LSM right holder with
Government approval
Is Government institutional
support provided to ASM?
Yes
Yes
Minimal
Minimal
Yes
Nascent
Yes
AM¹:
Artisanal mining
SSM²: Small-scale mining
LSM³: Large-scale mining
ARTISANAL AND SMALL - SCALE MINING
(LEGAL AND ILLEGAL)
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Although legal frameworks for ASM exist
in countries where we operate, in certain
jurisdictions legal ASM (activities undertaken in
line with regulatory and other legal provisions)
exists in parallel with illegal mining, where
mining activities are conducted in contravention
of host country laws. Illegal ASM activities
in operations are at times aggravated by
employee and law enforcement collusion. In
Colombia a further distinction of illegal mining
is made, with illegal-criminal mining referring to
illegal mining activities facilitated and managed
through organised criminal groups. In this case,
proﬁts are used to fund criminal activities.
Historically, ASM related threats have largely
been addressed through security measures.
These have focused on protection of
tenement, personnel and assets. Looking
forward, engagement with key stakeholders
including local, regional and national
government, civil society and traditional
leaders will play an increasingly pivotal role in
establishing equitable and sustained solutions.
A R T I S A N A L A N D S M A L L - S C A L E M I N I N G
( L E G A L A N D I L L E G A L )
( C O N T I N U E D )
ASM and illegal mining occurring on or adjacent to our operations
ILLEGAL MINING – CRIMINAL
ARTISANAL AND SMALL-SCALE MINING
ILLEGAL MINING
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Brazil
B
Argentina
A
Guineaa
Mali
Ghana
DRC
C
South Africa
Au
Australia
Tanzania
T
T
a
Colombia
ARTISANAL AND SMALL-SCALE MINING
ILLEGAL MINING
ILLEGAL MINING – CRIMINAL
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over

OUR ACTIONS IN 2016
We broadly reﬂect on our actions in 2016
in the areas of establishing a framework to
support formalisation of legitimate ASM,
and our responses to illegal mining in our
operating areas.
ESTABLISHING A FRAMEWORK FOR ASM
During the year the company consulted with
global external and internal stakeholders
in the development of an ASM framework
to be applied across our operations where
ASM has a material impact on our business.
The framework was approved by the
company Executive Committee and Social,
Ethics and Sustainability Committee in
November 2016. It guides the co-existence
of company operations with legal ASM and
seeks to ensure the safety and security of
our employees, assets and tenement. The
framework is aligned to the
Africa Mining
Vision 2009
and other global frameworks
such as the
ICMM Sustainable Development
Framework and Principles
.
The overarching strategy is a two-pronged
approach to respond to the challenges of
both legal and illegal ASM. Firstly, we seek
to directly support formalisation of legal
ASM, including enhancing capability and
productivity; the health and safety of ASM
practitioners; and protecting the environment.
Indirectly, we aim to strengthen enterprise
development and contribute to the creation of
sustainable alternative livelihoods.
We anticipate that both pathways will
contribute to reducing the pool of illegal mining
whilst enabling organised, safe and efﬁcient
legal ASM.
GUIDING PRINCIPLES FOR GROUP
APPLICATION
•
Contribute towards the formalisation
and regulation of legal ASM and include
it into the broad streams of social and
economic activities;
•
Contribute to the development of policy
frameworks and practices which lead
to a viable and sustainable legal ASM
sector;
•
Geological research to identify mineral
zones and deposits that can be
designated as suitable for legal ASM;
•
Development of programmes for the
promotion and transfer of appropriate
knowledge, skills and technologies to the
legal ASM sector;
•
Development of methods for identifying
potentially viable legal ASM operations
for targeted support;
•
Programmes for promoting downstream
value addition in legal ASM;
•
Promotion of inclusive growth and
economic activities; and
•
Contribution to the development and
strengthening of legal ASM associations
to provide an interface for engaging with
the sector.
LEGAL AND ILLEGAL ASM – A TWO-PRONGED STRATEGIC APPROACH
L E G A L
I L L E G A L
ARTISANAL AND SMALL - SCALE MINING
(LEGAL AND ILLEGAL)
(CONTINUED)
•
Formalisation
•
Surrendered lease areas
•
Capability building
•
Introduction technology
•
Innovative business models
•
Enterprise development and
sustainable alternative livelihoods
•
Working with law enforcement
agencies in country
Protecting the tenement
Reducing the pool of illegal mining and enabling organised, safe and efﬁcient ASM
D I R E C T
I N D I R E C T
SUSTAINABLE DEVELOPMENT REPORT
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AngloGold Ashanti will apply the guiding
principles on a case-by-case assessment
of host country and political contexts,
recognising the current issues associated with
ASM. Their application is provided that they
are not in conﬂict with host country laws; that
implementation can be done harmoniously
with legal ASM parties; that safety of
employees and assets as well as ﬁnancial
viability of the operation can be protected; and
that they do not infringe on human rights.
As part of developing the framework, a
baseline assessment of affected operations
was conducted with an associated gap
analysis. The identiﬁed gaps will be
progressively addressed in a way which is
relevant to each operation. A set of critical
success factors for the development of
country speciﬁc strategies were identiﬁed and
agreed upon.
In giving effect to the framework, countries are
also developing relevant and coherent actions
across the themes of:
•
inclusive and extensive engagement
with legitimate and credible community
structures;
•
security stabilisation and ongoing protection
of the company concession and assets;
•
management of environmental, health and
social impacts of ASM;
•
supporting co-existence with legal ASM; and
•
acting as a catalyst for alternative and
sustainable economic livelihoods.
These themes are consistent with the strategic
focus area of the group sustainability strategic
framework, demonstrating how the broader
sustainability strategic framework is translated
into action for a speciﬁc issue.
RESPONDING TO ILLEGAL MINING
Obuasi Gold Mine invasions
The most signiﬁcant illegal mining challenge
in 2016 was the invasion of Obuasi Gold
Mine in Ghana. After halting underground
operations at the end of 2014, Obuasi Gold
Mine successfully transitioned into a Limited
Operating Phase (LOP) at the beginning
of 2015. Key elements of the LOP were
a care and maintenance programme of
existing infrastructure; decommissioning
and rehabilitating select plant facilities; and
completing the Feasibility Study for mine
redevelopment. During the LOP, security of
the mine was supported by military protection
from the Ghanaian National Defence Force,
this being commonplace across the Ghana
mining industry.
In early January 2016 it became evident that
incursions by illegal miners into the operating
footprint were increasing in intensity. In early
February, government military support was
withdrawn without any advance warning or
notiﬁcation. Immediately thereafter, the mine
was invaded by large numbers of dangerous
illegal miners. These illegal miners were local
inhabitants as well as immigrants. At the height
of the invasion, numbers of illegal miners were
estimated at more than 12,000, reﬂecting a
signiﬁcant breakdown of law and order in the
area.
Given the severity and complexity of the threat,
the Group Crisis Management Committee
(CMC) was convened. Daily CMC meetings
still continue as at publication of this report.
Declaration of Force Majeure as well as lodging
a dispute with the Government of Ghana on its
failure to act toward ensuring law and order in
relation to the illegal mass invasions ensued.
An Arbitration Panel was established through
the International Centre for Settlement of
Investment Disputes (ICSID) and the arbitration
process began at the end of 2016.
Despite the declaration and legal proceedings,
the company continued to engage intensely
with the Government of Ghana at all levels,
seeking restoration of law and order. However,
for a large part of the year the government
position was unclear and there did not appear
to be any political will to resolve the issues.
This apparent lack of willingness occurred
against the background of impending national
elections in November 2016.
Engagement with a range of other
stakeholders including industry bodies,
employee associations, traditional authorities
and civil society groups also took place,
seeking to share information and enlist
support for effective solutions. As part of
the engagement with Ministry of Lands and
Natural Resources, the Minerals Commission
ARTISANAL AND SMALL - SCALE MINING
(LEGAL AND ILLEGAL)
(CONTINUED)
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Material issues
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and the Environmental Protection Agency,
AngloGold Ashanti obtained approval for the
relinquishment of various parts of its tenement
to achieve a signiﬁcantly reduced operating
footprint. The company sought to have these
relinquished areas made available through
governmental processes to the illegal miners.
Notwithstanding the challenges to ongoing
care and maintenance, rehabilitation and
community investment programmes, these
continued through 2016.
In the second quarter of 2016 the Ghanaian
military presence returned to Obuasi Gold
Mine, although their initial mandate was limited
to protecting company residential areas. This
changed during the third quarter of 2016 with
the Minerals Commission being given the
authority to establish a Movement Committee
with the clear mandate to oversee the safe
removal of illegal miners from the AngloGold
Ashanti concession to the relinquished
company lease areas. The committee’s work
resulted in the establishment of a Security
Task Force (inclusive of military and police
personnel) in October 2016. Clearing of
illegal mining activities from operational areas
and relocation to identiﬁed relinquished land
was completed in December 2016 and
subsequently the Force Majeure was lifted.
Illegal mining in South Africa
Illegal mining in the South African gold ﬁelds
has increased dramatically over the past ﬁve
years. While there have only been isolated
instances of illegal miners trespassing into
AngloGold Ashanti’s underground operations,
illegal mining presents a broader threat to the
industry. It occurs in active and inactive mining
operations, some of which are adjacent to
company sites. In affected areas there have
been signiﬁcant increases in criminal activity,
threats of violence from heavily armed illegal
miners, and the increased risk of theft or
sabotage to critical infrastructure such as
electrical substations.
In response the company has increased use
of technology for remote surveillance, along
with enhanced capability for rapid response to
incursion to surface operations or infrastructure.
The internal access control system to mine
workings continues to be effective.
Beyond the direct actions to protect company
employees and assets, the company
continued to engage through the Chamber
of Mines with the South African Government
security cluster. This level of engagement
seeks to address the systemic problems
associated with illegal mining and develop
broader and more sustainable solutions.
OUR PERFORMANCE
Our reporting on performance in ASM is
largely qualitative, dealing with the areas
of implementing the framework and our
responses to illegal mining. More quantitative
details of our performance in contributing to
socio-economic development and alternative
RTISANAL AND SMALL - SCALE MINING
(LEGAL AND ILLEGAL)
(CONTINUED)
livelihoods and protecting company employees and assets can be found in Managing Community
Expectations and Employee, Community and Asset Security.
PROGRESS IN IMPLEMENTING THE FRAMEWORK
As outlined in our actions, baseline assessments and gap analyses at a country level against key aspects of the framework (guiding principles and high level action) were completed for each operation where ASM occurs.
AMERICAS
1 Argentina
2 Brazil
3 Colombia
SOUTH AFRICA
8
South Africa
AUSTRALASIA
9 Australia
CONTINENTAL
AFRICA
4 Guinea
5 Mali
6 Ghana
7 Tanzania
6
5
8
7
2
3
1
9
7
4
Significant progress
Moderate progress
Minimal progress
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EMPLOYEE ,COMMUNITY AND ASSET SECURITY
Significant decrease in the number of
injuries to security personnel in the line of
duty – from 71 in 2015 to 35 in 2016
Decrease in injuries suffered by community
members whilst engaged in illegal activity,
not related to security intervention – from
8 in 2015 to 5 in 2016
For AngloGold Ashanti, security
is a significant contributor to
business value.
KEY FEATURES
At AngloGold Ashanti, we view security as
a signiﬁcant contributor to business value.
Our primary security concern is the safety of
people, which includes employees as well as
host communities surrounding our operations.
We also take precautions to protect our
assets and secure the long-term operational
stability of our mines. Our most signiﬁcant
security challenges are where there is endemic
poverty, high levels of unemployment and
few opportunities for alternative livelihoods.
These challenges range from issues of illegal
mining, organised crime and terrorism threats,
to aspects of theft or community unrest and /
or conﬂict.
We recognise that community relationships
characterised by trust have the most
profound and positive impact on our
security performance, and we strive
to implement effective strategies for
community engagement and local economic
development. We also work towards being
proactive, predictive and responsive to
address issues with speed and agility.
In Colombia, the country security risk remains
relatively stable since the Revolutionary Armed
Forces of Colombia (FARC) and the Colombian
government signed a bilateral cease ﬁre
agreement. The FARC were founded in 1964
by small farmers and land workers as the
armed wing of the Communist Party. Their
aim was to forcefully address the staggering
inequalities in Colombia at the time, and
resulted in nearly half a century of violence as
IN FOCUS
the FARC clashed with Colombian security
forces. An agreement was proposed that set
out the terms for a peace deal. Following a
plebiscite in which a narrow majority of 50.2%
of voters rejected the terms of the agreement,
the Government and FARC negotiators
introduced a range of amendments to address
the public’s concerns. The ﬁnal agreement was
signed on 24 November 2016 and ratiﬁed by
congress a week later. The implementation
of the agreement commenced on the 13th
of December 2016 without major setbacks
after Colombia’s Constitutional Court gave the
greenlight for the implementation to be fast-
tracked. In the near term, this increases the
prospects of the majority of FARC members
Agility
Reactive
•
Compliance mode
•
“Fireman” approach
•
Effective use of resources
(people and technology)
to pro-actively address
challenges
•
Effective use of internal
and external resources,
in understanding possible
scenarios and taking
preventive action
•
Resillience demonstrated
Information and knowledge management
capability showing significant progress
Pro-active
Predictive
Low
High
High
Risk management
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G R I
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GRI SPECIFIC STANDARD
DISCLOSURES:
G4-SO1: Percentage of operations
with implemented local community
engagement, impact assessments,
and development programmes
G4-SO2: Operations with
local communities
G4-SO3: Total number and
percentage of operations assessed
for risks related to corruption and the
G4-EC7: Development and impact
of infrastructure investments and
services supported

demobilising by the beginning of 2017, further
reducing the risk of ceaseﬁre violations that
could provoke a resumption of hostilities.
During the 2016 reporting year, we have
observed an increase in criminality and a
rise in the potential for conﬂict in several
jurisdictions. This extends not only to the
immediate mining environment in terms of
the threat of illegal mining and associated
criminal activity, but also to a rise in the global
terrorism threat, that could directly impact on
our ability to operate safely, especially where
employees travel in elevated risk areas. Our
focus has progressively been on developing
predictive and preventative capability to
facilitate our proactive response capability to
these trends.
The AngloGold Ashanti global security
framework was designed to meet security
needs while maintaining respect for human
rights and fundamental freedoms. We strive
to achieve this by removing people from risk,
deﬁning roles and establishing partnership
with communities in complementing security
initiatives, engaging more effectively with public
and private security providers, improving the
application of technology, and using highly
trained, skilled and equipped rapid reaction
teams. Furthermore, our actions are guided
by the company’s
Security Policy
, and the
Security Risk Management Standard which
sets out the minimum standards for security
risk and threat assessment.
Through our risk matrix, we deﬁne operational
responses according to the severity of the
risk either for immediate or urgent action, to
more proactive and routinely managed issues.
We are also a signatory to the
Voluntary
Principles on Security and Human Rights
(VPSHR), which is recognised as international
best practice for the professional and
transparent utilisation and conduct of security
forces. Our VPSHR
Management Standard
articulates the company’s position on the
VPSHR principles as a key driver for security
management practices, and how we actively
manage compliance.
O U R A C T I O N S I N 2 0 1 6
EMPLOYEE SECURITY
Our Duty of Care programme aims to preserve
life and ensure the safety of people. We
achieve this by addressing security concerns
and risks in the countries in which we operate
or travel to, and by protecting the continuity of
our operations. AngloGold Ashanti has rolled
out a set of strategies and interventions based
on comprehensive threat and risk analysis
aimed at minimising risks to employees at
the ofﬁce, when travelling domestically or
internationally and whilst at home.
Our approach to operational and ofﬁce
security was designed with proactive
prevention of undesirable incidents in
mind, as well as the deterrence of potential
criminals and enhancing the conﬁdence of
employees. Home security comprises security
measures for high risk proﬁle employees
and their families and involves our security
personnel conducting thorough assessments
and guidance on the security of residential
properties. Travel security includes a pre-
travel security and health advisory as well
as SOS tracking and vetted transport and
accommodation options.
During 2016 we designed and implemented
an online training programme aimed at
raising awareness and equipping individuals
to recognise and avoid potential threats.
The Hostile Environment Awareness Training
(HEAT) equips employees with the necessary
knowledge to respond to incidents should they
occur. Potential risks included in the training
syllabus include attacks, kidnapping and
hostage situations, and also include general
threats such as extortion, common street
assaults, riots and demonstrations, terror
attacks and robberies. The training also forms
part of pre-travel communication to ensure
employees are aware of risks before leaving
their home country. In South Africa, to counter
the escalating security risk, we implemented
advanced technology and established a sector
programme in November 2016. This involved
demarcating speciﬁc areas and implementing
thermal surveillance technology. Security
staff at remotes sites were redeployed. This
will in future reduce the risk to security and
operational staff, and improve efﬁciencies.
E M P L O Y E E , C O M M U N I T Y A N D A S S E T S E C U R I T Y
( C O N T I N U E D )
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In Mali, elevated risk was reported throughout
the year due to ongoing terrorist activities
in the north of the country. Guerrilla-style
attacks on security forces, suicide bombings,
kidnap-for-ransom and other terrorist activities
pose severe security threats. Although this
has not had an immediate impact on our
operations, our Duty of Care protocols are in
place to ensure employees and travellers are
safeguarded.
COMMUNITY SECURITY
The origin of conﬂict in communities is
complex. The dynamics are different in each
of our operating jurisdictions, but common
features involve increasing levels of socio-
economic inequality, social fragmentation,
youth unemployment, the availability of small
arms and the rise of organised crime.
As a resident in host communities, AngloGold
Ashanti is not only exposed to conﬂict, but
often faces signiﬁcant challenges in securing
its tenement amidst conﬂict in communities.
We recognise that we can play a meaningful
role by establishing mutually beneﬁcial
partnerships that address issues of security.
Additionally, the company has a responsibility
to ensure that our interactions with the
community are in line with the Voluntary
Principles on Security and Human Rights and
that we respect the rights of people.
At Geita Gold Mine in Tanzania, we initiated a
Community Policing Forum (CPF) in partnership
with local authorities to police and deter criminal
activity in the area. The CPF was established
as a partnership between Geita Gold Mine,
the Geita Town Council and the leaders of
Nyakabale and Manga villages. A total of 133
community members have participated in a
seventeen week training programme, which
commenced in September 2016. The training
included military reservist, immigration, health,
policing, self-defence and life skills modules.
Certiﬁcation was issued by the Police and
Military high commands, and is the ﬁrst of its
kind in Tanzania. Similar initiatives are being
planned in other countries, aligned to local
legislation and with support from authorities.
ASSET SECURITY
AngloGold Ashanti faces escalating security
risks which have the potential to threaten the
company’s assets and business. Security
planning for our operations involves more than
just manned guarding and extends to physical
infrastructure, crisis planning, technology and
training. Our preventative approach includes
threat assessments that quantify risks in the
categories of operational security risk, country
security risk and travel security risk.
At Obuasi Gold Mine in Ghana, our security
forces were overrun by a large group of
illegal miners who stormed and breached the
perimeter fence.
EMPLOYEE, COMMUNITY AND ASSET SECURITY
(CONTINUED)
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Brazi
B
l
Argentina
A
Guineaa
Mali
Ghana
DRC
C
South Africa
A
Australia
Tanzania
T
T
a
Colombia
Continental Africa
Brazil
Colombia
South Africa
Argentina
Tanzania
MINIMAL RISK
MODERATE RISK
SIGNIFICANT RISK
Mouse over
Company view of operational and travel security risk

This was largely a consequence of the Ghana
Armed Forces (GAF) disengaging, despite
the mine’s standing agreement with the
Government of Ghana to provide security
support. In the months that followed illegal
mining activities continued unabated with
reports of blasting, ﬂooding and inﬁghting
leading to the death of approximately
152 illegal miners. By October 2016,
engagements with government resulted in
redeployment of the GAF to Obuasi Gold
Mine where an operation commenced to
clear the tenement of illegal miners. This
process was meticulously monitored to
ensure that execution plans were relevant
and adequate to minimise the possibility of
conﬂict between the community and armed
forces. In addition, we monitored the risk
of the national elections, held in December
2016. By the end of the 2016 reporting year,
the Obuasi Gold Mine fenced perimeter had
E M P L O Y E E , C O M M U N I T Y A N D A S S E T S E C U R I T Y
( C O N T I N U E D )
Fatalities and injuries to community
members related to security intervention
Communnity fatalities
Community injuries
0
10
20
30
40
50
2012
2013
2014
2015
2016
34
3
36
0
42
1
27
2
16
2
Fatalities and injuries to community members whilst engaged
in illegal activities, not related to security intervention
Communnity fatalities
Community injuries
10
8
11
5
12
11
16
56
19
17
0
10
20
30
40
50
60
2012
2013
2014
2015
2016
0
10
20
30
40
50
60
70
80
2012
2013
2014
2015
2016
Fatalities and injuries to AngloGold Ashanti
personnel in the line of duty
71
35
38
51
51
0
2
0
0
0
Personnel fatalities
Personnel injuries
been secured, and illegal miners removed
from the property. Assessment of the
damage to the mining infrastructure has
commenced.
In South Africa and Guinea, we have
implemented an approach that uses minimal
force, supported by less lethal weaponry for
security interventions.
CYBER CRIME
The threat of cyber crime is relatively new to
the mining landscape. However, as automation
and support communication networks become
more advanced, the threat of destabilising
these systems through a cyber-attack begins
to crystallise. A growing number of informal
activists also use cyber activities to expose
conﬁdential company information or create
false company announcements posing a risk
for the operating environment.
In response, AngloGold Ashanti Information
and Knowledge Management launched a
Cyber Defence Programme (CDP) in 2014 to
address the various attack vectors associated
with cyber attacks. The CDP enables the
company to proactively, and in near real-
time, monitor, identify and respond to cyber
attacks. This allows for a timeous response,
with containment and recovery. This
programme will continually evolve to ensure
maturing of the company’s security posture
and readiness to defend against ever-evolving
cyber attacks.
OUR PERFORMANCE
REPORTABLE INCIDENTS
Progress in the implementation of the security
ﬁve-point plan has shown positive trends with
a marked decrease in fatalities and injuries
related to security interventions as well as
injuries sustained by security personnel.
Mr. John Owusu (06/02/2016)
Vehicle-related accident while assessing a
breach of the perimeter by illegal miners and
attempting to ﬂee an unprovoked attack.
Obuasi Gold Mine, Ghana.
Mr. Pule Stephen Motete (27/09/2016)
Fatally wounded when confronting suspects
during a perimeter breach. Vaal River,
South Africa.
IN MEMORIUM
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RESPECTING HUMAN RIGHTS

Aspects of human rights cut across our entire business. We recognise the role it plays in issues such as safety, environmental stewardship, security, community relations and health.

GRI SPECIFIC STANDARD DISCLOSURES:

- **GG4-HR1:** Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening
- **G4-HR3:** Total number of incidents of discrimination and corrective action taken
- **G4-HR4:** Operations and suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and measures taken to support these rights
- **G4-HR5:** Operations and suppliers identified as having significant risk for incidents of child labour, and measures taken to contribute to the effective abolition of child labour
- **G4-HR6:** Operations and suppliers identified as having significant risk for incidents of forced or compulsory labour, and measures to contribute to the elimination of all forms of forced or compulsory labour
- **G4-HR7:** Percentage of security personnel trained in the organisation's human rights policies or procedures that are relevant to operations
- **G4-HR8:** Total number of incidents of violations involving rights of individuals and actions taken
- **G4-HR9:** Total number and percentage of operations that have been subject to human rights reviews or impact assessments
- **G4-HR10:** Percentage of new suppliers that were screened using human rights criteria
- **G4-HR11:** Significant actual and potential negative human rights impacts in the supply chain and actions taken
- **G4-HR12:** Number of grievances about human rights impacts and impacts on society
- **G4-SO4:** Communication and training on anti-corruption policies and procedures
- **G4-SO5:** Confirmed incidents of corruption and actions taken consideration for issues of land access and environmental impacts; respect for the right to livelihood; respect for human rights in post-conflict zones and respect for the rights of people with the deployment of security forces.

Our human rights framework is guided by the Universal Declaration of Human Rights (UDHR) as well as the United Nations Guiding Principles of Business and Human Rights (UNGP). We have played an active role in the development of the UNGPs and understand our responsibility to not only uphold the rights

OUR ACTIONS IN 2016

EMBEDDING HUMAN RIGHTS IN THE BUSINESS

In 2015, we reported that our Human Rights Due Diligence Standard was in development. The Due Diligence Standard considers human rights risks throughout the lifecycle of our operations. Assessments are done at the pre-feasibility stage, and risks are continuously identified and mitigated throughout the operation's life. Assessments also consider a number of aspects unique to each operation such as the geographical location and country risk; the risks which AngloGold Ashanti may

The pilot concluded during the first quarter of 2016, and based on the findings, the process was extended to all other operations in the company. Operations are required to conduct self-assessments by 2017, followed by verification of the results. A Human Rights working group was also established to implementation of our human rights framework.

HUMAN RIGHTS AND THE SUPPLY CHAIN

AngloGold Ashanti and our suppliers operate in diverse locations around the world. As global citizens, we all have an obligation to

GRI | DATA tables | ? Questions and feedback

SUSTAINABLE DEVELOPMENT REPORT 2016 60

act responsibly, lawfully and with integrity
wherever we do business. In accordance with
our commitment under the United Nations
Guiding Principles on Business and Human
Rights, AngloGold Ashanti endeavours
to support its suppliers so that they also
conduct their business in a manner that
respects human rights.
Accordingly, all suppliers are required to
adhere to our
Supplier Code of Conduct
as a
condition of doing business with AngloGold
Ashanti. In 2015 we shared a self-assessment
questionnaire (SAQ) with our suppliers to
assess due diligence. The four key areas
assessed by the SAQ are governance (bribery
and corruption), human rights, environment
and safety.
Based on feedback, we reﬁned the SAQ
in 2016 and further tested it in the Global
Supply Chain. No material human rights,
environmental or safety issues were
discovered. One governance issue was
ﬂagged and addressed by the relevant
potential supplier.
When fully operational, our responsible
sourcing due diligence process will provide
another tool that will enable both AngloGold
Ashanti and our business partners, suppliers
and contractors to assuredly conduct business
in a manner that respects human rights.
OUR PERFORMANCE
In 2016, increased intrusions onto our
tenement and operational areas resulted
in escalating risk, speciﬁcally due to illegal
mining activities. The increased risk of
incidents is commonly associated with
related-party interventions. Despite this
negative trend and associated challenges,
the ongoing efforts in implementing the
Community Enhanced Security Plan has
yielded positive results. The plan involves
removing people from risk, reducing the
potential for conﬂict, interaction with public
security and with communities across the
global portfolio.
Every incident which may have a potential
human rights implication is thoroughly
investigated and analysed for learning and
continuous improvement across the group.
Despite increased confrontation and potential
for conﬂict due to illegal mining speciﬁcally at
Obuasi Gold Mine, Siguiri Gold Mine and Geita
Gold Mine – requiring the support of public
security forces – only two self-reported human
rights incidents were recorded in 2016.
RESPECTING HUMAN RIGHTS
(CONTINUED)
Self-reported human rights incidents
Site
Vaal River, South Africa
Geita Gold Mine, Tanzania
Date
2 May 2016
27 August 2016
Incident
AngloGold Ashanti security staff
manhandled suspects during an
arrest for product theft.
Members of the police contingent on mine
site assaulted a community liaison ofﬁcer.
Corrective
action
Four security staff members were
dismissed for their actions, and
use-of-force awareness training was
re-emphasised for all security staff.
The police ofﬁcers were removed from
site and disciplined through the Tanzanian
Police disciplinary process. Use-of-force
awareness training was re-emphasised for
all security staff.
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TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS
AngloGold Ashanti Training and Development
Services provided 61,000 instances of
comprehensive technical, leadership and
behavioural development training
Stable and peaceful labour relations
climate in our Continental Africa and South
Africa Regions in 2016
We see leadership as key to
business success. Leaders
describe a compelling future
for those who follow and must
have the ability to inspire and
motivate others to willingly
and cooperatively achieve the
organisation’s objectives.
KEY FEATURES
Having the right people doing the right work well
and creating the conditions for them to thrive
remains the foundation of our people strategy.
With the challenging business landscape
experienced over the past few years, and the
various self-help interventions implemented
by the company, labour spend has decreased
by 21% since 2013. This has included a
corresponding headcount reduction as
a consequence of portfolio changes and
restructuring initiatives. An important element
of restructuring was a 44% reduction in
expatriate staff. For 2016, budgeted labour
expenditure for employees, contractors and
consultants accounted for approximately 30%
of total costs.
In the context of the economic challenges
– which continue to be faced by the
business – and the opposing dynamics
of either rationalisation or growth focus
within the company’s operations – the
focusing challenge faced by the Group
Human Resources discipline has been the
need to strengthen a common foundation
of organisational effectiveness, enabling a
resilient approach. This foundation will help
us to navigate both the rationalisation and
growth within our business operations in a
sustainable way.
Speciﬁc challenges include:
•
evolving regulatory and related frameworks
in various jurisdictions, such as the Mining
Charter in South Africa, and the need for
continued progress in skills localisation at
our Continental Africa operations;
•
managing the risk of critical talent retention
across the business;
•
addressing gender diversity issues; and
•
the need to continue strengthening
harmonious employee relations, including
with organised labour representatives.
In response, the Group Human Resources
discipline focused on building the capacity
and capability of the global team in the areas
of organisational design, talent management
and succession, leadership development and
change management.
IN FOCUS
OUR ACTIONS IN 2016
Building on the strategic framework developed
in 2015, strategic focus areas were prioritised
in 2016 to address company challenges and
accelerate strategy implementation. Through a
series of conversations in consultation with the
Executive Committee and board, six interrelated
strategic focus areas were prioritised:
1

Clear organisational design and operating
model to shape the right culture
2

Develop Health of Discipline Framework to
support the business strategy
3

Build capable global leaders across the
organisation, driving a high-performance
culture
4

Develop integrated talent management and
succession planning
5

Focus on employee engagement
and commitment
6

Develop simpliﬁed and integrated Human
Resources information systems
Collectively, these priorities enable us to
respond to the primary challenge of ensuring
organisational effectiveness.
Frameworks outlining the intent, company
position, guiding principles, process
requirements and performance measures in
each priority have been developed.
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All operations will work to ensure that the
requirements are met in a way that is globally
consistent, yet locally relevant.
CAPABLE LEADERSHIP ACROSS THE
ORGANISATION DRIVING A
HIGH-PERFORMANCE CULTURE
We see leadership as key to business success.
Leaders describe a compelling future for
those who follow and must have the ability
to inspire and motivate others to willingly
and cooperatively achieve the organisation’s
objectives. Leaders should create an enabling
environment which brings out the best in
people. In order to do so, leaders must have
a global as well as local view of the business,
with the requisite mix of economic, social and
technical competences. These are applied and
brought to life through leadership behaviours
and living the company values. On this basis,
during the year the Chief Executive Ofﬁcer talent
pool comprising Stratum IV (Vice President
level) and above was reviewed and presented
to the board. Critical leadership and technical
positions were identiﬁed, along with potential
successors in the short, medium and long term
for all these positions. As part of this approach,
talent was reviewed cross-functionally across
the group and individuals were assessed in
terms of alignment to company values, current
performance and potential, readiness and
development requirements.
The talent reviews serve to help the business
manage the following potential risks:
•
unﬁlled vacancies in critical leadership
and specialist positions;
•
ﬁlling positions with under-developed
successors;
•
poor assimilation of talent into leadership
and specialist positions; and
•
poor deployment of talent against
business goals.
Development plans for potential successors
have been developed, considering both
formal and informal training. In focusing on
leadership bench strength we remain mindful
of gender diversity and continue to work
towards gender parity.
To support managers and supervisors in
their leadership and managerial practices
the company developed a comprehensive
system, How We Work. The system covers
management and people practices and
provides quick skills, tools and guidelines on
how to be an effective leader.
In strengthening the leadership pipeline at
lower organisational levels, the second year
of the Chairman’s Young Leaders Programme
was completed. The 2015 intake into the
programme had focused on high-potential
future leaders from mining-related technical
disciplines such as geology, engineering and
metallurgy. For 2016, this was expanded to
include support functions such as Finance
and Human Resources. Ten global young
leaders participated in the programme,
receiving global exposure to the business
through three job rotations across the year.
TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS
(CONTINUED)
GUIDING PRINCIPLES FOR
CAPABLE LEADERSHIP
•
Organisational culture is shaped by
leaders who believe in and clearly
demonstrate company values;
•
The business vision and strategy
is translated so as to be relevant
to employees, engaging them and
inspiring them to achieve their, and the
company’s, objectives;
•
Leaders act in ways which instills trust
within the organisation;
•
Clear and appropriate accountabilities
are set and all employees, including
leaders, are held to account for their
actions; and
•
Leadership is an integral part of
AngloGold Ashanti, How We Work and
people practices.
PROCESS REQUIREMENTS FOR CAPABLE
LEADERSHIP
•
Translating and communicating the
company vision and strategies;
•
Establishing and maintaining structures,
business objectives and accountabilities
within each area of responsibility;
•
Translating the group leadership
competency framework and embedding
leadership practices into the way we
work;
•
Modelling leadership behaviours and
building trust through actions; and
•
Reviewing leadership practices with the
view to improve.
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2016
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Glossary
Who we are
About this report
Leadership
Strategy
Material issues
Data tables

In reviewing the progress of the seven global
young leaders from the 2015 group, ﬁve
have been promoted to senior roles and the
remaining two returned to their previous roles
with expanded responsibilities and undertook
further development to strengthen their
technical, supervisory, business and project
management skills.
In the South Africa Region, we implemented
the Advanced Leadership Development (ALDP)
and Managerial Leadership Development
(MLDP) programmes in partnership with the
University of Cape Town Graduate School of
Business. The programmes aim to provide
managers with the requisite skills, knowledge
and required behaviours to be effective leaders
by facilitating exposure to classroom training as
well as on-the-job coaching and mentoring. The
programme duration is nine months, and future
leaders are expected to gain the following:
•
enhanced understanding of how self and
others function both at home and at work;
•
a heightened ability to deal with complexity,
chaos and paradox in people, strategies
and the market;
•
technical skills around giving and receiving
feedback, coaching and mentoring, listening,
questioning, managing conﬂict, stress
management, dialogue, strategy, culture,
dialogue and resilience to change; and
•
traditional content related to understanding
the geopolitical context we operate in, as
well as understanding the dynamics of
emerging markets.
INTEGRATED TALENT MANAGEMENT AND
SKILLS DEVELOPMENT
Related to the strengthening of leadership
capability across the organisation, signiﬁcant
progress has been made in rolling out
the integrated talent management, skills
development and succession planning
framework to all organisational levels. We
recognise that effective talent management
and succession planning enables current and
future business success, and contributes to
securing our long-term future as a company.
Through talent management with effective
succession planning we establish an employee
value proposition for meaningful work, to
develop employees to give of their best, and to
optimise career paths in the interests of both
the company and individual.
TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS
(CONTINUED)
In 2014, the Chief Executive Ofﬁcer (CEO)
started a bursary scheme in collaboration
with the University of Witswatersrand (WITS)
in South Africa. The scheme aims to support
the education of deserving Historically
Disadvantaged South African (HDSA) students
from our operating areas, with a strong bias in
favour of female students. To date, the CEO
has contributed approximately $180,000,
which has been matched equally by the
company. The scheme has beneﬁted 11
undergraduate students and 10 postgraduate
students. Of the 11 undergraduate students,
four graduated in 2016 and are currently
enrolled for their honours.
GUIDING PRINCIPLES FOR INTEGRATED TALENT MANAGEMENT
•
Processes are owned and led by line management;
•
Identiﬁcation of talent is through a valid and objective assessment;
•
An integrated and consistent approach is applied, yet it is sufﬁciently dynamic to address speciﬁc and emerging needs;
•
Processes are appropriately transparent;
•
Global diversity is embraced to enable organisational resilience; and
•
There is a balance between local and global requirements.
“
Future leaders are equipped with skills that foster a heightened ability to deal with complexity and paradox in people, strategies, and the market.
”
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2016
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Leadership
Strategy
Material issues
Data tables

Planned leadership development initiatives
Development prioritisation matrix
Formal
•
Director training
•
Executive development programme – international leadership programme
•
Executive coaching
Informal
•
Exposure to international assignments/secondments
•
Cross-functional job rotation
•
Exposure to stretch projects (e.g. Colombia)
•
Functional stretch projects – extended scope of work
•
Exposure to board and Executive Committee
•
Exposure to markets
•
Exposure to investors
TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS
(CONTINUED)
GUIDING PRINCIPLES FOR ENGAGEMENT
AND COMMITMENT
•
Leaders are accountable for engaging
employees and nurturing trust within
the organisation;
•
Leadership and managerial practices
are aligned to company values, and to
the AngloGold Ashanti How We Work
and people practices;
•
Employees function within appropriate
structures, are ﬁt for role and
recognition is based on merit;
•
Employee development and growth is
facilitated through skills development
and training, providing challenging
work opportunities and career paths;
•
Teamwork is promoted; and
•
Consistent and fair treatment is
applied in performance management,
discipline, development and
remuneration.
The How We Work system focuses on the
speciﬁc challenges of senior leadership
practices and managerial effectiveness. It
provides quick skills, tools and guidelines
which support managers and supervisors to
engage more effectively with their work teams
and colleagues.
70%
Of leadership roles filled by
internal candidates
FOCUS ON EMPLOYEE ENGAGEMENT
AND COMMITMENT
We recognise that success is achieved through
people. The extent to which we have engaged
people working within the company inﬂuences
our level of performance. Good leaders
create an environment which is conducive
for employees to thrive and to contribute
meaningfully to the success of the business.
Engaged employees understand and live
the company values – they feel valued and
satisﬁed, have high morale and are productive.
As resilient individuals, they contribute to the
resilience of the organisation.
As reported in
2015
, an employee
engagement survey was conducted in 2014
identifying three areas which needed more
attention to improve employee engagement.
These were senior leadership practices,
managerial effectiveness and ethics.
The primary approach to respond to these
challenges was through the development of
the AngloGold Ashanti How We Work and
people practices. During 2016, our focus on
employee engagement continued, with the
establishment of the group Framework for
Engagement and Commitment.
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2016
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Leadership
Strategy
Material issues
Data tables

Gender breakdown
of the board
Gender breakdown of
executive management
TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS
(CONTINUED)
Modules include:
•
management practices, focusing on one-on-
one and team conversations encouraging
continuous two-way feedback, building
teams and fostering team collaboration;
•
organisation and people capacity, which
looks at role descriptions, work design and
resourcing; and
•
talent management which is the suite
of components including performance
management, career management,
training and coaching, and talent pool and
succession planning.
Full roll out of this programme began in 2016
and continues in 2017. To address the
concerns raised around ethics, Group
Compliance launched an ethics awareness
campaign across the business, supported
by mandatory online ethics and compliance
training for managers.
Other speciﬁc interventions included:
•
establishment of the Serious Concerns
Committee in 2013 comprising the Chief
Financial Ofﬁcer, Executive Vice President:
Group Legal, Commercial & Governance and
Executive Vice President: Human Resources;
•
publicising whistleblowing outcomes in the
company compliance newsletters, thus
holding employees to account for their
actions; and
•
rolled out anti-bullying training in 2016
and developed ethics training material
speciﬁcally for employees without
computer access.
In the South Africa Region, the AngloGold
Ashanti Training and Development Services
(ATDS) provides comprehensive technical,
leadership and behavioural training and
development. With eight major training
centres (including two underground centres),
ATDS provided more than 61,000 instances
of training. This includes training for our
employees and unemployed youth from local
communities.
ATDS is fully accredited by the South African
Mining Qualiﬁcations Authority (MQA) and
is ISO9001 and OHSAS18001 accredited.
Learners are primarily employees of AngloGold
Ashanti’s South Africa and Continental Africa
Regions, but also include learners from
external organisations such as the South
African National Defence Force and the
national power utility, Eskom.
Board composition by HDSA
(%)
HDSA                                                  45
Other South Africans
10
Non-South Africans
45
45
10
45
73%     27%
Male    Female
67%      33%
Male    Female
Executive composition by HDSA
(%)
HDSA                                                  33
Other South Africans
22
Non-South Africans
45
45
22
33
Number of expatriates in Continental
Africa Region
240
211
166
183
0
50
100
150
200
250
2016
2015
2014
2013
OUR PERFORMANCE
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2016
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Strategy
Material issues
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PROCESS REQUIREMENTS FOR INTEGRATED
TALENT MANAGEMENT
•
Establishing and maintaining
competency frameworks (leadership,
technical, behavioural);
•
Competency assessment based on valid
criteria;
•
Establishing talent pools and succession
plans;
•
Accelerated development of talent;
•
Effective performance management; and
•
Developing and implementing talent
retention strategies.
EMPLOYEE RELATIONS
SOUTH AFRICA REGION EMPLOYEE
LABOUR RELATIONS
The South Africa Region operates in a
labour relations environment which is
highly unionised, diverse, labour intensive
and continues to evolve in terms of its
economic, social and political environment.
AngloGold Ashanti embraces this changing
environment to ensure it remains an effective
and sustainable organisation, that provides
employment and a livelihood to many
employees directly as well as providing indirect
beneﬁciation. In the South Africa Region, 94%
of employees belong to one of four trade
unions: National Union of Mineworkers (NUM),
Association of Mine Workers and Construction
TALENT MANAGEMENT, SKILLS DEVELOPMENT
AND EMPLOYEE RELATIONS
(CONTINUED)
Union (AMCU), UASA-The Union (UASA)
and Solidarity. In the South African gold
sector, most companies participate in central
collective bargaining through the Chamber
of Mines. AngloGold Ashanti believes that
labour relations are formed at every level of the
organisation, and that successful negotiations
are driven by the acknowledgment of common
interests that exist among stakeholders.
CONTINENTAL AFRICA EMPLOYEE
LABOUR RELATIONS
Tanzania: Geita Gold Mine
Through the quality of the collaborative
working relationship between management
and the majority union TAMICO, as well as the
capacity-building workshops attended by both
management and union representatives prior
to the start of negotiations, parties were able to
successfully conclude wage negotiations for a
one-year wage agreement applicable for 2016.
Management and the union further renewed
their commitment and support, to continue to
work collaboratively through existing forums
in resolving and concluding any outstanding
collective bargaining items.
Ghana: Iduapriem Gold Mine
Aligned with an agreement with the
Chamber of Mines in Ghana, and the Ghana
Mineworkers Union (GMWU), the parties
decided that the 2016/2017 wage negotiations
should be conducted bilaterally between each
mining company and the GMWU. In terms of
the collective bargaining agreement, Iduapriem
Gold Mine and the GMWU successfully
ﬁnalised a review of selected terms and agreed
a two-year collective agreement for 2016 and
2017. Subsequent to this process, parties duly
commenced with annual wage negotiations
applicable for 2016. It is expected that wage
talks will conclude early in 2017. Further
more, the Chamber of Mines in Ghana has
shown a strong desire to pursue a proposed
unitary negotiation concept which involves
negotiating collective bargaining terms
and wage increases, at an industry level.
AngloGold Ashanti will continue to engage with
stakeholders on the concept.
Ghana: Obuasi Gold Mine
In terms of the standing agreement negotiated
between the company and the union,
GMWU, there were no wage negotiations with
organised labour for 2016 at Obuasi Gold Mine
as the mine remained on limited operations.
The Anyinam Lodge (Obuasi Mine) redundancy
and retrenchment exercise was successfully
completed in 2016. The GMWU supported
management throughout the process.
Guinea: Siguiri Gold Mine
Notwithstanding a confrontational union
relations climate, accompanied by
sporadic protest actions sanctioned by
the union delegation at Siguiri Gold Mine,
management invested considerable amount
of time and effort into the promotion and
strengthening of relations with the union.
Sporadic work stoppages were amicably
resolved and ended without major incidents.
The 2016 annual wage negotiations were
successfully concluded.
Mali: Sadiola Gold Mine
The 2016 annual wage negotiations between
management and the union committees on
site were successfully concluded. The parties
agreed a one-year wage agreement approved
by the in-country Labour Inspectorate. A
stable and peaceful labour relations climate
was maintained during the year.
In the context of talent management and
succession planning, addressing gender parity,
strengthening local leadership and technical
capability, representation remains priority.
We continue to make progress on internal
succession placements, with 70% of key
positions ﬁlled internally. From our Continental
Africa operations, where the company has
experienced most dependence on expatriate
staff, employment of expatriates has been
reduced by 44%.
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Data tables

NAVIGATING REGULATORY AND POLITICAL
UNCERTAINTY AND RISK
In 2016 we developed site specific
procedures for payments to governments
Increased pressure is placed on
mining companies to address the
incongruence inservice delivery,
and to contribute more to local
development.
KEY FEATURES
Good policy frameworks along with supporting
regulations are intended for the beneﬁt of
societies, shaping their development and
enabling fair and equitable beneﬁts among
stakeholders. In this setting, norms for action
are set and there is predictability around their
enforcement. The conditions are created for
stakeholders to function effectively within
deﬁned boundaries.
In the absence of such frameworks, where
there is uncertainty in their development, or
where their design is not in the interests of
the greater good, unpredictability prevails.
The business landscape is characterised
by instability and the impacts on long-term
societal development are negative.
Policy making is typically driven by the
dominant political direction and agenda in any
particular jurisdiction. In our experience over
the past year across areas where we operate,
uncertainty or instability in policy development
has been inﬂuenced by a range of factors.
Policy related inaction may be associated
with the possibility of political change, often
associated with elections in certain countries.
Post-elections, leadership and policy direction
changes are associated with the need to
establish relationships with new players
across the authority hierarchy. Where political
reform is underway, the focus on improving
governance and increasing transparency may
also be associated with instability in its initial
stages before real change sets in. And ﬁnally, a
rising populist approach, which appears to be
increasing as a global phenomenon, may be
associated with increasingly partisan agendas
which do not necessarily focus on the greater
good. In each of these situations escalating
political rhetoric is evident, commonly
associated with heightened perceptions of
conﬂict within the political climate.
We have also observed a link between public
sector weakness and the marginalisation
of communities. As a result of ambiguity
in the relationship between business,
government and communities, public sector
service delivery failures may create conﬂict
or a breakdown in trust between the three
groups of stakeholders. Increased pressure
is placed on mining companies to address
the incongruence in service delivery, and
to contribute more to local development.
While AngloGold Ashanti acknowledges
its responsibility to contribute meaningfully
to local development, this should not
be by replacing governments’ legitimate
accountability for delivery of key services to
communities and society at large. Further
conﬂict may arise through the slow pace
IN FOCUS
of implementing policy. Such delays often
create misalignment between community
expectations and support for service delivery
from the company.
During the 2016 reporting period, various
instances of political and regulatory instability
and uncertainly were evident across our
operating jurisdictions.
In Ghana, national elections were held
late in the year. The pre-election political
rhetoric and policy inaction is believed to
have inﬂuenced national responses to the
challenges we faced at Obuasi Gold Mine.
In South Africa, municipal elections along
with economic instability and fairly broad-
based social conﬂict contributed to increasing
political risk.
Efforts at political and economic reform in
Brazil during the year were associated with
instability and increasing business risk.
In Colombia, peace efforts to end the long-
standing conﬂicts affecting the country
were associated with increasing levels of
excitement and optimism, but also with some
degree of anxiety related to the referendum
rejecting the peace deal.
OUR ACTIONS IN 2016
Our responses to navigating political and
regulatory uncertainty are framed by an
ethical approach, and are within accepted
regulatory frameworks.
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2016
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Strategy
Material issues
Data tables
G R I
DATA
t a b l e s
?
Question and
feedback
GRI SPECIFIC STANDARD
DISCLOSURES:
•

G4-EC1:
Payments to government
•
G4-EC4:
Financial assistance
received from government
•
GRI STANDARD DISCLOSURES:
•

G4-15
: List externally developed
economic, environmental and social
charters, principles, or other initiatives
to which the organisation subscribes
or which it endorses

Our actions generally fall into one of three types:
•

Proactively engaging in policy development
and conﬂict resolution, seeking mutually
beneﬁcial and sustainable outcomes;
•

Enhancing our internal systems and
activities to meet the requirements of any
regulatory changes; and
•

Disputing and seeking recourse where
we believe that we have been treated
unfairly and outside of accepted regulatory
prescripts.
We seek to be both proactive and law-abiding
citizens, as well as protect the company within
existing legal boundaries.
ANTI-BRIBERY AND ANTI-CORRUPTION
In 2016, the Foreign Corrupt Practices Act
(FCPA) enforcement recorded a record year
both from a corporate actions and sanctions
perspective. Globally, companies collectively
paid almost $2.5 billion in ﬁnes and penalties
to resolve FCPA cases. These corporate
enforcement actions encompassed a wide
variety of bribery schemes, ranging from
the novel to the mundane. It is against this
backdrop that issues of bribery and corruption
continue to receive escalating attention –
at national, local and company levels. As
highlighted in our 2015 report, AngloGold
Ashanti has a zero tolerance policy on bribery
and corruption. By the end of 2016, 7,469
employees successfully completed online anti-
bribery and anti-corruption training, and we
also conducted regular onsite assessments to
ensure potential risks were mitigated. In 2016,
workshops were held at operations in Ghana,
Mali and Tanzania in the Continental Africa
Region, to develop site-speciﬁc procedures
to address payments to government
departments and government ofﬁcials. A
review was undertaken in Guinea to monitor
the implementation of similar procedures
implemented in the previous reporting year.
These procedures supplement the anti-bribery
and anti-corruption policy and guidance by
addressing speciﬁc issues when dealing with
government entities.
PROACTIVE ENGAGEMENT IN POLICY
FORMULATION AND CONFLICT RESOLUTION
Where policy changes are anticipated,
the company regularly seeks to positively
engage in the shaping of such policy. At a
country or regional level, such engagement is
generally through industry and related bodies
which represent a formal voice in policy and
regulatory development dialogue. A range of
proactive engagements are discussed in more
detail in the relevant sections of the report,
with highlights given here.
N A V I G A T I N G R E G U L A T O R Y A N D P O L I T I C A L
U N C E R T A I N T Y A N D R I S K
( C O N T I N U E D )
In South Africa activities have included
providing input into and inﬂuencing pending
legislation in areas such as the Mineral
and Petroleum Resources Development
Amendment Act, Carbon Tax and National
Health Insurance. Extensive proactive
engagement has occurred in Colombia,
often in innovative projects which are likely
to shape policy development. A key example
is the artisanal and small-scale mining (ASM)
co-existence project where the company has
mobilised a range of stakeholders to assist as
well as provide technical support to relevant
Government departments in undertaking due
diligence and implementation of the project.
At an international level we have also
contributed to shaping global frameworks by
engaging through various organisations. These
include, amongst others, the International
Council on Mining and Metals, the United
Nations Global Compact and the Voluntary
Principles on Security, and Human Rights
(VPSHR). Beyond contributing to shaping best
practice, in some instances the company has
engaged with Government ofﬁcials and other
entities to facilitate training and capability
building outside the business in areas such as
human rights, anti-bribery and anti-corruption.
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Data tables

Positive and proactive engagement in support
of conﬂict resolution remains our preferred
approach where we anticipate conﬂict or
where conﬂict has arisen. The potentially
catastrophic situation where Obuasi Mine
was overrun by illegal miners is a key example
of where we remained true to this principle.
Despite the declaration of Force Majeure (and
the subsequent upliftment thereof) and a
request for arbitration, the company continued
to engage positively and proactively with
stakeholders. This included relentless and
active engagement with relevant Government
authorities at all levels; regional and municipal
authorities; industry bodies; traditional
authorities; and local communities.
Another example of positive engagement, this
time seeking to pre-empt potential conﬂict was
demonstrated in Tanzania. During 2016, the
Government of Tanzania issued a directive that
waste rock from Geita Gold Mine would be
provided to local ASM for them to process for
gold. Notwithstanding certain reservations on
the directive, the company actively engaged
with local authorities to give effect to it. This
included scheduling waste rock delivery to
a designated site. Unfortunately the venture
was unsuccessful, with local ASM declining
to utilise the waste rock due to its inadequate
gold content for economically viable recovery.
While there is the potential for further conﬂict
to arise as a consequence of the failed
initiative, the company will continue to navigate
it in a proactive and constructive way.
SYSTEM ENHANCEMENTS RESPONDING TO
CHANGING REGULATORY REQUIREMENTS
A signiﬁcant emerging regulatory and
governance trend is the increasing expectation
for transparency in the way companies treat
tax, and demonstrating how this meaningfully
contributes to national development.
During 2016, AngloGold Ashanti revised the
Group tax strategy, ensuring that:
•
it is aligned to the Group’s strategy and
business objectives;
•
all global taxes are managed in a
transparent, responsible and sustainable
manner; and
•
the tax strategy is implemented within the
governance framework which respects the
differing interests of all our stakeholders.
Central to the enhanced tax strategy is
the recognition that the Group must earn
and maintain its social licence to operate
as a responsible corporate citizen. This is
through a partnership with government and
community stakeholders, thus contributing
to a sustainable future in the countries in
which we operate. Ensuring tax efﬁciency
in all investment decisions and commercial
transactions, as we also seek to manage risk
effectively, the company must always be in
full compliance with the laws of the relevant
countries where we operate.
As a member of the Extractive Industries
Transparency Index (EITI), the Group reafﬁrmed
its commitment to promoting open and
accountable management of resources, and
the reporting of amounts paid to Government.
The revised tax policy and strategy was
reviewed and approved by the AngloGold
Ashanti board of directors who, together with
the Group Audit and Risk Committee, monitor
adherence to the policy.
Other areas where our systems have been
strengthened to respond to evolving regulatory
requirements, and discussed elsewhere in the
report include giving effect to Mining Charter
requirements in South Africa; improving
capability to manage occupational hazardous
exposures such as silica dust and diesel
particulate matter; and optimising water and
energy accounting.
SEEKING RECOURSE WHERE WE BELIEVE WE
HAVE NOT BEEN TREATED FAIRLY
Raising formal disputes with political
and regulatory authorities and with other
stakeholders is generally not our preferred
route. It however may be necessary
to do so, where positive and proactive
engagement has failed.
Our intent is to manage risk and protect
the integrity of the company. Most often,
formal dispute resolution has been limited to
various ﬁnes and penalties applied to aspects
of our business.
N A V I G A T I N G R E G U L A T O R Y A N D P O L I T I C A L
U N C E R T A I N T Y A N D R I S K
( C O N T I N U E D )
Payments to government ($m)
2016
2015
2014
2013
Argentina
89.8
111.1
96.1
122.4
Australia
84.1
42.6
67.1
49.2
Brazil
129.1
87.9
119.1
140.9
Colombia
11.8
11.3
15.1
22.1
Ghana
26.1
26.9
55.9
68.5
Guinea
40.5
69.2
67.8
93.3
Mali
33.5
29.6
29.4
57.6
South Africa
106.3
104.6
143.6
157.0
Tanzania
133.3
134.5
123.7
69.8
USA
6.2
24.6
30.5
28.5
O U R P E R F O R M A N C E
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Data tables

S E C T I O N 6
D A T A T A B L E S
N O T E
No data is reported for particular sites in certain years for the following reasons:
•
Obuasi went on care and maintenance in 2016;
•
CC&V was sold during 2015;
•
Navachab was sold during 2014;
•
Tropicana’s ﬁrst full year of production was 2014; and
•
Mine Waste Solutions was acquired during 2012, Data for
2012 reﬂects only the period that it was under AngloGold
Ashanti management.
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Leadership
Strategy
Material issues
Data tables
Glossary

Material issues
Indicator
2016
2015
2014
2013
2012
E M P L O Y E E
S A F E T Y
All injury frequency rate (per million hours worked)
Group
7.71
7.18
7.36
7.48
7.83
Americas
3.96
5.61
3.79
4.74
5.20
Continental Africa
0.51
0.50
1.56
1.97
2.26
South Africa
12.02
10.81
11.85
12.63
13.24
Australia
9.49
8.56
10.73
7.91
6.33
Fatal injury frequency rate (per million hours worked)
Group
0.06
0.09
0.04
0.05
0.10
Americas
0.05
0.05
0.09
0.00
0.05
Continental Africa
0.00
0.03
0.00
0.03
0.07
South Africa
0.09
0.13
0.06
0.07
0.13
Australia
0.00
0.00
0.00
0.00
0.00
Lost time injury frequency rate (per million hours worked)
Group
5.74
5.17
5.18
5.19
5.28
Americas
1.33
1.79
1.29
1.43
1.92
Continental Africa
0.13
0.22
0.54
0.67
0.87
South Africa
9.62
8.63
9.29
9.97
10.00
Australia
5.38
4.00
3.28
2.94
2.11
Occupational fatalities
Group
7
11
6
8
18
Americas
1
1
2
0
1
Continental Africa
0
1
0
2
6
South Africa
6
9
4
6
11
Australia
0
0
0
0
0
Injury severity rate (per million hours worked)
Group
313
326
277
247
267
Americas
59
149
92
91
73
Continental Africa
3
12
12
41
76
South Africa
547
550
511
469
496
Australia
1
4
0
18
11
D A T A T A B L E S
( C O N T I N U E D )
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Material issues
Indicator
2016
2015
2014
2013
2012
E M P L O Y E E A N D
C O M M U N I T Y
H E A LT H
New cases of silicosis (number of cases)
Group
131
142
210
297
175
South Africa
131
140
201
293
168
Continental Africa
0
0
9
4
7
Americas
0
2
0
0
0
% of individual silica dust samples exceeding the OEL
of 0.1mg/m
3
(South Africa only)
2.04
1.23
1.31
1.00
0.92
Noise induced hearing loss (number of cases)
Group
147
68
182
142
198
South Africa
71
64
30
38
57
Continental Africa
4
4
152
104
141
Americas
72
0
0
0
0
All occupational disease frequency rate (AODFR)
(per million hours worked)
Group
4.60
6.62
7.23
7.68
–
Americas
3.56
0.10
0.00
0.00
–
South Africa
7.18
12.11
12.05
15.10
–
Continental Africa
0.13
0.12
3.78
1.70
–
New cases of occupational TB (South Africa only)
285
315
385
447
446
Occupational TB incidence rate
1.02
1.26
1.57
1.49
1.45
New cases of malaria
Ghana
342
307
659
1,046
856
Mali
101
274
174
377
703
Guinea
965
1,528
952
805
948
Tanzania
96
135
149
230
138
Malaria lost time frequency rate
Ghana
41.16
28
105
0
0
Mali
21.47
55
68
206
288
Guinea
125.38
204
0
0
0
Tanzania
9.25
16
345
258
154
D A T A T A B L E S
( C O N T I N U E D )
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Indicator
2016
2015
2014
2013
2012
M A N A G I N G
C O M M U N I T Y
E X P E C TAT I O N S
A N D
D E M O N S T R AT I N G
C O N T R I B U T I O N
Proportion of spending on local suppliers (%)
Argentina
89
76
22
88
92
Brazil
88
94
94
93
98
United States
–
–
51
89
75
Australia
99
99
99
99
88
South Africa
68
99
99
98
85
Ghana
87
79
79
69
84
Mali
84
78
78
73
68
Guinea
73
72
72
69
73
Tanzania
68
60
75
84
59
Total procurement spend ($ bn)
Group ($ bn)
1.98
2.1
2.6
–
–
Centrally managed
1.24
1.3
1.1
–
–
Regionally managed suppliers
0.74
0.8
1.0
–
–
Number of sites on or adjacent to indigenous territories
with formal agreements with indigenous people
0
0
2
–
–
Sites where resettlements took place
4
1
2
–
–
Operations with impacts on communities (%)
100
100
100
–
–
Operations with implemented local community
engagement impact assessments and development
programmes (%)
100
100
100
–
–
Community incidents
2
15
16
26
58
D A T A T A B L E S
( C O N T I N U E D )
Community incidents
26
16
2
15
0
10
20
30
40
50
60
70
80
2016
2015
2014
2013
2012
58
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Indicator
2016
2015
2014
2013
2012
M A N A G I N G
C O M M U N I T Y
E X P E C TAT I O N S
A N D
D E M O N S T R AT I N G
C O N T R I B U T I O N
continued
Community investment (Economic value distributed)
($ million)
South Africa
4.60
6.29
8.07
8.39
7.70
Corporate
1.20
0.84
1.06
0.47
7.70
South Africa operations
3.42
5.45
7.02
7.92
0.07
Continental Africa
7.56
6.01
3.93
13.28
13.34
Ghana
0.26
0.34
0.36
1.50
2.46
Iduapriem
0.20
0.13
0.15
0.30
0.46
Obuasi
0.06
0.20
0.21
1.20
2.01
Mali
0.46
0.28
0.26
0.18
0.77
Morila
0.01
0.04
0.08
0.06
0.20
Sadiola
0.44
0.19
0.15
0.04
–
Yatela
0.01
0.05
0.02
0.08
0.57
Tanzania
4.18
3.76
1.97
5.49
4.83
Geita
4.18
3.76
1.97
5.49
4.83
Guinea
1.71
0.50
0.22
1.33
1.08
Siguiri
1.71
0.50
0.22
1.33
1.08
Namibia
–
–
0.04
0.06
0.20
Navachab
–
–
0.04
0.06
0.20
DRC
0.96
1.13
1.08
4.73
3.91
Kibali
0.96
1.13
0.65
4.14
0.98
Mongbwalu
0.00
0.00
0.43
0.58
2.94
Australia 0.55
0.34
0.25
0.46
0.46
Sunrise Dam & Tropicana
0.55
0.34
0.25
0.46
0.46
D A T A T A B L E S
( C O N T I N U E D )
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
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Indicator
2016
2015
2014
2013
2012
M A N A G I N G
C O M M U N I T Y
E X P E C TAT I O N S
A N D
D E M O N S T R AT I N G
C O N T R I B U T I O N
continued
Americas 9.02
4.16
3.66
5.76
5.15
Argentina
5.81
0.71
1.22
1.10
1.52
Cerro Vanguardia
5.81
0.71
1.22
1.10
1.52
Brazil
2.14
1.72
0.86
1.77
1.53
AGA Brazil
1.76
1.57
0.71
1.30
0.81
Serra Grande
0.38
0.14
0.15
0.47
0.72
Colombia
1.05
1.19
0.99
1.90
1.19
Colombia Greenﬁelds
0.08
0.03
0.13
0.34
–
Quebradona
0.17
0.32
0.00
0.00
–
Gramalote
0.14
0.16
0.20
1.04
–
La Colosa
0.67
0.68
0.66
0.53
–
USA
0.01
0.58
0.58
0.99
–
Cripple Creek & Victor
–
0.53
0.52
0.80
–
Denver Ofﬁce
0.01
0.04
0.06
0.19
–
Less equity-accounted investments
(1.56)
(1.57)
(1.11)
(5.36)
(1.75)
Group
20.20
15.22
14.80
22.54
24.91
D A T A T A B L E S
( C O N T I N U E D )
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D A T A T A B L E S
( C O N T I N U E D )
Financial Implications and opportunities due to
climate change
2016
Climate change poses challenges and opportunities to AngloGold Ashanti and consideration of these factors inﬂuences business-planning processes. Regulatory responses to climate change in the form of carbon taxes and budgeting as well as emissions reporting are increasingly being considered in the jurisdictions in which we operate, although economic concerns appear to be delaying the implementation of these.
The South African draft Carbon Tax bill late 2015, has not developed into law during 2016 as was initially expected, and implementation has been delayed until 2018 by the South African Minister of Finance. Given the high cost of electricity in the country, the South African National Treasury has continued to assure industry that measures will be put in place to mitigate a further rise in electricity costs due to the proposed carbon tax. It is however possible that the tax may have a slight impact on our production costs resulting from increases in supplier costs, including fossil fuel purchases, but for the most part, we do not anticipate it will have a material effect on the business. Nevertheless, in conjunction with rising electricity costs, the proposed tax continues to motivate the identiﬁcation of energy saving opportunities in the South African operations. In Australia, the government introduced a carbon emissions safeguard mechanism, aimed at limiting future growth in GHG emissions. Our operations at Sunrise Dam and Tropicana submitted baseline emission reports in accordance with the regulatory scheme. In the unlikely event that emission thresholds are exceeded over time, AngloGold Ashanti will need to address this through carbon credits, which may have a ﬁnancial implication.
AngloGold Ashanti participates in the Carbon Disclosure Project (CDP) and submits a comprehensive report to the
CDP annually. Financial implications and opportunities due to climate change are discussed in detail there. Our annual reports to the CDP are available on the
CDP
and
AngloGold Ashanti
websites.
Material issues
Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
Reportable environmental incidents 1 4 5 10 16
Environmental ﬁnes 0
(1)
0 0 0 0
(1)
AngloGold Ashanti deﬁnes a signiﬁcant ﬁne as one that exceeds USD100,000. No such ﬁnes were paid in 2016. A potential ﬁne over this threshold is currently proceeding through a dispute resolution mechanism in Ghana. During 2016, a non-monetary sanction that was imposed in Ghana is progressing through a dispute resolution mechanism.
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Material issues
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Indicator
2016
2015
IUCN red list species total number of IUCN red list
species and national conservation list species with
habitats in areas affected by the operations
Critically endangered:
•
IUCN: One species of amphibian at La Colosa Project.
•
National: One tree species at Gramalote.
Endangered:
•
IUCN: One species of mammal at AGA Mineração (Brazil); one species of plant, two species of bird and one species of amphibian at La Colosa
Project; one species of mammal and one species of amphibian at
Gramalote Project.
•
National: One species of plant and one species of ﬁsh at AGA Mineração
Brazil and two plant species at La Colosa.
Vulnerable:
•
IUCN: Six species of tree at Obuasi; one species of bird and two species of ﬁsh at AGA Mineração (Brazil); two species of plant, one species of amphibian, two species of mammal and three species of bird at
La Colosa Project; one species of mammal, two species of bird and one species of tree at Gramalote.
•
National: One species of plant in South Africa. Two species of plant, two species of mammal and one species of ﬁsh at AGA Mineração (Brazil);
three Flora Species at La Colosa and two species of tree at Gramalote.
Near threatened:
•
IUCN: Two species of mammal at Cerro Vanguardia; three species of bird and two species of mammals at AGA Mineração Brazil; one species of amphibian and one species of bird at La Colosa Project; one species of mammal, one species of bird and two species of tree at Gramalote and one species of plant in South Africa.
National:
•
Two species of plants in South Africa, one amphibian and one bird at
La Colosa.
Two species of mammal at Cerro
Vanguardia and three species of bird at
AGA Mineração (Brazil) are listed on the
IUCN Red List as Near Threatened and
six species of tree at Obuasi are listed
as Vulnerable.
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2016
2015
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2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Direct raw materials per operation
Ore processed (kilotonnes)
Argentina
3,141
3,304
3,300
2,434
1,806
Cerro Vanguardia
3,141
3,304
3,300
2,434
1,806
Australia
10,968
10,037
9,528
4,708
3,358
Sunrise Dam
4,041
3,880
3,821
3,479
3,358
Tropicana
6,927
6,157
5,707
1,229
–
Brazil
4,095
3,914
3,767
3,545
3,430
AGA Brazil (Mineração)
2,778
2,607
2,478
2,294
2,228
Serra Grande
1,317
1,307
1,289
1,251
1,202
Ghana
5,129
5,656
7,111
6,517
6,711
Iduapriem
5,129
4,702
4,873
4,793
4,585
Obuasi
0
954
2,238
1,724
2,126
Guinea
12,062
11,741
11,895
11,939
11,863
Siguiri
12,062
11,741
11,895
11,939
11,863
Mali
5,093
5,546
7,183
7,422
7,362
Sadiola
4,908
5,062
5,027
4,857
4,638
Yatela
185
484
2,156
2,565
2,724
Namibia
–
–
–
1,420
1,438
Navachab
–
–
–
1,420
1,438
South Africa
39,497
36,786
38,426
39,243
22,278
Mine Waste Solutions
26,083
24,451
24,818
23,977
7,184
Vaal River
8,987
9,082
10,206
11,753
12,149
West Wits
4,427
3,253
3,402
3,512
2,944
Tanzania
5,517
5,152
5,186
4,040
4,751
Geita
5,517
5,152
5,186
4,040
4,751
USA
–
11,210
19,303
20,753
20,912
CC&V
–
11,210
19,303
20,753
20,912
Group
85,504
93,346
105,699
102,021
83,909
D A T A T A B L E S
( C O N T I N U E D )
Direct raw materials per operation (ore processed)
(%)
Argentina 4
Australia 13
Brazil 5
Ghana 6
Guinea             14
Mali                   ;6
South Africa
46
Tanzania           6
6
6
46
4
6
13
14
5
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Material issues
Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Liquid fossil fuels (kilolitres)
Argentina
16,050
17,028
18,379
19,706
18,942
Cerro Vanguardia
16,050
17,028
18,379
19,706
18,942
Australia
65,141
103,496
110,600
42,490
25,388
Sunrise Dam
12,345
21,336
26,974
23,166
25,388
Tropicana
52,796
82,160
83,626
19,324
–
Brazil
16,718
15,078
15,811
13,109
12,108
AGA Brazil (Mineração)
11,224
10,700
11,890
8,813
8,160
Serra Grande
5,494
4,378
3,921
4,296
3,949
Ghana
13,903
13,377
10,550
29,984
24,034
Iduapriem
13,568
11,865
4,902
21,057
8,630
Obuasi
335
1,512
5,648
8,927
15,404
Guinea
58,629
53,913
47,195
55,822
56,441
Siguiri
58,629
53,913
47,195
55,822
56,441
Mali
35,995
36,689
42,478
66,418
72,519
Sadiola
33,451
33,671
36,479
53,365
54,893
Yatela
2,544
3,018
5,999
13,053
17,626
Namibia
–
–
0
13,785
14,238
Navachab
–
–
0
13,785
14,238
South Africa
5,260
6,871
6,257
6,107
5,605
Mine Waste Solutions
165
95
30
235
–
Vaal River
3,485
3,708
4,660
4,240
4,295
West Wits
1,610
3,068
1,567
1,632
1,309
Tanzania
77,649
74,307
81,251
84,123
86,851
Geita
77,649
74,307
81,251
84,123
86,851
USA
–
22,367
51,393
51,178
52,167
CC&V
–
22,367
51,393
51,178
52,167
Group
289,345
343,125
383,914
382,722
368,293
Liquid fossil fuels
(%)
Argentina 6
Australia 23
Brazil 6
Ghana 5
Guinea             18
Mali                  13
South Africa
2
Tanzania         28
5
13
2
6
28
23
18
6
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Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Lubricants (kilolitres)
Argentina
441
517
519
339
323
Cerro Vanguardia
441
517
519
339
323
Australia
715
910
826
–
–
Sunrise Dam
177
409
475
–
–
Tropicana
538
501
351
–
–
Brazil
1,025
939
944
759
639
AGA Brazil (Mineração)
782
690
702
506
392
Serra Grande
243
249
242
253
247
Ghana
500
458
488
–
–
Iduapriem
462
346
124
–
–
Obuasi
38
112
364
–
–
Guinea
92
106
135
104
134
Siguiri
92
106
135
104
134
Mali
376
388
459
1,088
1,879
Sadiola
360
347
424
791
1,261
Yatela
16
41
35
297
618
Namibia
–
–
–
78
189
Navachab
–
–
–
78
189
South Africa
802
676
676
1,050
1,305
Mine Waste Solutions
18
17
31
14
16
Vaal River
319
297
252
294
462
West Wits
465
362
393
742
828
Tanzania
1,152
1,087
1,126
2,161
2,074
Geita
1,152
1,087
1,126
2,161
2,074
USA
–
824
1,229
1,507
1,713
CC&V
–
824
1,229
1,507
1,713
Group
5,102
6,133
6,401
7,086
8,256
Direct raw materials by country
(Lubricants) (%)
Argentina         9
Australia         14
Brazil              20
Ghana            10
Guinea              2
Mali                   7
South Africa
16
Tanzania         23
10
7
16
9
23
14
2
20
D A T A T A B L E S
( C O N T I N U E D )
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
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Material issues
Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Cyanide (tonnes)
Argentina
1,072
1,015
960
836
628
Cerro Vanguardia
1,072
1,015
960
836
628
Australia
4,696
4,130
4,398
1,121
1,331
Sunrise Dam
1,244
1,360
1,178
1,121
1,331
Tropicana
3,452
2,770
3,220
–
–
Brazil
1,261
1,289
1,163
936
1,055
AGA Brazil (Mineração)
728
746
580
525
440
Serra Grande
533
543
583
411
615
Ghana
1,340
2,305
3,832
4,371
3,764
Iduapriem
1,340
1,240
1,200
1,480
1,340
Obuasi
0
1,065
2,632
2,891
2,424
Guinea
2,378
2,392
2,543
2,864
2,736
Siguiri
2,378
2,392
2,543
2,864
2,736
Mali
2,778
2,603
2,204
3,831
3,830
Sadiola
1,926
1,731
1,826
2,511
2,570
Yatela
852
872
378
1,320
1,260
Namibia
–
–
–
680
568
Navachab
–
–
–
680
568
South Africa
9,672
9,573
10,101
9,688
3,977
Mine Waste Solutions
6,349
6,469
6,193
5,833
–
Vaal River
1,863
2,020
2,567
2,301
3,064
West Wits
1,460
1,084
1,341
1,554
913
Tanzania
1,197
1,105
1,970
1,974
2,047
Geita
1,197
1,105
1,970
1,974
2,047
USA
–
2,740
4,305
4,431
4,124
CC&V
–
2,740
4,305
4,431
4,124
Group
24,394
27,153
31,476
30,732
24,060
Cyanide consumption by country
(%)
Argentina             5
Australia            19
Brazil                   5
Ghana                 5
Guinea            10
Mali                 11
South Africa
40
Tanzania           5
5
11
40
4
5
19
10
5
D A T A T A B L E S
( C O N T I N U E D )
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
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Material issues
Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Explosives (tonnes)
Argentina
4,005
3,616
3,777
5,406
3,097
Cerro Vanguardia
4,005
3,616
3,777
5,406
3,097
Australia
15,433
14,678
13,115
1,183
3,603
Sunrise Dam
2,060
827
741
1,183
3,603
Tropicana
13,373
13,851
12,374
–
–
Brazil
4,046
4,283
3,874
4,022
3,725
AGA Brazil (Mineração)
2,300
2,662
2,512
2,307
2,036
Serra Grande
1,746
1,621
1,362
1,715
1,689
Ghana
7,515
5,399
2,840
8,670
6,505
Iduapriem
7,515
5,181
2,732
8,670
6,505
Obuasi
0
218
108
–
–
Guinea
1,295
997
820
1,138
409
Siguiri
1,295
997
820
1,138
409
Mali
858
226
1,079
6,166
3,887
Sadiola
858
226
1,079
4,536
75
Yatela
0
–
–
1,630
3,812
Namibia
–
–
–
5,921
6,755
Navachab
–
–
–
5,921
6,755
South Africa
2,410
2,507
3,509
7,659
4,765
Mine Waste Solutions
–
–
–
–
–
Vaal River
570
1,242
1,644
4,536
2,314
West Wits
1,840
1,265
1,865
3,123
2,451
Tanzania
5,640
6,073
7,338
10,025
12,104
Geita
5,640
6,073
7,338
10,025
12,104
USA
–
8,531
17,413
20,312
19,208
CC&V
–
8,531
17,413
20,312
19,208
Group
41,203
46,310
53,765
70,502
64,058
Direct raw materials by country
(Explosives)(%)
Argentina            10
Australia              37
Brazil                  10
Ghana                18
Guinea 3
Mali 2
South Africa
6
Tanzania 14
18
2
10
14
37
3
10
6
D A T A T A B L E S
( C O N T I N U E D )
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
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Material issues
Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Total acid consumption (tonnes)
Argentina
1,952
1,830
1,828
1,284
380
Cerro Vanguardia
1,952
1,830
1,828
1,284
380
Australia
1,423
1,326
1,453
487
473
Sunrise Dam
572
594
480
487
473
Tropicana
851
732
973
–
–
Brazil
1,822
1,631
1,113
138
192
AGA Brazil (Mineração)
1,798
1,611
1,098
114
157
Serra Grande
24
20
15
24
35
Ghana
191
483
729
991
1,159
Iduapriem
191
310
124
354
397
Obuasi
0
173
605
637
762
Guinea
559
156
236
201
140
Siguiri
559
156
236
201
140
Mali
723
619
391
841
504
Sadiola
723
619
391
762
504
Yatela
–
–
–
79
–
Namibia
–
–
–
40
48
Navachab
–
–
–
40
48
South Africa
54,589
103,620
74,356
71,929
72,412
Mine Waste Solutions
9,686
34,565
6,429
2,287
633
Vaal River
43,795
68,255
67,219
68,910
71,197
West Wits
1,108
800
708
732
582
Tanzania
178
178
173
146
249
Geita
178
178
173
146
249
USA
–
93
194
140
233
CC&V
–
93
194
140
233
Group
61,438
109,935
80,473
76,197
75,790
Total acid consumption by country
(%)
Argentina            3
Australia             2
Brazil                  3
Ghana                0
Guinea               1
Mali                    1
South Africa
89
1
89
1
2
3
3
0
D A T A T A B L E S
( C O N T I N U E D )
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
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Material issues
Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Total alkali consumption (tonnes)
Argentina
2,083
1,960
1,559
1,939
972
Cerro Vanguardia
2,083
1,960
1,559
1,939
972
Australia
25,965
21,942
10,401
11,310
11,646
Sunrise Dam
9,581
9,214
9,781
11,310
11,646
Tropicana
16,384
12,728
620
–
–
Brazil
18,108
15,111
14,752
17,212
16,325
AGA Brazil (Mineração)
16,738
13,858
13,397
15,179
14,862
Serra Grande
1,370
1,253
1,355
2,033
1,463
Ghana
3,127
6,505
21,741
23,733
25,744
Iduapriem
3,124
3,220
1,202
4,183
4,075
Obuasi
3
3,285
20,539
19,550
21,669
Guinea
15,633
13,336
10,356
12,795
11,692
Siguiri
15,633
13,336
10,356
12,795
11,692
Mali
12,016
13,043
12,954
9,532
29,806
Sadiola
11,065
9,945
6,396
2,340
9,977
Yatela
951
3,098
6,558
7,192
19,829
Namibia
–
–
–
630
380
Navachab
–
–
–
630
380
South Africa
50,932
74,994
81,203
68,920
58,188
Mine Waste Solutions
21,698
30,775
27,467
16,855
4,843
Vaal River
26,387
42,016
52,012
49,288
50,801
West Wits
2,847
2,203
1,724
2,777
2,544
Tanzania
5,777
5,125
4,284
3,474
3,923
Geita
5,777
5,125
4,284
3,474
3,923
USA
–
63,055
111,683
119,500
120,245
CC&V
–
63,055
111,683
119,500
120,245
Group
133,641
215,071
268,933
269,045
278,921
Total alkali consumption by country
(%)
Argentina            2
Australia            20
Brazil                14
Ghana                2
Guinea            12
Mali                  9
South Africa
8
Tanzania          4
2
9
38
2
4
20
12
14
D A T A T A B L E S
( C O N T I N U E D )
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
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Material issues
Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Non-hazardous waste by type (tonnes)
Ferrous metal waste
17,796
17,772
16,730
25,000
19,400
Non-ferrous metal waste
1,892
1,301
968
1,700
320
General waste
Recycled
4,845
9,242
3,792
3,000
1,000
On-site disposal
44,243
41,668
35,486
36,500
42,000
Off-site disposal
9,389
1,353
1,362
500
2,200
Total
78,166
71,336
58,338
66,700
64,920
Hazardous waste by type (tonnes)
Battery waste (tonnes)
Recycled
109
141
46
89
10
Off-site disposal
1
13
0
9
0
Total
110
154
46
98
10
Hydrocarbon waste (m
3
)
Recycled
1,992
2,439
2,310
1,078
1,100
On-site disposal
327
131
296
204
0
Off-site disposal
2,843
5,665
552
155
300
Total
5,162
8,235
3,158
1,437
1,400
Other hazardous waste including ﬂuorescent lighting
and chemical and solvent waste (tonnes)
Recycled
614
963
413
87
117
On-site disposal
23,849
27,135
24,140
8,302
8,401
Off-site disposal
226
900
386
230
126
Total
24,689
28,998
24,939
8,619
8,644
D A T A T A B L E S
( C O N T I N U E D )
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
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Tailings deposited per country
(%)
Argentina           4
Australia          13
Brazil                 5
Ghana               6
Guinea            14
Mali                   6
South Africa
46
Tanzania            6
6
6
4
46
13
14
5
6
D A T A T A B L E S
( C O N T I N U E D )
Overburden and waste rock placed per country
(%)
Argentina          10
Australianbsp;   41
Brazil nbsp;        6
Ghana               14
Guinea              7
Mali                   5
South Africa
0
Tanzania         28
14
5
28
10
41
7
6
Material issues
Indicator
2016
2015
2014
2013
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Tailings deposited per country (megatonnes)
Argentina
3.14
3.30
3.30
1.08
Australia
10.97
10.04
9.53
4.71
Brazil
4.10
3.91
5.78
3.20
Ghana
5.13
5.66
7.11
11.09
Guinea
12.06
11.74
11.9
11.93
Mali
5.09
5.55
7.18
4.85
Namibia
–
–
–
1.42
Tanzania
5.52
5.15
5.19
4.04
South Africa
39.50
36.79
38.43
39.75
USA
–
11.21
19.30
0.00
Group
85.50
93.35
107.72
82.07
Overburden and waste rock placed per country (megatonnes)
Argentina
16.45
14.64
20.70
23.43
Australia
66.11
50.40
52.56
24.40
Brazil
9.16
9.02
7.92
5.38
Ghana
22.72
17.09
5.03
29.96
Guinea
11.89
11.84
9.64
10.86
Mali
7.87
10.52
7.28
44.19
Namibia
–
–
–
12.57
Tanzania
28.37
24.19
29.76
33.76
South Africa
0.00
0.00
–
0.73
USA
–
16.99
36.20
45.61
Group
162.56
154.69
169.09
230.89
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Energy consumption (Petajoules)
Argentina
1.76
Cerro Vanguardia
1.76
1.69
1.71
1.72
1.60
Australia
5.62
Sunrise Dam
2.03
1.97
2.29
2.14
2.08
Tropicana
3.59
3.17
3.23
0.73
–
Brazil
2.18
AGA Brazil (Mineração)
1.64
1.53
1.48
1.40
1.35
Serra Grande
0.54
0.48
0.48
0.45
0.48
Ghana
1.32
Iduapriem
1.02
0.89
0.62
1.25
1.01
Obuasi
0.30
0.56
1.46
1.77
1.74
Guinea
2.58
Siguiri
2.58
2.50
(1)
2.36
(1)
2.31
2.34
Mali
1.50
Sadiola
1.40
1.40
1.59
2.11
2.17
Yatela
0.10
0.12
0.24
0.52
0.70
Namibia
–
Navachab
–
–
–
0.74
0.75
South Africa
10.54
Mine Waste Solutions
0.74
0.73
0.76
0.62
0.21
Vaal River
4.87
4.89
(1)
5.31
5.63
5.87
West Wits
4.93
5.03
5.24
5.54
5.55
Tanzania
3.07
Geita
3.07
2.93
3.21
3.32
3.43
USA
–
CC&V
–
1.16
2.37
2.42
2.46
Group
28.55
29.06
(1)
32.34
32.68
31.74
Energy consumption by country
(Petajoules)
Argentina            2
Australia              6
Brazil                   2
Ghana                 1
Guinea               2
Mali                    2
South Africa
11
Tanzania            3
1
2
2
11
6
2
3
2
(1)
Restatement due to source data errors in 2014 and 2015
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
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2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Energy intensity (Gigajoule per tonne)
Argentina
Cerro Vanguardia
0.56
0.51
0.52
0.71
0.89
Australia
Sunrise Dam
0.50
0.51
0.60
0.60
0.62
Tropicana
0.52
0.52
0.57
0.60
–
Brazil
AGA Brazil (Mineração)
0.59
0.59
0.60
0.61
0.60
Serra Grande
0.41
0.37
0.37
0.41
0.40
Ghana
Iduapriem
0.20
0.19
0.13
0.26
0.22
Obuasi
0.00
0.59
0.65
1.03
0.82
Guinea
Siguiri
0.21
0.21
(1)
0.20
(1)
0.19
0.20
Mali
Sadiola
0.28
0.28
0.32
0.43
0.47
Yatela
0.54
0.25
0.11
0.20
0.26
Namibia
Navachab
–
–
–
0.52
0.52
South Africa
Mine Waste Solutions
0.03
0.03
0.03
0.03
0.03
Vaal River
0.54
0.54
(1)
0.52
0.48
0.48
West Wits
1.11
1.55
1.54
1.58
1.89
Tanzania
Geita
0.56
0.57
0.62
0.82
0.72
USA
CC&V
–
0.10
0.12
0.12
0.12
Group
0.33
0.31
(1)
0.30
0.32
0.38
D A T A T A B L E S
( C O N T I N U E D )
0
10
20
30
40
50
2016
2015
2014
2013
2012
Energy consumption and intensity
Intensity (Gigajoules per tonne)
29
0,25
0,30
0,35
0,40
33
32
29
32
C
onsu
mpti
on
(Peta
jou
les)
Intensity
Consumption
(1)
Restatement due to source data errors in 2014 and 2015.
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Indicator
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2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
GHG emissions (kilotonnes of GHG)
Argentina
Cerro Vanguardia
120
115
118
119
111
Australia
Sunrise Dam
113
116
135
122
125
Tropicana
223
220
224
51
–
Brazil
AGA Brazil (Mineração)
41
41
36
32
29
Serra Grande
19
15
14
15
14
Ghana
Iduapriem
108
95
74
113
94
Obuasi
41
79
198
199
197
Guinea
Siguiri
194
189
(1)
178
(1)
175
177
Mali
Sadiola
104
104
118
156
161
Yatela
7
9
18
38
52
Namibia
Navachab
–
–
–
42
43
South Africa
Mine Waste Solutions
207
193
201
165
54
Vaal River
1,282
1,232
(1)
1,360
1,415
1,482
West Wits
1,375
1,331
1,420
1,445
1,473
Tanzania
Geita
228
218
238
246
254
USA
CC&V
–
204
281
233
235
Group
4,062
4,162
(1)
4,613
(1)
4,566
4,501
D A T A T A B L E S
( C O N T I N U E D )
0
1
2
3
4
5
6
2016
2015
2014
2013
2012
0
20
40
60
GHG emissions and intensity
Emissions intensity (Kilotonne CO2e/t)
4.6
4.6
4.2
4.5
Emi
ssio
ns
(Mega
ton
nes
CO2e)
4.1
Intensity
Emissions
(1)
Restatement due to source data errors in 2014 and 2015.
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2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
GHG emissions intensity
(tonnes of GHG per kilotonne treated)
Argentina
Cerro Vanguardia
38
35
36
49
61
Australia
Sunrise Dam
28
30
35
35
37
Tropicana
32
36
39
–
–
Brazil
AGA Brazil (Mineração)
15
16
15
14
13
Serra Grande
14
12
11
12
12
Ghana
Iduapriem
21
20
15
24
21
Obuasi
0
83
88
115
93
Guinea
Siguiri
16
16
(1)
15
(1)
15
15
Mali
Sadiola
21
21
24
32
35
Yatela
40
18
8
15
19
Namibia
Navachab
–
–
–
29
30
South Africa
Mine Waste Solutions
8
8
8
7
8
Vaal River
143
136
(1)
133
120
122
West Wits
311
409
417
412
500
Tanzania
Geita
41
42
46
61
54
USA
CC&V
–
18
15
11
11
Group
48
45
(1)
43
45
54
D A T A T A B L E S
( C O N T I N U E D )
(1)
Restatement due to source data errors in 2014 and 2015.
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
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Material issues
Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
NO
x
, SO
x
and other air emissions
Oxides of Nitrogen (tonnes)
4,496
3,916
1,097
1,685
989
Oxides of Sulphur (tonnes)
4,052
9,346
4
30
32
Number of processing plants certiﬁed in full compliance
to the International Cyanide Management Code
15
15
15
16
16
Percentage of processing plants certiﬁed in full
compliance to the International Cyanide
Management Code
83
79
75
76
84
D A T A T A B L E S
( C O N T I N U E D )
Indicator
2016
Water sources signiﬁcantly affected by
withdrawal of water
The 401,000 ha Niger-Tinkisso Ramsar site is an extensive area of river and freshwater ponds and marshes between and around the
Tinkisso and Niger Rivers, however its boundaries are not clearly deﬁned. As many as 101,000 ha of the Ramsar site may overlap the
(159,000 ha) Siguiri mine concession in Guinea. The mine abstracts less than 0.5% of the Tinkisso River’s annual ﬂow.
Guinea
Number of sites in need of a Biodiversity Management
Plan (BMP) that have a BMP in place and operational
AngloGold Ashanti adopted a Biodiversity Management Standard in
2014 and operations were required to comply within two years. All operations are required to have an appropriate Biodiversity Action
Plan in place no later than 2016. At the end of 2016, 11 of the 15
AngloGold Ashanti-managed operations had conﬁrmed the need for and implemented a biodiversity action plan.
Percentage of sites that have been assessed as
requiring a BMP (%)
73
(1)
(1)
At the end of 2016, 73% of the 15 AngloGold Ashanti-managed operations or major projects had implemented a biodiversity action plan.
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Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Water use (kilolitres)
Argentina
Cerro Vanguardia
1,152,304
1,121,050
1,079,110
963,911
923,104
Australia
Sunrise Dam
1,178,594
1,771,804
1,865,789
1,828,291
1,700,260
Tropicana
5,798,363
4,876,207
4,883,382
2,096,956
–
Brazil
AGA Mineração
5,291,550
5,959,000
6,232,654
6,346,492
4,213,423
Serra Grande
1,623,003
1,506,533
1,921,340
1,379,430
458,804
Ghana
Iduapriem
935,501
750,162
341,508
795,291
582,093
Obuasi
–
3,128,789
3,696,086
3,685,030
3,820,282
Guinea
Siguiri
3,394,656
5,144,507
5,375,241
6,477,776
4,650,456
Mali
Sadiola
3,940,389
4,624,973
4,050,793
4,329,641
3,837,061
Yatela
4,031
33,422
17,269
254,459
1,577,698
Namibia
Navachab
–
–
– 1,004,882
989,315
South Africa
Mine Waste Solutions
6,475,245
7,973,906
11,191,090
9,737,097
4,564,417
Vaal River
12,274,619
13,259,313
13,402,434
14,331,193
14,748,178
West Wits
4,410,639
3,949,437
2,625,899
3,160,007
4,500,302
Tanzania
Geita
3,636,894
3,249,328
4,101,130
4,483,990
3,675,204
USA
CC&V
–
2,252,492
2,937,198
3,041,900
1,860,333
Group
50,715,788
59,600,922
63,720,923
63,916,346
52,100,929
Note: Yatela reposted nil owing to closure status (production is rinsing of HLP), subtracted from total AngloGold Ashanti data.
D A T A T A B L E S
( C O N T I N U E D )
Water consumption by country
(%)
Argentina 2
Australia 15
Brazil 14
Ghana 2
Guinea 7
Mali 8
South Africa
46
Tanzania 7
2
7
8
2
15
7
14
46
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Material issues
Indicator
2016
2015
2014
2013
2012
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Water use efﬁciency (kilolitres per tonne)
Argentina
Cerro Vanguardia
0.37
0.34
0.33
0.40
0.51
Australia
Sunrise Dam
0.44
0.46
0.49
0.53
0.51
Tropicana
0.84
0.79
0.86
1.71
–
Brazil
AGA Brazil (Mineração)
1.90
2.29
2.52
2.77
1.89
Serra Grande
1.23
1.15
1.49
1.10
0.38
Ghana
Iduapriem
0.18
0.16
0.07
0.17
0.13
Obuasi
–
3.28
1.65
2.14
1.80
Guinea
Siguiri
0.28
0.44
0.45
0.54
0.39
Mali
Sadiola
0.80
0.91
0.81
0.89
0.83
Yatela
0.02
0.07
0.01
0.10
0.58
Namibia
Navachab
–
–
–
0.71
0.62
South Africa
Mine Waste Solutions
0.25
0.33
0.45
0.41
0.64
Vaal River
1.37
1.46
1.31
1.22
1.21
West Wits
1.00
1.21
0.77
0.90
1.53
Tanzania
Geita
0.66
0.63
0.79
1.11
0.77
USA
CC&V
–
0.20
0.15
0.15
0.09
Group
0.59
0.64
0.60
0.63
0.62
D A T A T A B L E S
( C O N T I N U E D )
Water use and efficiency
Efficiency (Litres per tonne)
Efficiency
0
20
40
60
80
100
2016
2015
2014
2013
2012
0
200
400
600
800
1,000
64
64
60
51
52
Use (Gigalitres)
Use
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
2016
Percentage of water reused as
per the MCA Water Accounting
Framework
Total volume of water reused
by the organisation
Total water used for production
purposes
R E S P O N S I B L E
E N V I R O N M E N TA L
S T E WA R D S H I P
continued
Water reused
(%)
(Kl)
(Kl)
Cerro Vanguardia
86
8,268,336
9,668,476
Geita
71
13,792,072
19,526,910
Iduapriem
72
10,099,764
13,966,518
Mineração
70
16,739,525
23,907,946
MWS
89
86,648,995
96,950,739
Sadiola
70
15,715,072
22,302,096
Serra Grande
58
3,660,603
6,344,829
Siguiri
80
38,424,460
47,953,155
Sunrise Dam
54
3,157,288
5,802,989
Tropicana
60
9,580,805
15,996,110
VR (Input)
60
24,881,482
41,715,505
WW (Input)
75
29,317,405
39,163,565
Group
76
260,285,807
343,298,838
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
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2016
2015
Material issues
Operation
Restoration
Decommissioning
Restoration
Decommissioning
Rehabilitation liabilities per operation ($ million)
I N T E G R AT E D
C L O S U R E
P L A N N I N G
South Africa
14.8
80.4
17.9
77.4
Kopanang
1.1
12.1
1.2
12.4
Moab Khotsong
(1)
4.2
29.1
7.3
30.2
TauTona
(2)
3.6
11.9
4.0
10.0
Mponeng
2.6
5.5
2.0
3.9
Legacy projects
– Vaal River
–
4.2
–
4.7
– West Wits
–
0.3
–
0.3
– Other
0.2
–
0.3
–
First Uranium SA
3.1
16.4
3.1
15.1
Nufcor
–
0.9
–
0.8
Continental Africa
261.7
168.1
260.8
164.3
Ghana
Iduapriem
35.7
8.3
33.0
8.5
Obuasi
(3)
154.0
62.2
151.0
58.8
Guinea
Siguiri
28.1
27.9
31.8
29.4
Mali
(4)
Morila
–
7.0
2.4
6.2
Sadiola
14.7
12.5
14.1
12.5
Yatela
4.5
10.1
4.1
10.1
DRC
Kibali
(4)
–
9.5
–
7.0
D A T A T A B L E S
( C O N T I N U E D )
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
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D A T A T A B L E S
( C O N T I N U E D )
2016
2015
Material issues
Operation
Restoration
Decommissioning
Restoration
Decommissioning
I N T E G R AT E D
C L O S U R E
P L A N N I N G
continued
Tanzania
Geita
24.7
30.6
24.4
31.8
Australasia
42.5
28.9
32.7
28.7
Australia
Sunrise Dam
19.7
10.0
20.1
10.2
Tropicana
22.8
18.9
12.6
18.5
Americas
108.1
41.0
99.9
37.6
Argentina
Cerro Vanguardia
45.8
17.5
43.1
17.2
Brazil
AngloGold Ashanti Mineração
44.9
16.5
42.6
15.4
Serra Grande
9.6
7.0
9.1
5.0
United States of America
Cripple Creek & Victor & Other
0.5
–
0.5
–
Colombia
La Colosa
7.0
–
4.6
–
Gramalote
(4)
0.3
–
–
–
Other 3.7
–
6.0
–
430.8
318.4
417.3
308.0
Less equity accounted investments included
above
(4)
(4.9)
(39.1)
(6.4)
(35.8)
425.9
279.3
410.9
272.2
(1)
Includes Great Noligwa.
(2)
Includes Savuka.
(3)
Includes Mpasatia (Bibiani pit).
(4)
The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia.
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D A T A T A B L E S
( C O N T I N U E D )
2016
Total land
disturbed and not
yet rehabilitated
opening balance
Total amount
of land newly
disturbed within
the reporting
year
Total amount
of land newly
rehabilitated
within the
reporting period
to agreed upon
end use
Total amount
of land
rehabilitated
to date
Total amount of
land disturbed
and not yet
rehabilitated
closing balance
Total land
managed
I N T E G R AT E D
C L O S U R E
P L A N N I N G
continued
Land disturbed or rehabilitated (ha)
AGA
Mineração
510
18
34
430
494
21,653
Cerro Vanguardia
1,524
91
–
30
1,615
54,000
Geita
2,672
65
–
515
2,737
19,627
Iduapriem
2,180
20
24
422
2,177
11,000
MWS
3,329
–
–
16
3,329
6,680
Obuasi
2,235
1
1
144
2,235
20,146
Sadiola
2,072
62
–
124
2,134
30,260
Serra Grande
598
3
9
78
592
2,608
Siguiri
1,672
30
181
360
1,521
159,233
Sunrise Dam
1,220
–
–
725
1,220
12,395
Tropicana
2,862
240
20
121
3,081
99,632
VR (Input)
4,234
7
–
1,010
4,241
12,497
WW (Input)
1,310
–
–
296
1,310
3,744
Yatela
528
–
13
515
515
22,252
Group
26,947
537
282
4,787
27,202
475,727
Material issues
Indicator
2016
2015
2014
2013
2012
A RT I S A N A L A N D
S M A L L - S C A L E
M I N I N G
Number of sites/operations where ASM takes place
adjacent or near the mine
11
13
15
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
98
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
Indicator
2016
2015
2014
2013
2012
E M P L O Y E E ,
C O M M U N I T Y
A N D A S S E T
S E C U R I T Y
Fatalities and injuries to community members related
to security interventions
Fatalities
0
3
1
2
2
Injuries
36
34
42
27
16
Fatalities and injuries to community members whilst
engaged in illegal activity, and not related to security
interventions
Fatalities
11
10
12
16
19
Injuries
5
8
11
56
17
Fatalities and injuries to AngloGold Ashanti personnel
in the line of duty
Fatalities
2
0
0
0
0
Injuries
35
71
38
51
51
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
99
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
Indicator
2016
2015
2014
2013
TA L E N T
M A N A G E M E N T
A N D S K I L L S
D E V E L O P M E N T
Total average number of employees
52,649
52,266
58,057
66,434
Permanent
38,377
38,749
43,073
48,159
Contractors
14,272
13,517
14,984
18,275
Training and development expenditure ($m)
South Africa
29.5
29.0
37.0
45.0
Americas
2.0
1.6
2.0
3.0
Australia
0.9
0.9
1.0
2.0
Continental Africa
2.5
3.0
2.0
11.0
Number of grievances relating to unfair labour practices (number)
0
2.0
0.0
–
Minimum periods regarding operational changes
Argentina
–
–
–
–
Brazil
1 month
–
–
–
Colombia
12 months
–
–
–
Ghana
1 month
–
–
–
Guinea
1 month
–
–
–
Mali
1 month
–
–
–
South Africa
Management and Ofﬁcials
30 days
–
–
–
Miners and Artisans
24 hours
–
–
–
Category 4 to 8 Employees
24 hours
–
–
–
Strikes / lock-outs
0
0
–
–
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
100
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
Indicator
2016
2015
2014
2013
TA L E N T
M A N A G E M E N T
A N D S K I L L S
D E V E L O P M E N T
continued
Composition of governance bodies
Executive committee
Nationality (%)
South Africa
55
55
55
60
Spanish
11
11
11
10
Australian
11
11
11
10
American
11
11
11
10
Indian / British
11
11
11
10
Composition by HDSA (%)
HDSA
33
33
33
30
Non-HDSA
22
22
22
30
Non-South Africans
45
45
45
40
Gender (%)
Male
67
67
67
70
Female
33
33
33
30
Board
Nationality (%)
South Africa
55
55
55
67
American
18
18
0
0
Australian
9
9
27
11
British
9
9
9
11
Indian / British
9
9
9
11
Composition by HDSA (%)
HDSA
45
45
45
56
Non-HDSA
10
10
10
11
Non-South Africans
45
45
45
33
Gender (%)
Male
73
73
73
80
Female
27
27
27
20
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
101
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D A T A T A B L E S
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Material issues
Indicator
2016
2015
2014
2013
TA L E N T
M A N A G E M E N T
A N D S K I L L S
D E V E L O P M E N T
continued
Employees covered by collective bargaining (%)
Argentina
99
99
99
99
Australia
0
0
0
0
Brazil
100
100
100
100
Colombia
7
11
12
–
Ghana
96
96
88
97
Guinea
95
95
100
100
Mali
97
97
95
97
South Africa
94
92
97
93
Tanzania
87
88
86
82
USA
0
0
0
–
Employment equity across all levels
(South Africa only) (%)
Board
46
46
55.6
–
Top Management
50
50
42.9
–
Senior Management
41
39
40
–
Middle Management
51
49
49.3
–
Junior Management
60
59
57.4
–
Core and critical skills
55
54
52.6
–
Proportion of senior management from local community (%)
Argentina
100
100
100
–
Australia
89
90
100
–
Brazil
90
100
100
–
Corporate
88
88
87.4
–
Ghana
42
68
–
–
Guinea
25
33
–
–
Mali
0
33
–
–
Tanzania
8
20
–
–
Colombia
100
100
44
–
South Africa region
100
100
99.6
–
USA
0
0
100
–
Employment Equity across all levels
(South Africa only) (%)
46
50
41
51
60
55
0
20
40
60
80
100
Core and critical skills
Junior Management
Middle Management
Senior Management
Top Management
Board
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
102
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
Indicator
2016
R E S P E C T I N G
H U M A N R I G H T S
Operations and suppliers identiﬁed as having
signiﬁcant risk for incidents of child labour and
measures taken to effectively abolish child labour
AngloGold Ashanti is committed to upholding the basic human and labour rights enshrined in the AngloGold Ashanti Human
Rights Policy which is aligned to the UNGP and in the legislation, regulations and practices of the countries where we operate. The company does not employ child labour, nor do we employ workers younger than 18 years of age in roles where they would be exposed to hazardous work, even if local legislation permits this.
Operations and Suppliers identiﬁed as having
signiﬁcant risk for incidents of forced or
compulsory labour
AngloGold Ashanti is committed to upholding the basic labour rights enshrined in the Fundamental Rights Conventions of the ILO and in the legislation, regulations and practices of the countries where we operate. The company does not employ child labour, nor do we employ workers younger than 18 years of age in roles where they would be exposed to hazardous work, even if local legislation permits this. We note that children are involved in ASM activity on or around concessions where we operate. These activities are not regulated by the company. AngloGold Ashanti Human Rights Policy Code of
Business Principles and Ethics Human Resources strategy covers this.
Total number of incidents of violations involving
the rights of indigenous peoples
0
Material issues
Indicator
2016
2015
2014
2013
2012
Number of human rights grievances/community
allegations or incidents under VPSHR
Reported incidents 2 1 2 3 9
Allegations 6 4 – 2 6
Percentage of new suppliers screened using human
rights criteria
100 47.9 10 – –
Percentage of suppliers that were screened using
criteria for impact on society
100 47.9 10 – –
Percentage of new suppliers screened using labour
practices criteria
100 47.9 10 – –
Percentage of new suppliers screened using
environmental criteria
100 47.9 10 – –
Percentage of security personnel trained in the
organisation's human rights policies or procedures
94 91 97 – –
S U S TA I N A B L E D E V E L O P M E N T R E P O RT
2 0 1 6
103
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
Indicator
2016
N AV I G AT I N G
R E G U L AT O RY
A N D P O L I T I C A L
R I S K
Operations assessed for risk
related to corruption (%)
100
Total number of conﬁrmed
incidents in which employees
were dismissed or disciplined for
corruption
7
(1)
(2015: 2
(2)
)
Signiﬁcant risk related to
corruption identiﬁed through risk
assessment
All business units were assessed for risks related to bribery and corruption in 2016, including through the use of on-site assessment as part of our combined assurance audit program. As with any multi-national extractives organisation that operates in high-risk jurisdictions, risks were identiﬁed related to our suppliers, agents & intermediaries, interactions with government ofﬁcials, procurement generally, conﬂicts of interest, giving and receiving gifts. Group Compliance has speciﬁc measures to assess, manage and mitigate each of these risks, with a variety of policies, procedures, trainings, messaging, communications, etc. as part of a holistic “best practices” anti-corruption programme.
Communication and training
on anti-corruption policies and
procedures
In 2016, AngloGold Ashanti rolled out anti-corruption online training to all employees with computer access. All governance body members were also required to complete this training. Over 9,000 employees/governance body members successfully completed the training (which included rigorous assessments). In addition, all employees without online access receive annual DVD training (with or without local-language facilitators, as needed) that includes attention to bribery and corruption matters. As well, utilising a risk-based approach, “live” in-person training is also provided, covering not just bribery and corruption but related issues such as conﬂicts of interest, receiving gifts, interacting with government ofﬁcials, and procedures for hiring agents and intermediaries. These trainings and communications are in addition to our posters, corporate email communications, regular compliance newsletters and other newsletter articles, compliance intranet portal communications, as well as SMS communications in certain jurisdictions.
(1)
In 2016, four employees had their employment contracts terminated and another three resigned during investigations.
(2)
In 2015, two employees were dismissed (after disciplinary hearing) based on ﬁndings of misconduct.
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Material issues
Indicator
2016
2015
N AV I G AT I N G
R E G U L AT O RY
A N D P O L I T I C A L
R I S K
continued
Conﬁrmed incidents of corruption
and action taken
Through various reporting mechanisms, including via our third-
party whistleblowing hotline, AngloGold Ashanti employees and contractors have reported allegations of corruption in the various regions where we operate. In 2016, four employees had their
employment contracts terminated and another three resigned
during investigations. In addition, four supplier contracts were terminated following investigations of corruption allegations. There was one criminal matter related to an alleged sexual exploitation of a job applicant by a human resources manager in Tanzania that is being prosecuted by the Prevention and Combating of Corruption
Bureau in Tanzania.
Though various reporting mechanisms, including via our third-
party whistleblowing hotline, AngloGold Ashanti employees
and contractors have reported allegations of corruption in the various regions where we operate. In 2015, two employees
were dismissed (after disciplinary hearings) based on ﬁndings of misconduct. In addition, two supplier contracts were terminated.
There were no indictments or complaints (criminal or civil)
regarding corruption publicly (or privately) ﬁled with any court by any prosecutor or otherwise received by AngloGold Ashanti.
The total number of conﬁrmed
incidents when contracts with
business partners were terminated
or not renewed due to violation
related to corruption
4
(1)
2
Report public legal cases of
corruption brought against the
organization or its employees
1
–
Monetary value of signiﬁcant ﬁnes
1
(2)
0
Total number of non monetary
sanctions
0
0
(1)
In 2016, four supplier contracts were terminated following investigations of corruption.
(2)
AngloGold Ashanti deﬁnes a signiﬁcant ﬁne as one that exceeds USD100, 000. We received a $ 160,000 ﬁne related to the length of certain expatriate contracts at our mine in Siguiri, Guinea.
D A T A T A B L E S
( C O N T I N U E D )
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
Indicator
2016
2015
2014
2013
N AV I G AT I N G
R E G U L AT O RY
A N D P O L I T I C A L
R I S K
continued
Payments to government ($m)
Argentina
89.8
111.1
96.1
122.4
Dividends paid to the government
6.1
3.4
–
8.4
Taxation paid
15.8
26.7
21.8
33.4
Withholding tax (STC, royalties, etc)
36.0
35.9
34.6
38.6
Other indirect taxes and duties
2.8
4.0
4.3
4.3
Employee taxes and other contributions
18.5
21.3
17.1
15.4
Property tax
–
–
–
–
Other
10.5
19.8
18.3
22.3
Australia
84.1
42.6
67.1
49.2
Taxation paid
41.3
2.2
7.7
6.8
Withholding tax (STC, royalties, etc)
16.1
16.1
19.6
16.3
Employee taxes and other contributions
26.7
24.3
39.8
26.1
Brazil
129.1
87.9
119.1
140.9
Taxation paid
62.8
29.0
43.8
66.1
Withholding tax (STC, royalties, etc)
11.4
9.7
0.2
3.0
Other indirect taxes and duties
4.5
3.8
3.6
3.2
Employee taxes and other contributions
40.5
37.7
53.6
57.1
Property tax
2.3
0.9
0.2
1.5
Other
7.6
6.8
17.7
10.0
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
Indicator
2016
2015
2014
2013
N AV I G AT I N G
R E G U L AT O RY
A N D P O L I T I C A L
R I S K
continued
Payments to government ($m) cont.
Colombia
11.8
11.3
15.1
22.1
Taxation paid
1.2
1.2
–
–
Withholding tax (STC, royalties, etc)
2.7
1.7
2.8
4.5
Other indirect taxes and duties
0.2
0.1
0.2
0.3
Employee taxes and other contributions
5.8
6.0
7.7
10.3
Property tax
0.2
0.1
0.1
0.1
Other
1.8
2.2
4.3
6.9
DRC
26.1
30.9
21.7
23.1
Taxation paid
3.7
–
0.5
–
Withholding tax (STC, royalties, etc)
–
–
7.0
–
Other indirect taxes and duties
4.6
14.0
6.0
14.0
Employee taxes and other contributions
3.5
3.7
6.8
4.3
Property tax
–
–
0.1
3.7
Other
14.3
13.2
1.3
1.1
Ghana
26.1
26.9
55.9
68.5
Dividends paid to the government
–
–
–
0.7
Taxation paid
3.7
0.1
–
3.5
Withholding tax (STC, royalties, etc)
11.0
11.2
23.0
26.7
Other indirect taxes and duties
1.6
2.4
8.0
9.8
Employee taxes and other contributions
9.7
13.1
24.7
27.5
Property tax
0.1
0.1
0.2
0.3
Guinea
40.5
69.2
67.8
93.3
Dividends paid to the government
9.0
5.2
16.5
16.5
Taxation paid
5.6
38.7
18.1
41.6
Withholding tax (STC, royalties, etc)
16.5
15.3
22.1
26.7
Other indirect taxes and duties
1.5
1.3
2.6
2.4
Employee taxes and other contributions
7.8
8.7
8.5
6.0
Other
0.1
–
–
0.1
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
Indicator
2016
2015
2014
2013
N AV I G AT I N G
R E G U L AT O RY
A N D P O L I T I C A L
R I S K
continued
Payments to government ($m) cont.
Mali
33.5
29.6
29.4
57.6
Dividends paid to the government
4.4
6.7
–
3.7
Taxation paid
8.2
0.9
1.2
18.4
Withholding tax (STC, royalties, etc)
7.0
7.7
9.5
17.0
Other indirect taxes and duties
5.1
4.7
7.2
11.3
Employee taxes and other contributions
8.2
8.5
10.0
6.3
Property tax
0.4
0.4
0.8
0.5
Other
0.2
0.7
0.7
0.4
Namibia
–
–
3.3
7.4
Taxation paid
–
–
–
0.1
Withholding tax (STC, royalties, etc)
–
–
1.3
1.2
Other indirect taxes and duties
–
–
0.4
2.5
Employee taxes and other contributions
–
–
1.5
3.4
Property tax
–
–
0.1
0.2
South Africa
106.3
104.6
143.6
157.0
Taxation paid
0.4
4.2
15.7
12.3
Withholding tax (STC, royalties, etc)
5.2
4.6
17.9
11.8
Employee taxes and other contributions
92.9
88.7
100.2
121.7
Property tax
3.6
2.6
4.4
4.8
Other
4.3
4.5
5.4
6.2
Tanzania
133.3
134.5
123.7
69.8
Taxation paid
54.4
57.7
58.8
8.8
Withholding tax (STC, royalties, etc)
44.0
50.9
42.8
34.7
Other indirect taxes and duties
12.2
1.9
1.3
5.7
Employee taxes and other contributions
16.9
17.8
16.5
16.6
Other
5.8
6.2
4.3
4.0
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D A T A T A B L E S
( C O N T I N U E D )
Material issues
Indicator
2016
2015
2014
2013
N AV I G AT I N G
R E G U L AT O RY
A N D P O L I T I C A L
R I S K
continued
Payments to government ($m) cont.
USA
6.2
24.6
30.5
28.5
Taxation paid
–
–
3.5
3.5
Withholding tax (STC, royalties, etc)
–
0.8
0.7
0.3
Employee taxes and other contributions
6.2
17.1
18.5
17.3
Property tax
–
1.5
1.6
1.4
Other (production mine tax)
–
4.7
5.2
4.1
Other (severance tax)
–
0.5
1.0
1.9
Total value of political contributions
Brazil
–
–
0.8
–
Colombia
–
0.5
0.3
–
Financial assistance from government ($m)
30.1
37.8
39.5
24.6
Argentina 7.7
4.0
5.4
5.4
Cerro Vanguardia
7.7
4.0
5.4
5.4
Australia 18.8
29.4
30.5
15.1
Diesel Fuel rebate
18.8
29.4
30.5
15.1
South Africa
3.5
4.3
3.5
3.9
SA Operations
– Skills development levy credits
0.8
0.8
1.1
2.0
– Mining qualiﬁcation association discretionary grant
2.6
3.4
2.4
1.9
AngloGold Ashanti Health
– State-aided drugs
0.1
0.1
0.1
0.2
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Material issues
Indicator
%
2016
%
2015
N AV I G AT I N G
R E G U L AT O RY
A N D P O L I T I C A L
R I S K
continued
Economic value generated ($ million)
Gold sales and by-product income
(1)
99
4,223
98
4,280
Interest received
1
22
1
28
Royalties received
–
9
–
4
Proﬁt from sale of assets
–
4
–
1
Income from investments
–
5
1
64
Total economic value generated
100
4,263
100
4,377
Economic value distributed
Operating costs
(2)
44
1,876
43
1,876
Employee salaries, wages and other beneﬁts
(3)
25
1,095
27
1,183
Payments to providers of capital
4
180
6
245
– Finance costs and unwinding of obligations
4
180
6
245
– Dividends
–
–
Corporate taxation
– Current taxation
(4)
5
234
4
192
Community and social investments
(5)
1
23
–
14
Loss from investments
–
–
–
–
Total economic value distributed
80
3,408
80
3 510
Economic value retained
(6)
20
855
20
867
D A T A T A B L E S
( C O N T I N U E D )
(1)
Gold income from continuing operations increased by 2% as a result of an
8% increase in the gold price received at $1,249 for 2016.
(2)
Operating cost includes items classiﬁed as part of cost of sales; corporate administration, marketing and other expenses; exploration and evaluation costs; other operating expenses; and exchange gains and losses - per the income statement. It also includes indirect tax (recoveries) costs; legal fees (recoveries) and other costs related to contract terminations and settlement costs; and retrenchment and related costs - reported as part of special items in the income statement.
(3)
Employee salaries, wages and other beneﬁts include all payroll related taxes paid in all jurisdictions in which the group operates.
(4)
Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the group operates. The breakdown of taxation per country is as follows:
$ million
2016
2015
– South Africa
(2)
(13)
– Argentina
51
25
– Australia
24
25
– Brazil
50
61
– Ghana
13
–
– Guinea
31
17
– United States of America
(7)
(6)
– Tanzania
72
79
– Other
2
4
(5)
Community and social investments exclude expenditure by equity-
accounted joint ventures.
(6)
Economic value retained excludes impairments and impairment reversals.
The economic value retained relates to current year earnings.
For detailed information on physical cash payments made to governments
(including all corporate and employee taxes, permits, applications and dividends), refer to the regional reviews.
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TERM/DEFINITION
TERM/DEFINITION DESCRIPTION
AASA
Anglo American South Africa
ABAC
Anti-Bribery and Anti-Corruption
AGA
AngloGold Ashanti
AGAA
AngloGold Ashanti Australia
AIFR
All Injury Frequency Rate
AMCU
Association of Mine Worker
AODFR
All Occupational Disease Frequency Rate
APA Group
Australian Pipeline Trust limited and APT Investment Trust
ARM
African Rainbow Minerals
ASM
Artisanal and Small-scale Mining
Bn
Billion
BTR
Bow Tie Risk
CBO
Community Based Organisations
CDP
Carbon Disclosure Programme
CEO
Chief Executive Ofﬁcer
CIMS
Community Information Management System
CYLP
Chairman’s Young Leaders Programme
DRC
Democratic Republic of Congo
EDC
Enterprise Development Centres
EEO
Equal Employment Opportunity
EITI
Extractive Industry Transparency Initiative
EnMS
Energy Management System
EPA
Environmental Protection Agency
G L O S S A R Y O F T E R M S
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TERM/DEFINITION
TERM/DEFINITION DESCRIPTION
FCPA
Foreign Corrupt Practices Act
FIFR
Fatal Injury Frequency Rate
GEDP
Geita Economic Development Project
GHG
Green House Gas
GMWU
Ghana Mine Workers Union
GRI
Global Reporting Initiatives
GVD
Great Victoria Desert
HIV/AIDS
Human Immunodeﬁciency Virus/Acquired Immune Deﬁciency Syndrome
HPI
High Potential Incident
HRM
Hazard and Risk Management
ICMC
International Cyanide Management Code
ICMM
International Council on Mining and Metals
IFC
International Finance Corporation
IR
Integrated Report
IRS
Indoor Residual Spraying
ISO
International Standards Organisation
JSE
Johannesburg Stock Exchange
LED
Light Emitting Diode
LNG
Liqueﬁed Natural Gas
LTIFR
Lost Time Injury Frequency Rate
MLTFR
Malaria Lost Time Frequency Rate
Moz
Million Ounces
MQA
Mining Qualiﬁcation Authority
MSPI
Multi-Stakeholder Partnership Initiative
G L O S S A R Y O F T E R M S
( C O N T I N U E D )
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TERM/DEFINITION
TERM/DEFINITION DESCRIPTION
Mt
Million tonnes
MWS
Mine Waste Solutions
NGO
Non-Government Organisation
NIHL
Noise Induced Hearing Loss
NUM
National Union of Mineworkers
ODMWA
Occupational Diseases in Mines and Works Act
OECD
Organisation for Economic Cooperation and Development
OHSAS 18001
An international occupational health and safety management system speciﬁcation
OLD
Occupational Lung Disease
ROI
Return on Investment
SAQ
Self-Assessment Questionnaire
SLAM
Stop, Look, Assess and Manage
SIII
Stratum three
SES
Social, Ethics and Sustainability
SLP
Social Labour Plan
SP
System for People
NIHL
Noise Induced Hearing Loss
PESTLE
Political Economic Social Technological Legal and Environmental
SME
Small and Medium Enterprise
TAMICO
Tanzanian Mines Energy Construction and Allied Workers Union
TB
Tuberculosis
UASA
United Association of South Africa
VPSHR
Voluntary Principals on Security and Human Rights
G L O S S A R Y O F T E R M S
( C O N T I N U E D )
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1082/16
A N G L O G O L D A S H A N T I L I M I T E D
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
OFFICES:
Registered and Corporate
76 Rahima Moosa Street, Newtown 2001,
South Africa
PO Box 62117, Marshalltown 2107,
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
ANGLOGOLD ASHANTI WEBSITE:
www.anglogoldashanti.com
ANGLOGOLD ASHANTI LINKEDIN:
www.linkedin.com/company/anglogold-ashanti.com
For questions and feedback, please contact
sustainability@anglogoldashanti.com
A D M I N I S T R A T I O N
( C O N T I N U E D )
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 12, 2017
By:
/s/ M E SANZ PEREZ________
Name:
Title:
M E Sanz Perez
EVP: Group Legal, Commercial & Governance